As filed with the Securities and Exchange Commission on September 30, 2010
1933 Act Registration File No. 333-62298
1940 Act File No. 811-10401

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933		[X]
Pre-Effective Amendment No.		[ ]
Post-Effective Amendment No.	206	[X]

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940		[X]
Amendment No.	208	[X]

TRUST FOR PROFESSIONAL MANAGERS
(Exact Name of Registrant as Specified in Charter)

615 East Michigan Street
Milwaukee, Wisconsin 53202
(Address of Principal Executive Offices) (Zip Code)

Registrant's Telephone Number, including Area Code: (414) 287-3338

Rachel A. Spearo, Esq.
U.S. Bancorp Fund Services, LLC
615 East Michigan Street, 2nd Floor
Milwaukee, Wisconsin 53202
(Name and Address of Agent for Service)

Copies to:
Carol A. Gehl, Esq.
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, Wisconsin 53202
(414) 273-3500

It is proposed that this filing will become effective (check appropriate box)

[ ] immediately upon filing pursuant to Rule 485(b).
[X] on October 1, 2010 pursuant to Rule 485(b).
[ ] on (date) pursuant to Rule 485(a)(1).
[ ] 60 days after filing pursuant to Rule 485(a)(1).
[ ] 75 days after filing pursuant to Rule 485(a)(2).
[ ] on (date) pursuant to Rule 485(a)(2).

If appropriate, check the following box:

[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.



Heartland International Small Cap Fund

Trading Symbol
HINVX

Prospectus

October 1, 2010

The Securities and Exchange Commission (“SEC”) has not approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Table of Contents - Prospectus

Heartland International Small Cap Fund
A series of Trust for Professional Managers (the "Trust")

TABLE OF CONTENTS

Summary Section

Investment Objective

The Heartland International Small Cap Fund (the "Fund") seeks long-term capital appreciation with modest current income.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees *(fees paid directly from your investment)*	
Redemption Fee (as a percentage of the then-current net asset value of shares redeemed after being held 90 days or less)	2.00%
Annual Fund Operating Expenses	
(expenses that you pay each year as a percentage of the value of your investment)	
Management Fees	0.85%
Distribution and Service (Rule 12b-1) Fees	0.25%
Other Expenses[1]	1.30%
Total Annual Fund Operating Expenses	2.40%
Fee Waiver and/or Expense Reimbursement	-0.65%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	1.75%

[1] Because the Fund is new, these expenses are based on estimated amounts for the Fund's current fiscal year.

[2] Pursuant to an operating expense limitation agreement between the Fund's investment adviser, Heartland Advisors, Inc. (the "Advisor"), and the Fund, the Advisor has agreed to waive its management fees and/or reimburse expenses of the Fund to ensure that Total Annual Fund Operating Expenses (generally excluding front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest expenses on short positions, acquired fund fees and expenses or extraordinary expenses) for the Fund does not exceed 1.75% of the Fund's average net assets, through at least October 1, 2013, and subject thereafter to annual reapproval of the agreement by the Trust's Board of Trustees (the "Board of Trustees"). The agreement may be terminated only by, or with the consent of, the Board of Trustees. The Advisor may request recoupment of previously waived fees and paid expenses from the Fund for three years from the date such fees and expenses were waived or paid, subject to the expense limitation agreement.

Example. This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	**3 Years**
$178	$551

Portfolio Turnover. The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in the annual fund operating expenses or in the Example, affect the Fund's performance.

Principal Investment Strategies

The Fund primarily invests in non-U.S. and U.S. common stocks, selected on a value basis and whose current market prices, in the Advisor's judgment, are undervalued relative to their true worth. At least a majority of the Fund's assets are invested in dividend paying common stocks, which may provide modest income to the Fund. The Fund invests primarily in a concentrated number (generally 35 to 95) of common stocks. The Fund utilizes the Advisor's disciplined and time-tested 10 Principles of Value Investing™ framework to identify securities with the potential for appreciation and a potential margin of safety to limit downside risk.

The Fund invests at least 80% of its net assets primarily in non-U.S. and U.S. equity securities (including common stock, preferred stock, and options) of small cap companies, which are companies generally with market capitalizations of up to $4 billion at the time of purchase. The median market capitalization of the Fund is expected to fluctuate over time depending on the Advisor's perceptions of relative valuations, future prospects and market conditions.

Under normal market conditions, the Fund primarily invests in common stocks, both outside and within the U.S. The Fund may invest up to 50% of its net assets at market value at the time of purchase in emerging and less developed markets. The Fund's investments in foreign securities may include depositary receipts, such as American Depositary Receipts ("ADRs"). The Fund may invest up to 10% of its net assets measured at the time of purchase in ADRs. The Fund invests a significant portion of its assets in securities that are traded in currencies other than U.S. dollars, so the Fund may buy and sell foreign currencies to facilitate transactions in portfolio securities. At least 40% of the Fund's net assets, calculated at the time of purchase, will be invested in foreign securities or securities of U.S. companies whose revenue or operating income is derived from outside of the U.S. A foreign company or issuer is any company or issuer whose primary operations are located outside the United States and its territories. The Fund intends to invest at all times in securities of issuers representing at least three different countries, not including the United States.

The Fund does not invest more than 35% of its net assets at market value at the time of purchase in companies from any single country. However, since securities of companies representing numerous different countries may be listed and traded on registered U.S. stock exchanges or the Nasdaq National Market, at times more than 35% of the Fund's net assets may be invested in companies that are traded on registered U.S. stock exchanges or the Nasdaq National Market.

From time to time, the Advisor may conclude that a security other than an equity security presents a more attractive risk/reward profile. As a result, the Fund may invest up to an aggregate of 20% of its net assets at market value at the time of purchase in investment grade debt securities and convertible debt securities of non-U.S. and U.S. issuers that meet the Fund's investment criteria.

The Advisor's 10 Principles of Value Investing™ consist of the following criteria for selecting securities: (1) catalyst for recognition; (2) low price in relation to earnings; (3) low price in relation to cash flow; (4) low price in relation to book value; (5) financial soundness; (6) positive earnings dynamics; (7) sound business strategy; (8) capable management and insider ownership; (9) value of the company; and (10) positive technical analysis. The Fund may sell an investment when the Advisor determines that the potential for value no longer exists; when a company demonstrates a deteriorating financial position; when the risks related to investing in a foreign company become unacceptable; or when the investment no longer meets the criteria of the Advisor's 10 Principles of Value Investing™.

Principal Risks

Before investing in the Fund, you should carefully consider your own investment goals, the amount of time you are willing to leave your money invested, and the amount of risk you are willing to take. Remember, in addition to possibly not achieving your investment goals, **you could lose money by investing in the Fund**. The principal risks of investing in the Fund include:

· *Management Risk*. The risk that strategies employed by the Advisor in selecting investments for the Fund may not result in an increase in the value of your investment or in overall performance equal to other investments.
· *General Market Risk*. The risk that certain investments selected for the Fund's portfolio may be worth less than the price originally paid for them, or less than they were worth at an earlier time. The U.S. and international markets have experienced extreme price volatility, reduced liquidity and valuation difficulties in recent years. Continuing market problems may have adverse effects on the Fund.
· *New Fund Risk*. There can be no assurance that the Fund will grow to or maintain an economically viable size.
· *Equity Market Risk*. Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. Preferred stock is subject to the risk that the dividend on the stock may be changed or omitted by the issuer, and that participation in the growth of an issuer may be limited.
· *Foreign Securities and Emerging Markets Risk*. Foreign securities can be more volatile than domestic (U.S.) securities. Securities markets of other countries are generally smaller than U.S. securities markets. Many foreign securities may be less liquid and more volatile than U.S. securities, which could affect the Fund's investments. In addition, the Fund may invest in emerging markets which may be more volatile than the markets of developed countries.
· *Small Cap Company Risk*. Investing in securities of small cap companies generally involves a higher degree of risk than investing in securities of larger companies. The prices of securities of smaller companies are generally more volatile than those of larger companies, they generally will have less market liquidity, and they may be more likely to be adversely affected by poor economic or market conditions. These risks generally increase as the size of the companies decrease.

Table of Contents - Prospectus

- *Value-Style Investing Risk*. Value stocks can perform differently from the market as a whole and from other types of stocks. Value investments are subject to the risk that their intrinsic value may not be recognized by the broad market.
- *Limited Portfolio Risk*. As the Fund invests in a limited number of securities, a change in the value of any single holding may have a more pronounced effect on the Fund's net asset value ("NAV") and performance than would be the case if it held more positions. This generally will increase the volatility of the Fund's NAV and investment return.
- *Currency Risk*. Foreign securities usually are denominated and traded in foreign currencies, while the Fund values its assets in U.S. dollars. The exchange rates between foreign currencies and the U.S. dollar fluctuate continuously. As a result, the values of the Fund's non-U.S. investments will be affected favorably or unfavorably by changes in currency exchange rates relative to the U.S. dollar.
- *Debt Securities Risk*. Debt securities, such as notes and bonds, are subject to credit risk and interest rate risk. Credit risk is the possibility that an issuer of an instrument will be unable to make interest payments or repay principal when due. Changes in the financial strength of an issuer or changes in the credit rating of a security may affect its value. Interest rate risk is the risk that interest rates may increase, which tends to reduce the resale value of certain debt securities. Debt securities subject to prepayment can offer less potential for gains during a declining interest rate environment and similar or greater potential for loss in a rising interest rate environment. Limited trading opportunities for certain debt securities may make it more difficult to sell or buy a security at a favorable price or time.
- *Convertible Securities Risk*. The market value of a convertible security performs like that of a regular debt security, that is, if market interest rates rise, the value of the convertible security falls.

Performance

Performance information for the Fund has not been presented because, as of the date of this Prospectus, the Fund has not been in operation for a full calendar year.

Management

Investment Advisor. Heartland Advisors, Inc. serves as the investment advisor to the Fund.

Portfolio Manager. Mr. William ("Bill") J. Nasgovitz, President and Chief Executive Officer of the Advisor, has served as the Fund's portfolio manager since its inception.

Purchase and Sale of Fund Shares

You may conduct transactions by mail (Heartland International Small Cap Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701 (for regular mail) or 615 East Michigan Street, 3rd Floor (for overnight or express mail), Milwaukee, WI 53202), or by telephone at 1-877-484-6838. Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the financial intermediary directly. The minimum investment amount for initial investment in the Fund is $1,000. Subsequent purchases of Fund shares may be made at a minimum investment amount of $100.

Tax Information

The Fund's distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account. Such tax deferred arrangements may be taxed later upon withdrawal of monies from those arrangements.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Fund shares through a broker-dealer, or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create conflicts of interest by influencing the broker-dealer or other intermediary and your individual financial adviser to recommend the Fund over another investment. Ask your adviser or visit your financial intermediary's website for more information.

Table of Contents - Prospectus

Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Investment Objective

The Fund's investment objective is to seek long-term capital appreciation with modest current income.

Principal Investment Strategies

The Fund primarily invests in non-U.S. and U.S. equity securities, selected on a value basis and whose current market prices, in the Advisor's judgment, are undervalued relative to their true worth. At least a majority of the Fund's assets are invested in dividend paying common stocks, which may provide modest income to the Fund. The Fund invests primarily in a concentrated number (generally 35 to 95) of common stocks. The Fund utilizes the Advisor's disciplined and time-tested 10 Principles of Value Investing™ framework to identify securities with the potential for appreciation and a potential margin of safety to limit downside risk.

The Advisor's 10 Principles of Value Investing™ consist of the following criteria for selecting securities: (1) catalyst for recognition; (2) low price in relation to earnings; (3) low price in relation to cash flow; (4) low price in relation to book value; (5) financial soundness; (6) positive earnings dynamics; (7) sound business strategy; (8) capable management and insider ownership; (9) value of the company; and (10) positive technical analysis. The Fund may sell an investment when the Advisor determines that the potential for value no longer exists; when a company demonstrates a deteriorating financial position; when the risks related to investing in a foreign company become unacceptable; or when the investment no longer meets the criteria of the Advisor's 10 Principles of Value Investing™.

The Fund invests at least 80% of its net assets primarily in non-U.S. and U.S. equity securities (including common stock, preferred stock, and options) of small cap companies, which are companies generally with market capitalizations of up to $4 billion at the time of purchase. The median market capitalization of the Fund is expected to fluctuate over time depending on the Advisor's perceptions of relative valuations, future prospects and market conditions.

The Fund's focus is on individual securities, not on selection of countries or regions. Under normal market conditions, the Fund primarily invests in common stocks, both outside and within the U.S. The Fund may invest up to 50% of its net assets at market value at the time of purchase in emerging and less developed markets. At least 40% of the Fund's net assets, calculated at the time of purchase, will be invested in foreign securities or securities of U.S. companies whose revenue or operating income is derived from outside of the U.S. A foreign company or issuer is any company or issuer whose primary operations are located outside the United States and its territories. The Fund intends to invest at all times in securities of issuers representing at least three different countries, not including the United States.

The Fund does not invest more than 35% of its net assets at market value at the time of purchase in companies from any single country. However, since securities of companies representing numerous different countries may be listed and traded on registered U.S. stock exchanges or the Nasdaq National Market, at times more than 35% of the Fund's net assets may be invested in companies that are traded on registered U.S. stock exchanges or the Nasdaq National Market.

The Fund may invest up to 10% of its net assets measured at the time of purchase in ADRs. ADRs are certificates evidencing ownership of shares of a foreign-based issuer held by a U.S. bank or similar financial institution as depository. Designed for use in U.S. securities markets, ADRs are alternatives to the direct purchase of the underlying securities in their national markets and currencies. ADR holders may not have all of the legal rights of shareholders. ADRs may be sponsored or unsponsored. If the Fund is invested in an unsponsored ADR, the Fund is likely to bear its proportionate share of the expenses of the depository, and it may have greater difficulty in receiving shareholder communications than it would have with a sponsored ADR.

The Fund invests a significant portion of its assets in securities that are traded in currencies other than U.S. dollars, so the Fund may buy and sell foreign currencies to facilitate transactions in portfolio securities. The Fund usually does not hedge against possible variations in exchange rates, but exposure to a particular currency that the Advisor believes is overvalued may be hedged if the Fund has a substantial position in securities traded in that currency. The Fund may buy and sell currencies for cash at current exchange rates, or use an agreement to purchase or sell a specified currency at a specified future date or within a specified time period, at a price set at the time of the contract.

Table of Contents - Prospectus

From time to time, the Advisor may conclude that a security other than an equity security presents a more attractive risk/reward profile. As a result, the Fund may invest up to an aggregate of 20% of its net assets at market value at the time of purchase in investment grade debt securities and convertible debt securities of non-U.S. and U.S. issuers that meet the Fund's investment criteria.

Other Investment Policies of the Fund

Temporary Strategies; Cash or Similar Investments. For temporary defensive purposes, the Advisor may invest up to 100% of the Fund's total assets in high-quality, short-term debt securities and money market instruments. These short-term debt securities and money market instruments include shares of other mutual funds, commercial paper, certificates of deposit, bankers' acceptances, U.S. Government securities, corporate debt securities, variable rate demand notes and repurchase agreements. Taking a temporary defensive position may result in the Fund not achieving its investment objective. The Fund may temporarily invest in fixed-income securities of any duration. Temporary investments in liquid reserves are not required, and may not be possible because of market conditions. Furthermore, to the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market funds' management fees and operational expenses.

Change or Influence Control over Portfolio Companies. As a passive investor in a portfolio company, the Fund may communicate its views as a shareholder on matters of policy to the company's management, board of directors and other shareholders when a policy may affect the value of the Fund's investment. However, the Fund may, from time to time, use its ownership interest in a portfolio company to seek to change or influence control of the company's management. For example, the Fund might take steps, either individually or as part of a group, (a) to actively support, oppose or influence a company's decision-making, (b) to seek changes in a company's management or board of directors, (c) to effect the sale of all or some of a company's assets, (d) to vote to participate in or oppose a takeover of a portfolio company or an acquisition by a portfolio company, or (e) to serve as lead plaintiff in a matter related to a portfolio company. The Fund would engage in such activities in an effort to protect and maximize the value of its investment on behalf of the Fund's shareholders. The extent to which the Fund might invest for purposes of changing or influencing control of management would depend, among other things, on facts and circumstances specific to the issuer as well as general market conditions.

Investing for purposes of changing or influencing control of management could result in additional expenses to the Fund, including expenses associated with operational or regulatory requirements and the ongoing cost of potential litigation. It could also restrict the Fund's ability to freely dispose of the securities of a portfolio company with respect to which it is deemed to be investing to affect control, which might adversely affect the Fund's liquidity as well as the sale price of those securities. Finally, greater public disclosure is required regarding the Fund's investment and trading strategies in regulatory filings relating to such securities.

It is expected that the Fund would make investments for purposes of changing or influencing control only on a selective basis when the Advisor believes it would be in the best interests of the Fund and its shareholders.

Illiquid Securities. The Fund will not purchase a security if, as a result, more than 15% of its net assets would be invested in illiquid securities. A determination of whether a security is illiquid is made based upon guidelines established by the Board of Trustees and depends upon relevant facts and circumstances. Under those guidelines, the term "illiquid security" generally includes securities subject to restrictions on resale as a matter of contract or law, interest-only and principal-only mortgage-backed securities issued by private issuers, repurchase agreements maturing in more than seven days, and any security that may not be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the Fund has valued it. The Fund may invest in financial instruments that are purchased in private placements (that is, transactions in which securities have not been registered under federal law) and that are subject to restrictions on resale as a matter of contract or law. Securities that are not deemed to be illiquid under guidelines established by the Board of Trustees are not subject to the Fund's limitation on illiquid securities.

Table of Contents - Prospectus

Securities Issued in Pipe Transactions. The Fund may invest in securities that are purchased in private investment in public equity ("PIPE") transactions. Securities acquired by the Fund in such transactions are subject to resale restrictions under securities laws. While issuers in PIPE transactions typically agree that they will register the securities for resale by the Fund after the transaction closes (thereby removing resale restrictions), there is no guarantee that the securities will in fact be registered. In addition, a PIPE issuer may require the Fund to agree to other resale restrictions as a condition to the sale of such securities. Thus, the Fund's ability to resell securities acquired in PIPE transactions may be limited, and even though a public market may exist for such securities, the securities held by the Fund may be deemed illiquid.

Private Placement Securities. The Fund may also invest in securities that are purchased in private placement transactions. Securities acquired by the Fund in such transactions are subject to resale restrictions under securities laws. In addition, securities acquired in private placements typically are not publicly traded and they may be difficult to sell. Further, because there is generally no public market for these securities, there may be less information publicly available and, thus, it may be difficult to determine their fair value. While securities acquired in private placements are generally presumed to be illiquid, such securities may be ultimately determined to be liquid by the Board of Trustees. Securities that are not deemed to be illiquid under guidelines established by the Board of Trustees are not subject to the Fund's limitation on illiquid securities.

Private Company Securities. The Fund is also permitted to invest in securities that are issued by privately held companies. Securities issued by privately held companies are subject to the risks described above under the heading "Private Placement Securities." Also, privately held companies are not subject to SEC reporting requirements, are not required to maintain their accounting records in accordance with generally accepted accounting principles, and are not required to maintain effective internal controls over financial reporting. As a result, the Advisor may not have timely or accurate information about the business, financial condition and results of operations of the privately held companies in which the Fund invests. The securities of privately held companies are generally considered illiquid, although such securities may be ultimately determined to be liquid by the Board of Trustees.

Initial Public Offerings. The Fund may purchase equity securities in initial public offerings ("IPOs"). Such investments may have a magnified performance impact on the Fund due to the typical price volatility of securities sold in IPOs. Investments in IPOs also involve the risks that an active trading market may not develop or be sustained for the securities and that the issuer may not have a significant operating history or may not meet market expectations.

Futures and Options. The Fund may engage in transactions in options, futures contracts and options on futures contracts to hedge against anticipated declines in the market value of portfolio securities and increases in the market value of securities it intends to acquire. The Fund may also engage in such transactions to protect against exposure to interest rate changes. Finally, the Fund may use these instruments to enhance total return or to invest in eligible asset classes with greater efficiency and lower cost than is believed to be possible through direct investments.

Options and futures can be highly volatile investments and involve certain risks. These strategies require the ability to anticipate future movements in securities prices, interest rates, currency exchange rates and other economic factors. The Advisor's attempts to use such investments may not be successful and could result in reduction of the Fund's total return. The Fund's potential losses from the use of futures extend beyond its initial investment in such contracts. The Fund could experience losses if the prices of its options or futures positions move in a direction different than anticipated, or if the Fund were unable to close out its positions due to disruptions in the market or lack of liquidity. Over-the-counter options generally involve greater credit and liquidity risks than exchange-traded options. Options and futures traded on foreign exchanges generally are not regulated by U.S. authorities, and may offer less liquidity and less protection to the Fund if the other party to the contract defaults.

The Fund's use of options and futures and other investment techniques for hedging purposes involves the risk that changes in the value of a hedging investment will not match those of the asset or security being hedged. Hedging is the use of one investment to offset the effects of another investment. Imperfect or no correlation of the values of the hedging instrument and the hedged security or asset might occur because of characteristics of the instruments themselves or unrelated factors involving, for example, the markets on which the instruments are traded. As a result, hedging strategies may not always be successful. While hedging strategies can help reduce or eliminate portfolio losses, they can also reduce or eliminate portfolio gains.

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7

The Fund is limited to 5% of net assets for initial margin and premium amounts on futures positions considered speculative under regulations of the Commodities Futures Trading Commission.

When-Issued and Delayed-Delivery Securities; Forward Commitments. The Fund may purchase securities on a when-issued or delayed-delivery basis, and may purchase forward commitments. Although the payment and interest terms of these securities are established at the time the purchaser enters into the commitment, the securities may be delivered and paid for a month or more after the purchase date. The Fund may purchase securities in this manner in order to secure an advantageous price and yield, but the value of the security could change before settlement. Therefore, although the Fund will make such commitments only with the intention of actually acquiring the securities, they may sell the securities before settlement if it is deemed advisable for investment reasons. When-issued or delayed-delivery securities may sometimes be purchased on a "dollar roll" basis, meaning that the Fund will sell securities with a commitment to purchase similar, but not identical, securities at a future date. Dollar rolls are engaged in when the Advisor believes securities similar to those sold can be purchased a short time later at a lower price.

Change in Investment Objective. The Fund's investment objective may be changed without the approval of the Fund's shareholders upon 60 days' written notice to shareholders. Furthermore, the Fund will not make any change in its investment policy of investing at least 80% of net assets in investments of small cap equity securities without first changing the Fund's name and providing shareholders with at least 60 days' prior written notice.

Principal Risks

Before investing in the Fund, you should carefully consider your own investment goals, the amount of time you are willing to leave your money invested, and the amount of risk you are willing to take. Remember, in addition to possibly not achieving your investment goals, **you could lose money by investing in the Fund**. An investment in the Fund is not a deposit of a bank, nor insured or guaranteed by the Federal Deposit Insurance Corporation ("FDIC") or any other government agency. The principal risks of investing in the Fund are:

Management Risk. The ability of the Fund to meet its investment objective is directly related to the Advisor's investment strategies for the Fund. The value of your investment in the Fund may vary with the effectiveness of the Advisor's research, analysis and asset allocation among portfolio securities. If the Advisor's investment strategies do not produce the expected results, the value of your investment could be diminished or even lost entirely.

General Market Risk. The market value of a security may move up or down, sometimes rapidly and unpredictably. These fluctuations may cause a security to be worth less than the price originally paid for it, or less than it was worth at an earlier time. Market risk may affect a single issuer, industry, sector of the economy or the market as a whole. U.S. and international markets have experienced significant volatility since 2008. The fixed income markets have experienced substantially lower valuations, reduced liquidity, price volatility, credit downgrades, increased likelihood of default and valuation difficulties. Concerns have spread to domestic and international equity markets. In some cases, the stock prices of individual companies have been negatively impacted even though there may be little or no apparent degradation in the financial condition or prospects of that company. As a result of this significant volatility, many of the following risks associated with an investment in the Fund may be increased. Continuing market problems may have adverse effects on the Fund.

New Fund Risk. There can be no assurance that the Fund will grow to or maintain an economically viable size, in which case the Board of Trustees may determine to liquidate the Fund. Liquidation can be initiated without shareholder approval by the Board of Trustees if it determines it is in the best interest of shareholders. As a result, the timing of any liquidation may not be favorable to certain individual shareholders.

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Equity Market Risk. Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. These investor perceptions are based on various, unpredictable factors including: expectations regarding government, economic, monetary and fiscal policies; inflation and interest rates; economic expansion or contraction; and global or regional political, economic and banking crises. If you hold common stock, or common stock equivalents, of any given issuer, you would generally be exposed to greater risk than if you held preferred stocks and debt obligations of the issuer because common stockholders, or holders of equivalent interests, generally have inferior rights to receive payments from issuers in comparison with the rights of preferred stockholders, bondholders and other creditors of such issuers.

Foreign Investing Risk. Foreign stocks as an asset class may underperform U.S. stocks, and foreign stocks may be more volatile than U.S. stocks. Risks relating to investments in foreign securities (including, but not limited to, ADRs and participation certificates) include: currency exchange rate fluctuation; less available public information about the issuers of securities; less stringent regulatory standards; lack of uniform accounting, auditing and financial reporting standards; and country risks including less liquidity, high inflation rates, unfavorable economic practices and political instability.

Emerging Markets Risk. The risks of foreign investments typically are greater in emerging and less developed markets. For example, political and economic structures in these less developed countries may be new and changing rapidly, which may cause instability and greater risk of loss. Their securities markets may be less developed and securities in those markets are generally more volatile and less liquid than those in the developed markets. Emerging market countries also are more likely to experience high levels of inflation, deflation or currency devaluations, which could hurt their economies and securities markets. Certain emerging markets also may face other significant internal or external risks, including a heightened risk of war, and ethnic, religious and racial conflicts. In addition, governments in many emerging market countries participate to a significant degree in their economies and securities markets, which may impair investment and economic growth of companies in those markets. High levels of national debt tend to make such markets also heavily reliant on foreign capital and, therefore, vulnerable to capital flight.

Small Cap Company Risk. Investing in securities of small cap companies generally involves a higher degree of risk than investing in securities of larger companies. The prices of securities of smaller companies are generally more volatile than those of larger companies, they generally will have less market liquidity, and they may be more likely to be adversely affected by poor economic or market conditions. These risks generally increase as the size of the companies decrease. These smaller companies may not have the management experience, financial resources, product diversification and competitive strengths of large- or mid-cap companies, and, therefore, their securities tend to be more volatile than the securities of larger, more established companies.

Value-Style Investing Risk. Value stocks can perform differently from the market as a whole and from other types of stocks. Value stocks may be purchased based upon the belief that a given security may be out of favor. Value investing seeks to identify stocks that have depressed valuations, based upon a number of factors which are thought to be temporary in nature, and to sell them at superior profits when their prices rise in response to resolution of the issues which caused the valuation of the stock to be depressed. While certain value stocks may increase in value more quickly during periods of anticipated economic upturn, they may also lose value more quickly in periods of anticipated economic downturn. Furthermore, there is the risk that the factors which caused the depressed valuations are longer term or even permanent in nature, and that there will not be any rise in valuation. Finally, there is the increased risk in such situations that such companies may not have sufficient resources to continue as ongoing businesses, which would result in the stock of such companies potentially becoming worthless. Value investments are subject to the risk that their intrinsic value may not be recognized by the broad market.

Limited Portfolio Risk. As the Fund invests in a limited number of stocks, a change in the value of any single holding may have a more pronounced effect on the Fund's net asset value ("NAV") and performance than would be the case if it held more positions. This generally will increase the volatility of the Fund's NAV and investment return.

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Currency Risk. Foreign securities usually are denominated and traded in foreign currencies, while the Fund values its assets in U.S. dollars. The exchange rates between foreign currencies and the U.S. dollar fluctuate continuously. As a result, the values of the Fund's non-U.S. investments will be affected favorably or unfavorably by changes in currency exchange rates relative to the U.S. dollar. For example, the Fund may have a significant portion of its assets invested in securities denominated in a particular foreign currency, so the exchange rate between that currency and the U.S. dollar is likely to have a significant impact on the value of the Fund's investments. On occasion, the Fund may (but is not required to) try to hedge against the risk of loss resulting from currency fluctuation. There can be no guarantee that any hedging activity will be undertaken or, if undertaken, will be successful. Hedging activity or use of forward foreign currency contracts may reduce the risk of loss from currency revaluations, but also may reduce or limit the opportunity for gain and involves counterparty risks, which is the risk that the contracting party will not fulfill its contractual obligation to deliver the currency contracted for at the agreed upon price to the Fund.

Debt Securities Risk. Debt securities, such as notes and bonds, are subject to credit risk and interest rate risk. Credit risk is the possibility that an issuer of an instrument will be unable to make interest payments or repay principal when due. Changes in the financial strength of an issuer or changes in the credit rating of a security may affect its value. Interest rate risk is the risk that interest rates may increase, which tends to reduce the resale value of certain debt securities. Debt securities with longer maturities are generally more sensitive to interest rate changes than those with shorter maturities. Changes in market interest rates do not affect the rate payable on an existing debt security, unless the instrument has adjustable or variable rate features, which can reduce its exposure to interest rate risk. Changes in market interest rates may also extend or shorten the duration of certain types of instruments, such as asset-backed securities, thereby affecting their value and the return on your investment.

Convertible Securities Risk. A convertible security is a fixed-income security (a debt instrument or a preferred stock) which may be converted at a stated price within a specified period of time into a certain quantity of the common stock of the same or a different issuer. Convertible securities are senior to common stock in an issuer's capital structure, but are subordinated to any senior debt securities. While providing a fixed-income stream (generally higher in yield than the income derivable from common stock but lower than that afforded by a similar non-convertible security), a convertible security also gives an investor the opportunity, through its conversion feature, to participate in the capital appreciation of the issuing company depending upon a market price advance in the convertible security's underlying common stock.

Preferred Stock Risk. A preferred stock has a blend of the characteristics of bonds and common stock. It may offer the higher yield of a bond and has priority over common stock in equity ownership, but it does not have the seniority of a bond and, unlike common stock, its participation in the issuer's growth may be limited. Preferred stock has preference over common stock in the receipt of dividends or in any residual assets or both after payment to creditors should the issuer be dissolved. Although the dividend on a preferred stock may be set at a fixed annual rate, in some circumstances it may be changed or discontinued by the issuer.

Who Should Consider Investing in the Fund? The Fund is designed for investors who seek long-term capital appreciation from a diversified, actively managed portfolio of stocks of non-U.S. and U.S. small cap companies. The Fund's investment style is constructed to provide dividend paying, small cap, international exposure to your portfolio. The Fund is designed for investors who can accept the volatility and other investment risks of the broad-based international equity markets, but want an investment strategy that seeks to manage these risks by investing in companies believed to be undervalued relative to their true worth.

Portfolio Holdings Information

A description of the Fund's policies and procedures with respect to the disclosure of the Fund's portfolio holdings is available in the Fund's Statement of Additional Information ("SAI"). Currently, disclosure of the Fund's holdings is required to be made quarterly within 60 days of the end of each fiscal quarter in the annual and semi-annual reports to Fund shareholders and in the quarterly holdings report on Form N-Q. The annual and semi-annual reports will be available by contacting Heartland International Small Cap Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701 or calling 1-877-484-6838 or by visiting the Fund's website at www.heartlandinternationalfund.com.

Management of the Fund

The Advisor

The Fund has entered into an investment advisory agreement ("Advisory Agreement") with Heartland Advisors, Inc. Founded in 1983 by William ("Bill") J. Nasgovitz, the Advisor is an independent firm owned by its employees through Heartland Holdings, Inc. Its principal office is located at, and its mailing address is, 789 North Water Street, Suite 500, Milwaukee, Wisconsin 53202. As of August 31, 2010, the Advisor had approximately $3.5 billion of assets under its discretionary management. Under the Advisory Agreement, the Advisor manages the Fund's investments subject to the supervision of the Board of Trustees. For its services, the Fund pays the Advisor a monthly management fee that is calculated at the annual rate of 0.85% of the Fund's average daily net assets.

Fund Expenses. The Fund is responsible for its own operating expenses. Pursuant to an Operating Expense Limitation Agreement between the Advisor and the Fund, the Advisor has agreed to reduce its management fees and/or pay expenses of the Fund to ensure that the total amount of Fund operating expenses (generally excluding front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest expenses on short positions, acquired fund fees and expenses or extraordinary expenses) do not exceed 1.75% of the average net assets of the Fund for an initial three-year term beginning with the Fund's commencement of operations, and subject to annual re-approval of the agreement by the Board of Trustees thereafter. Any reduction in management fees or payment of expenses made by the Advisor may be reimbursed by the Fund in subsequent fiscal years if the Advisor so requests. This reimbursement may be requested if the aggregate amount actually paid by the Fund toward operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable limitation on Fund expenses. The Advisor is permitted to be reimbursed for management fee reductions and/or expense payments made in the prior three fiscal years. Any such reimbursement will be reviewed and approved by the Board of Trustees. The Fund must pay its current ordinary operating expenses before the Advisor is entitled to any reimbursement of management fees and/or expenses. In addition, any such reimbursement from the Fund to the Advisor will be subject to the applicable limitation on the Fund's expenses. This operating expense limitation agreement can only be terminated by, or with the consent of, the Board of Trustees.

A discussion regarding the basis of the Board of Trustees' approval of the Advisory Agreement will be available in the Fund's next semi-annual report to shareholders.

Portfolio Manager

Mr. William ("Bill") Nasgovitz has been the President and Chief Executive Officer of the Advisor since founding the firm in 1983. Mr. Nasgovitz is also President and Director of Heartland Group, Inc., an open-end investment company. In addition to the Fund, Mr. Nasgovitz serves as Portfolio Manager to another mutual fund managed by the Advisor, as well as other advisory clients and a Wisconsin limited partnership.

The SAI provides additional information about the Portfolio Manager's compensation, other accounts managed and ownership of shares of the Fund.

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Distribution of Fund Shares and Payments to Financial Intermediaries

The Distributor

ALPS Distributors, Inc (the "Distributor"), is located at 1290 Broadway, Suite 1100, Denver, Colorado 80203, and serves as distributor to the Fund. The Distributor is a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc. Shares of the Fund are offered on a continuous basis.

Distribution (12b-1) Plan

The Fund has adopted a Distribution Plan pursuant to Rule 12b-1 (the "Plan") under the Investment Company Act of 1940, as amended (the "1940 Act"). Under the Plan, the Fund is authorized to pay the Distributor a fee for the sale and distribution of the Fund's shares and services it provides to Fund shareholders. The maximum amount of the fee authorized is 0.25% of the Fund's average daily net assets annually (calculated and paid monthly at an annual rate). All or a portion of these fees may be paid, pursuant to contractual commitments, to brokers, dealers, banks and others who provide various services to its customers who hold shares of the Fund. Among others, these may include services such as: (1) establishing, maintaining and processing changes in shareholder accounts; (2) answering shareholder inquiries; (3) distributing prospectuses, reports, advertising and sales literature; and (4) preparing account statements and confirmations. Because these fees are paid out of the Fund's assets on an on-going basis, over time these fees will increase the cost of your investment in shares of the Fund and may cost you more than paying other types of sales charges.

Payments to Financial Intermediaries

The Fund may pay service fees to intermediaries, such as banks, broker-dealers, financial advisors or other financial institutions, including affiliates of the Advisor, for sub-administration, sub-transfer agency and other shareholder services associated with shareholders whose shares are held of record in omnibus accounts, other group accounts or accounts traded through registered securities clearing agents.

The Advisor or its affiliates may, from their own assets, respectively, make cash payments to some, but not all brokers, dealers or financial intermediaries for shareholder services and as an incentive to sell shares of the Fund and/or promote retention of their customer's assets in the Fund. These payments, sometimes referred to as "revenue sharing," do not change the price paid by investors to purchase the Fund's shares or the amount the Fund receives as proceeds from such sales. Revenue sharing payments may be made to brokers, dealers and other financial intermediaries that provide services to the Fund or to shareholders of the Fund, including shareholder servicing, transaction processing, recordkeeping, sub-accounting and other administrative services to their customers in connection with investments in the Fund. Revenue sharing payments may also be made to brokers, dealers and other financial intermediaries for inclusion of the Fund on preferred or recommended lists and for granting the Distributor or the Advisor access to sales meetings, sales representatives and management representatives of the broker, dealer or other financial intermediaries. These fees may be in addition to any distribution, administrative or shareholder servicing fees or other fees or charges paid from the Fund's assets to these financial intermediaries or by shareholders directly.

From time to time, and in accordance with applicable rules and regulations, the Advisor may also provide non-cash compensation, such as gifts, meals, tickets or event sponsorship, to representatives of various intermediaries who sell Fund shares or provide services to Fund shareholders. The receipt of these fees and/or non-cash compensation may provide an incentive to a financial intermediary, or its representatives, to favor sales of the Fund over sales of other financial products. These arrangements will not, however, change the price a shareholder pays for Fund shares or the amount that the Fund receives to invest on behalf of the shareholder.

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Shareholder Information

Share Price

The price of the Fund's shares is the Fund's NAV. The NAV is calculated (in U.S. $) by dividing the value of the Fund's total assets, less its liabilities, by the number of its shares outstanding. In calculating the NAV, portfolio securities are valued using current market values or official closing prices, if available. The NAV is calculated at the close of regular trading of the NYSE, which is generally 4:00 p.m., Eastern time. The NAV will not be calculated on days that the NYSE is closed for trading.

Each security owned by the Fund that is listed on a securities exchange is valued at its last sale price on that exchange on the date as of which assets are valued. Equity securities that are traded on national securities or foreign exchanges, or on over-the-counter markets, including futures contracts and options, shall be valued at the closing price on the principal exchange or market as of the close of regular trading hours on the day the securities are being valued. If there were no sales of a particular security on such security's principal exchange or market on the day that such security is being valued, such security shall be valued at the latest sales price on the Composite Market (defined below) for the day such security is being valued. If there were no sales of a particular security on such security's principal exchange or market or the Composite Market on the day that such security is being valued, such security shall be valued at the mean between the bid and asked prices on such day, as reported on such security's principal exchange or market as of the close of regular trading hours on the day such security is being valued. "Composite Market" means a consolidation of the trade information provided by national securities and foreign exchanges and over-the-counter markets as published by the Fund's primary pricing service. When market quotations are not readily available, a security or other asset is valued at its fair value as determined under fair value pricing procedures approved by the Board of Trustees. These fair value pricing procedures will also be used to price a security when corporate events, events in the securities market and/or world events cause the Advisor to believe that a security's last sale price may not reflect its actual market value. The intended effect of using fair value pricing procedures is to ensure that the Fund is accurately priced. The Board of Trustees will regularly evaluate whether the Fund's fair value pricing procedures continue to be appropriate in light of the specific circumstances of the Fund and the quality of prices obtained through their application by the Trust's valuation committee.

In the case of foreign securities, the occurrence of certain events after the close of foreign markets, but prior to the time the Fund's NAV is calculated (such as a significant surge or decline in the U.S. or other markets) often will result in an adjustment to the trading prices of foreign securities when foreign markets open on the following business day. If such events occur, the Fund will value foreign securities at fair value, taking into account such events in calculating the NAV. In such cases, use of fair valuation can reduce an investor's ability to seek to profit by estimating the Fund's NAV in advance of the time the NAV is calculated. The Advisor anticipates that the Fund's portfolio holdings will be fair valued only if market quotations for those holdings are considered unreliable.

When fair value pricing is employed, the prices of securities used by the Fund to calculate its NAV may differ from quoted or published prices for the same securities. Due to the subjective and variable nature of fair value pricing, it is possible that the fair value determined for a particular security may be materially different from the price of the security quoted or published by others, or the value when trading resumes or is realized upon its sale. Therefore, if a shareholder purchases or redeems Fund shares when the Fund holds securities priced at a fair value, the number of shares purchased or redeemed may be higher or lower than it would be if the Fund were using market value pricing.

Investors may be charged a fee if they effect transactions through a broker or agent. The Fund has authorized one or more brokers or financial intermediaries ("Authorized Intermediary") to receive on its behalf purchase and redemption orders. Such Authorized Intermediaries may be authorized to designate other intermediaries to receive purchase and redemption orders on the Fund's behalf. In such cases, the Fund will be deemed to have received a purchase or redemption order when an Authorized Intermediary or, if applicable, a broker's authorized designee, receives the order. Customer orders will be priced at the Fund's NAV next computed after the order is received in good order by an Authorized Intermediary or its authorized designee.

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How to Purchase Shares

Shares of the Fund are purchased at the next NAV calculated after your purchase order is received in good order by the Fund, or by an Authorized Intermediary, as discussed below.

Investment Minimums. The minimum initial investment in the Fund is $1,000. The minimum investment amount for subsequent investments is $100. The Fund reserves the right to waive the minimum initial investment or minimum subsequent investment amounts in its sole discretion. Shareholders will be given at least 30 days' written notice of any increase in the minimum dollar amount of initial or subsequent investments.

Fund shares may be offered through Authorized Intermediaries (including broker-dealers) and their agents in fee-based programs and other programs. In these programs, Authorized Intermediaries have made arrangements with the Fund and are authorized to buy and sell shares of the Fund that charge their customers transaction or other distribution or service fees with respect to their customers' investments in the Fund. If you are purchasing shares through financial intermediaries, including Authorized Intermediaries, you must follow the procedures established by your financial intermediary. Your financial intermediary is responsible for sending your purchase order and wiring payment to the Transfer Agent. Your financial intermediary holds the shares in your name and receives all confirmations of purchases and sales. Financial intermediaries placing orders for themselves or on behalf of their customers should call the Fund toll free at 1-877-484-6838, or follow the instructions listed in the following sections titled "Purchase by Mail," "Purchase by Wire" and "Investing by Telephone."

If you place an order for the Fund's shares through a financial institution in accordance with such financial institution's procedures, and such financial institution then transmits your order to the Transfer Agent in accordance with the Transfer Agent's instructions, your purchase will be processed at the NAV next calculated after the Transfer Agent receives your order. The financial institution must promise to send to the Transfer Agent immediately available funds in the amount of the purchase price in accordance with the Transfer Agent's procedures. If payment is not received within the time specified, the Transfer Agent may rescind the transaction and the financial institution will be held liable for any resulting fees or losses.

In the case of Authorized Intermediaries that have made satisfactory payment or redemption arrangements with the Fund, orders will be processed at the NAV next calculated after receipt by the Authorized Intermediary, consistent with applicable laws and regulations. Financial institutions, including Authorized Intermediaries, may set cut-off times for the receipt of orders that are earlier than the cut-off times established by the Fund. For more information about your financial institution's rules and procedures, and whether your financial institution is an Authorized Intermediary, you should contact your financial institution directly.

All account applications ("Account Applications") to purchase Fund shares are subject to acceptance by the Fund and are not binding until so accepted. The Fund reserves the right to reject any purchase order if, in its discretion, it is in the Fund's best interest to do so. For example, a purchase order may be refused if it appears so large that it would disrupt the management of the Fund. Purchases may also be rejected from persons believed to be "market-timers," as described under "Tools to Combat Frequent Transactions," below. A service fee, currently $25, as well as any loss sustained by the Fund, will be deducted from a shareholder's account for any purchases that cannot be properly processed. The Fund and the Transfer Agent will not be responsible for any losses, liability, cost or expense resulting from rejecting any purchase order. Your order will not be accepted until the completed Account Application is received by the Fund or the Transfer Agent.

Shares of the Fund have not been registered for sale outside of the United States or U.S. territories. The Fund generally does not sell shares to investors residing outside the United States, even if they are United States citizens or lawful permanent residents, except to investors with United States military APO or FPO addresses. Please contact the Advisor or the Distributor for a list of the U.S. territories. After opening an account, if you cease to reside in one of these areas, you will be ineligible to purchase additional shares, except those purchased through dividend and capital gain reinvestments.

Purchase Requests Must be Received in Good Order

Your share price will be the next NAV per share calculated after the Transfer Agent or your Authorized Intermediary receives your purchase request in good order. "Good order" means that your purchase request includes:

- · the name of the Fund;
- · the dollar amount of shares to be purchased;
- · your complete account application or investment stub; and
- · a check payable to "Heartland International Small Cap Fund"

All purchase requests received in good order before the close of the NYSE (generally 4:00 p.m., Eastern time) will be processed on that same day. Purchase requests received after the close of the NYSE (generally 4:00 p.m., Eastern time) will receive the next business day's NAV per share.

Purchase by Mail. To purchase the Fund's shares by mail, simply complete and sign the Account Application and mail it, along with a check made payable to "Heartland International Small Cap Fund" to:

Regular Mail	**Overnight or Express Mail**
Heartland International Small Cap Fund	Heartland International Small Cap Fund
c/o U.S. Bancorp Fund Services, LLC	c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701	615 East Michigan Street, 3rd Floor
Milwaukee, WI 53201-0701	Milwaukee, WI 53202

The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents. All purchase checks must be in U.S. dollars drawn on a domestic financial institution. The Fund will not accept payment in cash or money orders. The Fund also does not accept cashier's checks in amounts of less than $10,000. To prevent check fraud, the Fund will not accept third party checks (except properly endorsed IRA rollover checks), Treasury checks, credit card checks, checks drawn on a foreign bank, traveler's checks or starter checks for the purchase of shares. The Fund is unable to accept post-dated checks, post-dated on-line bill pay checks, or any conditional order or payment.

The transfer agent will charge a $25 fee against a shareholder's account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.

Purchase by Wire. If you are making your first investment in the Fund, before you wire funds the Transfer Agent must have a completed Account Application. You can mail or use an overnight service to deliver your Account Application to the Transfer Agent at the above address. Upon receipt of your completed Account Application, the Transfer Agent will establish an account for you. Once your account has been established, you may instruct your bank to send the wire. Prior to sending the wire, please call the Transfer Agent at 1-877-484-6838 to advise them of the wire and to ensure proper credit upon receipt. Your bank must include the name of the Fund, your name and your account number so that monies can be correctly applied. Your bank should transmit immediately available funds by wire to:

Wire to:	U.S. Bank, N.A.
ABA Number:	075000022
Credit:	U.S. Bancorp Fund Services, LLC
Account:	112-952-137
Further Credit:	Heartland International Small Cap Fund
	(Shareholder Name/Account Registration)
	(Shareholder Account Number)

Wired funds must be received prior to the close of the NYSE (generally 4:00 p.m., Eastern time), to be eligible for same day pricing. The Fund is not responsible for the consequences of delays resulting from the banking or Federal Reserve wire system, or from incomplete wiring instructions.

Subsequent Investments. The minimum subsequent investment amount is $100. You may add to your account at any time by purchasing shares by mail, by telephone or by wire. You must call to notify the Fund at 1-877-484-6838 before wiring. An investment stub, which is attached to your individual account statement, should accompany any investments made through the mail. All purchase requests must include your shareholder account number.

Investing by Telephone. If you have opened an account and established bank account information, you may purchase additional shares by calling the Fund toll free at 1-877-484-6838. This option allows investors to move money from their bank account to their Fund account upon request. Only bank accounts held at domestic institutions that are Automated Clearing House ("ACH") members may be used for telephone transactions. The minimum telephone purchase amount is $100. If your order is received prior to the close of the NYSE (generally 4:00 p.m., Eastern time), shares will be purchased in your account at the price determined on the day your order is placed. During periods of high market activity, shareholders may encounter higher than usual call waiting times. Please allow sufficient time to place your telephone transaction. Transactions placed by telephone for which the Fund is unable to successfully draft from your bank account will be canceled and are subject to a fee.

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New accounts may not make an initial purchase via telephone. If you have already opened an account and established your bank account information, you may call a representative to request a purchase of shares by authorizing the amount to be drafted from your bank account. To add telephone purchase options to an existing account, complete the Account Maintenance Form.

Automatic Investment Plan. For your convenience, the Fund offers an AIP. Under the AIP, after your initial investment, you may authorize the Fund to withdraw automatically from your personal checking or savings account an amount that you wish to invest, which must be for a minimum of at least $100 per bank draft. In order to participate in the AIP, your bank must be a member of the ACH network. If you wish to enroll in the AIP, complete the appropriate section in the Account Application or Account Maintenance Form for existing accounts. The Fund may terminate or modify this privilege at any time. You may terminate your participation in the AIP at any time by notifying the Transfer Agent five days prior to the effective date. A fee will be charged if your bank does not honor the AIP draft for any reason.

Anti-Money Laundering Program. Please note that the Fund has established an Anti-Money Laundering Compliance Program (the "Program") as required by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act") and related anti-money laundering laws and regulations. In order to ensure compliance with these laws, the Account Application asks for, among other things, the following information for all "customers" seeking to open an "account" (as those terms are defined in rules adopted pursuant to the USA PATRIOT Act):

- full name;
- date of birth;
- Social Security or taxpayer identification number; and
- permanent street address (P.O. Box only is not acceptable).

Accounts opened by entities, such as corporations, limited liability companies, partnerships or trusts, will require additional documentation. Please note that if any information listed above is missing, your Account Application will be returned and your account will not be opened. In compliance with the USA PATRIOT Act and other applicable anti-money laundering laws and regulations, the Transfer Agent will verify the information on your application as part of the Program. The Fund reserves the right to request additional clarifying information and may close your account if such clarifying information is not received by the Fund within a reasonable time of the request or if the Fund cannot form a reasonable belief as to the true identity of a customer. If you require additional assistance when completing your application, please contact the Transfer Agent at 1-877-484-6838.

How to Redeem Shares

In general, orders to sell or "redeem" shares may be placed directly with the Fund or through a broker-dealer or financial institution. However, if you originally purchased your shares through a broker-dealer or financial institution, your redemption order must be placed with the same institution in accordance with the procedures established by that institution. Your financial institution is responsible for sending your order to the Transfer Agent and for crediting your account with the proceeds. You may redeem part or all of your investment in the Fund's shares on any business day that the Fund calculates its NAV. To redeem shares of the Fund, you must contact the Fund either by mail or by phone to place a redemption order. Your redemption request must be received in good order (as discussed under "Payment of Redemption Proceeds," below) prior to the close of the regular trading session of the NYSE (generally 4:00 p.m., Eastern time) in order to obtain that day's closing NAV. Redemption requests received after the close of the NYSE will be treated as though received on the next business day.

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Shareholders who have an IRA or other retirement plan must indicate on their redemption request whether or not to withhold federal income tax. Redemption requests failing to indicate an election not to have tax withheld will generally be subject to 10% withholding.

Payment of Redemption Proceeds. You may redeem your Fund shares at a price equal to the NAV next determined after the Transfer Agent receives your redemption request in good order. Your redemption request cannot be processed on days the NYSE is closed. All requests received in good order by the Fund before the close of the regular trading session of the NYSE (generally 4:00 p.m., Eastern time) will usually be sent on the next business day.

A redemption request will be deemed in "good order" if it includes:

- the shareholder's name;
- the name of the Fund you are invested in;
- the account number;
- the share or dollar amount to be redeemed; and
- signatures by all shareholders on the account and signature guarantee(s), if applicable.

You must have a check sent to the address of record, proceeds may be wired to your pre-established bank account or funds may be sent via electronic funds transfer through the ACH network using the bank instructions previously established on your account. Redemption proceeds will typically be sent on the business day following your redemption. Wires are subject to a $15 fee. There is no charge to have proceeds sent via ACH, however, funds are typically credited to your bank within two to three days after redemption. In all cases, proceeds will be processed within seven calendar days after the Fund receives your redemption request.

Before selling recently purchased shares, please note that if the Transfer Agent has not yet collected payment for the shares you are selling, it may delay sending the proceeds until the payment is collected, which may take up to 15 calendar days from the purchase date. Furthermore, there are certain times when you may be unable to sell Fund shares or receive proceeds. Specifically, the Fund may suspend the right to redeem shares or postpone the date of payment upon redemption for more than seven calendar days: (1) for any period during which the NYSE is closed (other than customary weekend or holiday closings) or trading on the NYSE is restricted; (2) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund to fairly determine the value of its net assets; or (3) for such other periods as the SEC may permit for the protection of shareholders.

Redemption proceeds will be sent to the address of record. The Fund will not be responsible for interest lost on redemption amounts due to lost or misdirected mail. The Transfer Agent may require a signature guarantee for certain redemption requests. A medallion signature guarantee assures that your signature is genuine and protects you from unauthorized account redemptions. Medallion signature guarantees can be obtained from banks and securities dealers, *but not from a notary public*. A medallion signature guarantee of each owner is required in the following situations:

- if ownership is being changed on your account;
- when redemption proceeds are payable or sent to any person, address or bank account not on record;
- if a change of address request has been received by the Transfer Agent within the last 15 days; and
- for all redemptions in excess of $50,000 from any shareholder account for all written redemptions.

In addition to the situations described above, the Fund and/or the Transfer Agent reserve the right to require a signature guarantee in other instances based on the circumstances relative to the particular situation.

Redemption by Mail. You can execute most redemptions by furnishing an unconditional written request to the Fund to redeem your shares at the current NAV. Redemption requests in writing should be sent to the Transfer Agent at:

Regular Mail	**Overnight or Express Mail**
Heartland International Small Cap Fund	Heartland International Small Cap Fund
c/o U.S. Bancorp Fund Services, LLC	c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701	615 East Michigan Street, 3rd Floor
Milwaukee, WI 53201-0701	Milwaukee, WI 53202

The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents.

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Wire Redemption. Wire transfers may be arranged to redeem shares. However, the Transfer Agent charges a fee, currently $15, per wire redemption against your account on dollar specific trades, and from proceeds on complete redemptions and share-specific trades. Your financial institution may charge an additional fee.

Telephone Redemption. You may redeem shares, in amounts of $100,000 or less, by instructing the Fund by phone at 1-877-484-6838 (unless you refuse telephone privileges by checking the appropriate box on your Account Application). A signature guarantee may be required of all shareholders in order to qualify for or to change telephone redemption privileges on an existing account. Telephone redemptions cannot be made if you notify the Transfer Agent of a change of address within 15 days before the redemption request. If you have a retirement account, you may not redeem shares by telephone. During periods of high market activity, shareholders may encounter higher than usual call waiting times. Please allow sufficient time to place your telephone transaction.

Note: Neither the Fund nor any of its service providers will be liable for any loss or expense in acting upon instructions that are reasonably believed to be genuine. To confirm that all telephone instructions are genuine, the Fund will use reasonable procedures, such as requesting:

- · that you correctly state your Fund account number;
- · the name in which your account is registered; or
- · the Social Security or taxpayer identification number under which the account is registered.

Systematic Withdrawal Program. The Fund offers a systematic withdrawal plan (the "SWP") whereby shareholders or their representatives may request a redemption in a specific dollar amount be sent to them each month, calendar quarter or annually. Investors may choose to have a check sent to the address of record, or proceeds may be sent to a pre-designated bank account via the ACH network. This program may be terminated or modified by the Fund at any time. Any request to change or terminate your SWP should be communicated in writing or by telephone to the Transfer Agent no later than five days before the next scheduled withdrawal. A withdrawal under the SWP involves a redemption of Fund shares, and may result in a gain or loss for federal income tax purposes. In addition, if the amount withdrawn exceeds the distributions credited to your account, the account ultimately may be depleted. To establish the SWP, complete the appropriate form. Please call 1-877-484-6838 for additional information regarding the SWP.

Redemption-in-Kind. The Fund generally pays redemption proceeds in cash. However, under unusual conditions that make the payment of cash unwise (and for the protection of the Fund's remaining shareholders), the Fund may pay all or part of a shareholder's redemption proceeds in liquid portfolio securities with a market value equal to the redemption price (redemption-in-kind).

Specifically, if the amount you are redeeming during any 90-day period is in excess of the lesser of $250,000 or 1% of the NAV of the Fund, valued at the beginning of such period, the Fund has the right to redeem your shares by giving you the amount that exceeds $250,000 or 1% of the NAV of the Fund in securities instead of cash. If the Fund pays your redemption proceeds by a distribution of securities, you could incur brokerage or other charges in converting the securities to cash, and will bear any market risks associated with such securities until they are converted into cash.

Outstanding Checks. If you choose to have your redemption proceeds mailed to you and either the United States Postal Service is unable to deliver the redemption check to you or the check remains outstanding for at least six months, the Fund reserves the right to reinvest the check in shares of the Fund at its then current net asset value until you give the Fund different instructions. No interest will accrue on amounts represented by uncashed redemption checks.

Involuntary Redemption

If you do not participate in an AIP, and your account value with respect to the Fund's shares falls below $500, for three consecutive months or more, we may redeem all of your shares in that account, at the Fund's net asset value per share next determined after we redeem your shares, upon 60 days' advance written notice to you. You may avoid an involuntary redemption by making additional investments to bring your account value up to at least $500.

Redemption Fees

Redemptions of short-term holdings may create missed opportunity costs for the Fund, as the Advisor may be unable to take or maintain positions in securities that employ certain strategies that require a longer period of time to achieve anticipated results.

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For these reasons, the Fund will assess a 2.00% fee on the redemption of Fund shares held for 90 days or less. The Fund uses the first-in, first-out ("FIFO") method to determine the 90-day holding period. Under this method, the date of the redemption will be compared to the earliest purchase date of shares held in the account. If this holding period is 90 days or less, the redemption fee will be assessed. The redemption fee will be applied on redemptions of each investment made by a shareholder that does not remain in the Fund for more than a 90-day period from the date of purchase. The early redemption fee will be waived under the following circumstances:

· for shares held in an account of certain retirement or profit sharing plans;
· for shares held in tax favored savings plans;
· for shares held in an asset allocation program, wrap accounts, or certain similar accounts, if approved by the Advisor;
· for shares purchased by automatic reinvestment of income or capital gains distributions from the Fund;
· for shares purchased through an AIP; and
· for shares redeemed through a systematic withdrawal plan.

Although the Fund has the goal of applying this redemption fee to most redemptions of shares held for 90 days or less, the Fund may not always be able to track short-term trading effected through financial intermediaries in non-disclosed or omnibus accounts. While the Fund has entered into information sharing agreements with such financial intermediaries as described under the section entitled "Tools to Combat Frequent Transactions," below, which contractually requires such financial intermediaries to provide the Fund with information relating to their customers investing in the Fund through non-disclosed or omnibus accounts, the Fund cannot guarantee the accuracy of the information provided to it from financial intermediaries and may not always be able to track short-term trading effected through these financial intermediaries. In addition, because the Fund is required to rely on information from the financial intermediary as to the applicable redemption fee, the Fund cannot ensure that the financial intermediary is always imposing such fee on the underlying shareholder in accordance with the Fund's policies. The Fund also reserves the right to waive the redemption fee, subject to its sole discretion, in instances deemed by the Advisor not to be disadvantageous to the Fund or its shareholders and which do not indicate market timing strategies.

The Fund reserves the right to modify or eliminate the redemption fees or waivers at any time and will give shareholders 30 days' prior written notice of any material changes, unless otherwise provided by law. The redemption fee policy may be modified or amended in the future to reflect, among other factors, regulatory requirements mandated by the SEC.

Tools to Combat Frequent Transactions

The Fund is intended for long-term investors. Short-term "market-timers" who engage in frequent purchases and redemptions can disrupt the Fund's investment program and create additional transaction costs that are borne by all of the Fund's shareholders. The Board of Trustees has adopted polices and procedures that are designed to discourage excessive, short-term trading and other abusive trading practices that may disrupt portfolio management strategies and harm performance. The Fund takes steps to reduce the frequency and effect of these activities in the Fund. These steps may include, among other things, monitoring trading activity and using fair value pricing, as determined by the Board of Trustees, when the Advisor determines current market prices are not readily available. Although these efforts are designed to discourage abusive trading practices, these tools cannot eliminate the possibility that such activity will occur. The Fund seeks to exercise its judgment in implementing these tools to the best of its ability in a manner that it believes is consistent with shareholder interests. Except as noted herein, the Fund will apply all restrictions uniformly in all applicable cases.

The Fund uses a variety of techniques to monitor for and detect abusive trading practices. These techniques may change from time to time as determined by the Fund in its sole discretion. To minimize harm to the Fund and its shareholders, the Fund reserves the right to reject any purchase order (but not a redemption request) in whole or in part, for any reason (including, without limitation, purchases by persons whose trading activity in Fund shares is believed by the Advisor to be harmful to the Fund) and without prior notice. The Fund may decide to restrict purchase and sale activity in its shares based on various factors, including whether frequent purchase and sale activity will disrupt portfolio management strategies and adversely affect Fund performance.

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The Fund monitors selected trades in an effort to detect short-term trading activities. Short-term trading occurs when an investor (through one or more accounts) makes more than one round-trip (a purchase into a fund followed by a redemption) within a short period of time. If, as a result of this monitoring, the Fund believes that an investor has engaged in excessive short-term trading, it may, in its discretion, ask the shareholder to stop such activities or refuse to process purchases in the shareholder's accounts. In making such judgments, the Fund seeks to act in a manner that it believes is consistent with the best interests of shareholders.

Due to the complexity and subjectivity involved in identifying abusive trading activity and the volume of shareholder transactions the Fund handles, there can be no assurance that the Fund's efforts will identify all trades or trading practices that may be considered abusive. In particular, since the Fund receives purchase and sale orders through financial intermediaries that use group or omnibus accounts, the Fund cannot always detect frequent trading. However, the Fund will work with financial institutions as necessary to discourage shareholders from engaging in abusive trading practices and to impose restrictions on excessive trades. In this regard, the Fund has entered into information sharing agreements with financial intermediaries pursuant to which these intermediaries are required to provide to the Fund, at the Fund's request, certain information relating to their customers investing in the Fund through non-disclosed or omnibus accounts. The Fund will use this information to attempt to identify abusive trading practices. Financial intermediaries are contractually required to follow any instructions from the Fund to restrict or prohibit future purchases from shareholders that are found to have engaged in abusive trading in violation of the Fund's policies. However, the Fund cannot guarantee the accuracy of the information provided to them from financial intermediaries and cannot ensure that they will always be able to detect abusive trading practices that occur through non-disclosed and omnibus accounts. As a result, the Fund's ability to monitor and discourage abusive trading practices in non-disclosed or omnibus accounts may be limited.

Certain financial intermediaries or third parties may apply additional requirements or restrictions.

Other Fund Policies

Telephone Privileges. If you place purchase orders or redemption requests by telephone, you, and not the Fund or the Advisor, may be responsible for any fraudulent telephone orders as long as the Fund has taken reasonable precautions to verify your identity. In addition, once you place a telephone transaction request, it cannot be canceled or modified.

During periods of significant economic or market change, telephone transactions may be difficult to complete. If you are unable to contact the Fund by telephone, you may also mail the requests to the Fund at the address listed previously in the "How to Purchase Shares" section.

Telephone trades must be received by or prior to the close of the NYSE (generally 4:00 p.m., Eastern time). During periods of high market activity, shareholders may encounter higher than usual call waiting times. Please allow sufficient time to ensure that you will be able to complete your telephone transaction prior to the close of the NYSE.

If you do not want your account set up to allow telephone privileges, you must make an election to "opt out." You can do this by calling the Fund at 1-877-484-6838, or by marking the appropriate box on your Account Application.

Retirement Accounts. The Fund offers prototype documents for a variety of retirement accounts for individuals and small businesses. Please call 1-877-484-6838 for information on:

- Individual Retirement Plans, including Traditional IRAs and Roth IRAs.
- Small Business Retirement Plans, including SEP IRAs.

There may be special distribution requirements for a retirement account, such as required distributions or mandatory Federal income tax withholdings. For more information, call the number listed above. You may be charged a $15 annual account maintenance fee for each retirement account up to a maximum of $30 annually and a $25 fee for transferring assets to another custodian or for closing a retirement account. Fees charged by institutions may vary.

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Your broker-dealer or other financial institution may establish policies that differ from those of the Fund. For example, the institution may charge transaction fees, set higher minimum investments or impose certain limitations on buying or selling shares in addition to those identified in this Prospectus or the Fund's SAI. Contact your broker-dealer or other financial institution for details.

The Advisor retains the right to close the Fund (or partially close the Fund) to new purchases if it is determined to be in the best interest of shareholders. Based on market and Fund conditions, the Advisor may decide to close the Fund to new investors, all investors or certain classes of investors (such as Fund supermarkets) at any time. If the Fund is closed to new purchases it will continue to honor redemption requests, unless the right to redeem shares has been temporarily suspended as permitted by federal law.

Householding. In an effort to decrease costs, the Fund intends to reduce the number of duplicate prospectuses and annual and semi-annual reports you receive by sending only one copy of each to those addresses shared by two or more accounts and to shareholders the Fund reasonably believes are from the same family or household. Householding will not be implemented for your account unless you have consented to householding by checking the appropriate box on your Account Application. Once implemented, if you would like to discontinue householding for your accounts, please call toll-free at 1-877-484-6838 to request individual copies of these documents. Once the Fund receives notice to stop householding, the Fund will begin sending individual copies 60 days after receiving your request. This policy does not apply to account statements.

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Distributions and Taxes

Distributions

Distributions from the net investment income of the Fund will be declared and paid annually. The Fund will distribute any net realized long-term or short-term capital gains at least annually, typically within the month of December. The Fund may make additional distributions of net capital gains if it deems it desirable at another time during any year.

All distributions will be reinvested in Fund shares unless you choose one of the following options: (1) receive distributions of net capital gains in cash, while reinvesting net investment income distributions in additional Fund shares; (2) receive all distributions in cash; or (3) reinvest net capital gain distributions in additional Fund shares, while receiving distributions of net investment income in cash.

If you wish to change your distribution option, write to the Transfer Agent in advance of the payment date of the distribution. However, any such change will be effective only as to distributions for which the record date is five or more business days after the Transfer Agent has received the written request.

If you elect to receive distributions in cash and the U.S. Postal Service cannot deliver your check, or if a check remains uncashed for six months, the Fund reserves the right to reinvest the distribution check in your account at the Fund's then current NAV and to reinvest all subsequent distributions.

Tax Consequences

Distributions of the Fund's net investment company taxable income (which includes, but is not limited to, interest, dividends, net short-term capital gains and net gains from foreign currency transactions), if any, are generally taxable to the Fund's shareholders as ordinary income. To the extent that the Fund's distributions of net investment company taxable income are designated as attributable to "qualified dividend" income, such income may be subject to tax at the reduced rate of federal income tax applicable to non-corporate shareholders for net long-term capital gains, if certain holding period requirements have been satisfied by the shareholder. The current federal tax provisions applicable to "qualified dividends," however, are scheduled to expire for tax years beginning after December 31, 2010. To the extent the Fund's distributions of net investment company taxable income are attributable to net short-term capital gains, such distributions will be treated as ordinary income for the purposes of income tax reporting and will not be available to offset a shareholder's capital losses from other investments.

Distributions of net capital gains (net long-term capital gains less net short-term capital losses) are generally taxable as long-term capital gains (currently at a maximum rate of 15%) regardless of the length of time a shareholder has owned Fund shares.

Shareholders that sell or redeem shares generally will have a capital gain or loss from the sale or redemption. The amount of the gain or loss and the applicable rate of federal income tax will depend generally upon the amount paid for the shares, the amount received from the sale or redemption (including in-kind proceeds) and how long the shares were held by a shareholder. Any loss arising from the sale or redemption of shares held for six months or less, however, is treated as a long-term capital loss to the extent of any amounts treated as distributions of net capital gain received on such shares. In determining the holding period of such shares for this purpose, any period during which your risk of loss is offset by means of options, short sales or similar transactions is not counted. If you purchase Fund shares within 30 days before or after redeeming other Fund shares at a loss, all or part of that loss will not be deductible and will instead increase the basis of the newly purchased shares.

You will be taxed in the same manner whether you receive your distributions (whether of net investment income or net capital gains) in cash or reinvest them in additional Fund shares. Distributions are generally taxable when received. However, distributions declared in October, November or December to shareholders of record on a date in such a month and paid the following January are taxable as if received on December 31.

Please note that if you purchase shares of the Fund just before the record date of a distribution, you will receive a portion of your purchase price back as a taxable distribution. The Fund's net asset value per share on the record date will be reduced by the amount of the distribution. This is sometimes referred to as "buying a dividend."

Except in the case of certain exempt shareholders, if a shareholder does not furnish the Fund with the shareholder's correct Taxpayer Identification Number and certain certifications or the Fund receives notification from the Internal Revenue Service requiring back-up withholding, the Fund is required by federal law to withhold federal income tax from the shareholder's distributions and redemption proceeds (currently at a rate of 28% for U.S. residents, but scheduled to increase to 31% in 2011).

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Foreign taxpayers (including nonresident aliens) are generally subject to a flat withholding rate (currently at 30%) on U.S. source income. This withholding rate may be lower under the terms of a tax convention.

Shareholders will be advised annually as to the federal tax status of all distributions made by the Fund for the preceding year. Distributions by the Fund may also be subject to state and local taxes. Additional tax information may be found in the SAI.

This section is not intended to be a full discussion of federal tax laws and the effect of such laws on you. There may be other federal, state, foreign or local tax considerations applicable to a particular investor. You are urged to consult your own tax adviser.

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Financial Highlights

Because the Fund has recently commenced operations, there are no financial highlights available at this time.

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PRIVACY POLICY

Your right to privacy is important. The Fund understands that the privacy and security of your nonpublic personal information is important to you and maintains safeguards designed to protect your data from unauthorized access. The Fund does not sell this information to anyone and only shares such information with others as permitted by law for the purpose of serving your investment needs.

Information collected is either required or necessary to provide personalized financial services to you. Any information you choose to provide is kept confidential and allows us to:

- Service your account;
- Deliver products and services that may be of interest to you;
- Prevent unauthorized access to your account;
- Improve customer service; and
- Comply with legal and regulatory requirements.

Depending on the nature of your relationship with us, nonpublic personal information, such as name, address, Social Security number, telephone number and income, is collected from the following sources:

- Information received from you on applications or other forms, on the website, or through other means;
- Information received from you through transactions, correspondence and other communications; and
- Information otherwise obtained from you in connection with providing you a financial product or service.

The information collected about our customers or former customers is not shared with any third parties, except as required or permitted by law. This means the information collected may be shared with affiliates and companies who help maintain and service your account. For example, information may be shared with a transfer agent or clearing broker to process your securities transactions and update your account or to an external service provider so that your account statements can be printed and mailed. These companies are only permitted to use this information for the services for which they are hired, and are not permitted to use or share this information for any other purpose. Nonpublic personal information may also be disclosed to government agencies and regulatory organizations when permitted or required by law.

For your protection, access to your nonpublic personal information is restricted to those individuals who need to know that information to provide products and services to you. Physical, electronic and procedural safeguards designed to comply with federal standards and to maintain the confidentiality of your nonpublic personal information are in place.

The accuracy of your personal information is important. You can correct, update or confirm your personal information anytime by calling 1-877-484-6838.

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SERVICE PROVIDERS

Investment Advisor
Heartland Advisors, Inc.
789 North Water Street, Suite 500
Milwaukee, Wisconsin 53202

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
555 East Wells Street
Milwaukee, Wisconsin 53202

Legal Counsel
Godfrey & Kahn, S.C.
780 North Water Street
Milwaukee, Wisconsin 53202

Custodian
Brown Brothers Harriman & Co.
40 Water Street
Boston, Massachusetts 02109

Transfer Agent, Fund Accountant and Fund Administrator
U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

Distributor
ALPS Distributors, Inc.
1290 Broadway, Suite 1100
Denver, Colorado 80203

Heartland International Small Cap Fund
A series of Trust for Professional Managers

FOR MORE INFORMATION

You can find more information about the Fund in the following documents:

Statement of Additional Information
The SAI provides additional details about the investments and techniques of the Fund and certain other additional information. A current SAI is on file with the SEC and is incorporated into this Prospectus by reference. This means that the SAI is legally considered a part of this Prospectus even though it is not physically within this Prospectus.

Annual and Semi-Annual Reports
The Fund's annual and semi-annual reports provide the most recent financial reports and portfolio listings. The annual report contains a discussion of the market conditions and investment strategies that affected the Fund's performance during the Fund's last fiscal year.

How to Obtain More Information
You can review and copy information, including the Fund's reports and SAI, at the SEC's Public Reference Room in Washington, D.C. You can obtain information on the operation of the Public Reference Room by calling (202) 551-8090. Reports and other information about the Fund are also available:

- free of charge from the SEC's EDGAR database on the SEC's Internet website at http://www.sec.gov;
- for a fee, by writing to the SEC's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549-1520; or
- for a fee, by electronic request at the following e-mail address: publicinfo@sec.gov.

You can obtain a free copy of these documents, request other information, or make general inquiries about the Fund via:

Phone: **(toll-free) 1-877-484-6838**

Internet: **www.heartlandinternationalfund.com**

Mail: Heartland International Small Cap Fund
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

(The Trust's SEC Investment Company Act file number is 811-10401)

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HEARTLAND INTERNATIONAL SMALL CAP FUND

(**Trading Symbol**: **HINVX**)

Statement of Additional Information

October 1, 2010

This Statement of Additional Information ("SAI") provides general information about the Heartland International Small Cap Fund (the "Fund"), a series of Trust for Professional Managers (the "Trust"). This SAI is not a prospectus and should be read in conjunction with the Fund's current prospectus dated October 1, 2010 (the "Prospectus"), as supplemented and amended from time to time, which is incorporated herein by reference. To obtain a copy of the Prospectus, free of charge, please write or call the Fund at the address or toll-free telephone number below, or visit the Fund's website at www.heartlandinternationalfund.com.

Heartland International Small Cap Fund
c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, Wisconsin 53201-0701
1-877-484-6838

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The Trust

The Trust is a Delaware statutory trust organized on May 29, 2001, and is registered with the Securities and Exchange Commission ("SEC") as an open-end management investment company. The Fund is one series, or mutual fund, formed by the Trust. The Fund is a diversified series and has its own investment objective and policies. As of the date of this SAI, shares of twenty-five other series of the Trust are offered in separate prospectuses and SAIs. The Trust may start additional series and offer shares of a new fund under the Trust at any time.

The Trust is authorized to issue an unlimited number of interests (or shares). Interests in the Fund are represented by shares of beneficial interest each with a par value of $0.001. Each series of the Trust has equal voting rights and liquidation rights, and are voted in the aggregate and not by the series except in matters where a separate vote is required by the Investment Company Act of 1940, as amended (the "1940 Act"), or when the matters affect only the interests of a particular series. When matters are submitted to shareholders for a vote, each shareholder is entitled to one vote for each full share owned and fractional votes for fractional shares owned. The Trust does not normally hold annual meetings of shareholders. The Trust's Board of Trustees (the "Board of Trustees") shall promptly call and give notice of a meeting of shareholders for the purpose of voting for the removal of any trustee when requested to do so in writing by shareholders holding 10% or more of the Trust's outstanding shares.

With respect to the Fund, the Trust may offer more than one class of shares. Each share of a series or class represents an equal proportionate interest in that series or class with each other share of that series or class.

Each share of the Fund represents an equal proportionate interest in the assets and liabilities belonging to the Fund and is entitled to such distributions out of the income belonging to the Fund as are declared by the Board of Trustees. The Board of Trustees has the authority from time to time to divide or combine the shares of any series into a greater or lesser number of shares of that series so long as the proportionate beneficial interests in the assets belonging to that series and the rights of shares of any other series are in no way affected. Additionally, in case of any liquidation of a series, the holders of shares of the series being liquidated are entitled to receive a distribution out of the assets, net of the liabilities, belonging to that series. Expenses attributable to any series are borne by that series. Any general expenses of the Trust not readily identifiable as belonging to a particular series are allocated by, or under the direction of, the Board of Trustees on the basis of relative net assets, number of shareholders or any other equitable method. No shareholder is liable to further calls or to assessment by the Trust without his or her express consent.

The assets of the Fund received for the issue or sale of its shares, and all income, earnings, profits and proceeds thereof, subject only to the rights of creditors, shall constitute the underlying assets of the Fund. In the event of the dissolution or liquidation of the Fund, the holders of shares of the Fund are entitled to share pro rata in the net assets of the Fund available for distribution to shareholders.

Heartland Advisors, Inc. (the "Advisor") serves as the investment adviser to the Fund.

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Investment Policies, Strategies and Associated Risks

The investment objective of the Fund is long-term capital appreciation with modest current income. The Fund is diversified. Under applicable federal laws, to qualify as a diversified fund, the Fund, with respect to at least 75% of its total assets, may not invest greater than 5% of its assets in any one issuer and may not hold greater than 10% of the securities of one issuer. The remaining 25% of the Fund's total assets do not need to be "diversified" and may be invested in the securities of a single issuer, subject to other applicable laws. The diversification of a mutual fund's holdings is measured at the time the fund purchases a security. However, if the Fund purchases a security and holds it for a period of time, the security may become a larger percentage of the Fund's total assets due to movements in the financial markets. If the market affects several securities held by the Fund, the Fund may have a greater percentage of its assets invested in securities of fewer issuers. Because the Fund is diversified, the Fund is less subject to the risk that its performance may be hurt disproportionately by the poor performance of relatively few securities.

There is no assurance that the Fund will achieve its investment objective. The following discussion supplements the description of the Fund's investment objective and principal investment strategies set forth in the Prospectus. Except for the fundamental investment limitations listed below (see "Fundamental Investment Limitations"), the Fund's investment strategies and policies are not fundamental and may be changed by sole action of the Board of Trustees, without shareholder approval. While the Fund is permitted to hold securities and engage in various strategies as described hereafter, it is not obligated to do so. The Fund's investment objective and strategies may be changed without the approval of the Fund's shareholders upon 60 days' written notice to shareholders.

Whenever an investment policy or limitation states a maximum percentage of the Fund's assets that may be invested in any security, or other asset, or sets forth a policy regarding quality standards, such standard or percentage limitation will be determined immediately after and as a result of the Fund's acquisition or sale of such security or other asset. Accordingly, except with respect to borrowing and illiquid securities, any subsequent change in values, net assets or other circumstances will not be considered when determining whether an investment complies with the Fund's investment policies and limitations. In addition, if a bankruptcy or other extraordinary event occurs concerning a particular investment by the Fund, the Fund may receive stock, real estate or other investments that the Fund would not, or could not, buy. If this happens, the Fund will sell such investments as soon as practicable while trying to maximize the return to its shareholders. Please note, however, that the guidance referenced in the first two sentences of this paragraph does not apply to the Fund's investments in illiquid securities or the Fund's borrowing of money.

Recent Market Events

U.S. and international markets have experienced significant volatility since 2008. The fixed income markets have experienced substantially lower valuations, reduced liquidity, price volatility, credit downgrades, increased likelihood of default and valuation difficulties. Concerns have spread to domestic and international equity markets. In some cases, the stock prices of individual companies have been negatively impacted even though there may be little or no apparent degradation in the financial conditions or prospects of that company. As a result of this significant volatility, many of the following risks associated with an investment in the Fund may be increased. Continuing market problems may have adverse effects on the Fund.

Equity Securities

Under normal market conditions, at least 80% of the Fund's net assets will be invested in equity securities of small cap companies. Should the Advisor determine that the Fund would benefit from reducing the percentage of assets invested in small cap equity securities from 80% to a lesser amount, the Fund will provide shareholders with at least 60 days' notice of such change.

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An equity security (such as a stock, partnership interest or other beneficial interest in an issuer) represents a proportionate share of the ownership of a company. Its value is based on the success of the company's business, any income paid to stockholders, the value of its assets and general market conditions. Common stocks and preferred stocks are examples of equity securities. Preferred stocks are equity securities that often pay dividends at a specific rate and have a preference over common stocks in dividend payments and liquidation of assets. Some preferred stocks may be convertible into common stock. Convertible securities are securities (such as debt securities or preferred stock) that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. More information regarding common stock, preferred stock and convertible securities appears below.

Common Stock
A common stock represents a proportionate share of the ownership of a company and its value is based on the success of the company's business, any income paid to stockholders, the value of its assets, and general market conditions. In addition to the general risks set forth above, investments in common stocks are subject to the risk that in the event a company in which the Fund invests is liquidated, the holders of preferred stock and creditors of that company will be paid in full before any payments are made to the Fund as a holder of common stock. It is possible that all assets of that company will be exhausted before any payments are made to the Fund.

Preferred Stock
Preferred stocks are equity securities that often pay dividends at a specific rate and have a preference over common stocks in dividend payments and liquidation of assets. A preferred stock is a blend of the characteristics of a bond and common stock. It can offer the higher yield of a bond and has priority over common stock in equity ownership, but does not have the seniority of a bond and, unlike common stock, its participation in the issuer's growth may be limited. Although the dividend is generally set at a fixed annual rate, in some circumstances it can be changed or discontinued by the issuer.

Rights and Warrants. The Fund may invest in rights and warrants. A right is a privilege granted to existing shareholders of a corporation to subscribe to shares of a new issue of common stock and it is issued at a predetermined price in proportion to the number of shares already owned. Rights normally have a short life, usually two to four weeks, are freely transferable and entitle the holder to buy the new common stock at a lower price than the current market. Warrants are options to purchase equity securities at a specific price for a specific period of time. They do not represent ownership of the securities, but only the right to buy them. Hence, warrants have no voting rights, pay no dividends and have no rights with respect to the assets of the corporation issuing them. The value of warrants is derived solely from capital appreciation of the underlying equity securities. Warrants differ from call options in that the underlying corporation issues warrants, whereas call options may be written by anyone.

An investment in rights and warrants may entail greater risks than certain other types of investments. Generally, rights and warrants do not carry the right to receive dividends or exercise voting rights with respect to the underlying securities, and they do not represent any rights in the assets of the issuer. In addition, although their value is influenced by the value of the underlying security, their value does not necessarily change with the value of the underlying securities, and they cease to have value if they are not exercised on or before their expiration date. Investing in rights and warrants increases the potential profit or loss to be realized from the investment as compared with investing the same amount in the underlying securities.

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3

Convertible Securities

Convertible securities in which the Fund may invest include any bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or a different issuer within a particular period of time at a specified price or formula. By investing in convertible securities, the Fund obtains the right to benefit from the capital appreciation potential in the underlying common stock upon exercise of the conversion right, while generally earning higher current income than would be available if the stock were purchased directly. In determining whether to purchase a convertible security, the Advisor will look to the conversion feature and consider substantially the same investment criteria it would consider if purchasing the underlying common stock. However, these securities will nevertheless be subject to the same quality and investment limitations applicable to the Fund's investments in debt securities.

The value of a convertible security is a function of its "investment value," which is determined by its yield in comparison with the yields of other securities of comparable quality and maturity that do not have the conversion privilege, and its "conversion value," which is the security's worth if converted into the underlying common stock. Investment value is typically influenced by interest rates and the credit standing of the issuer. Conversion value is determined by the market price of the underlying common stock and generally decreases as the convertible security approaches maturity.

Small Cap Companies

The Fund primarily invests in the equity securities of small cap companies, and as such will be exposed to the risks of smaller sized companies. Small cap companies may have narrower markets for their goods and/or services and may have more limited managerial and financial resources than larger, more established companies. Furthermore, such companies may have limited product lines, services, markets, or financial resources or may be dependent on a small management group. In addition, because these stocks may not be well-known to the investing public, do not have significant institutional ownership or are typically followed by fewer security analysts, there will normally be less publicly available information concerning these securities compared to what is available for the securities of larger companies. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, can decrease the value and liquidity of small cap securities held by the Fund. As a result, their performance can be more volatile and they face greater risk of business failure, which could increase the volatility of the Fund's portfolio.

Foreign Investments and Currencies

In considering whether to invest in the securities of a foreign company, the Advisor considers such factors as the characteristics of the particular company, differences between economic trends and the performance of securities markets within the U.S. and those within other countries, and also factors relating to the general economic, governmental and social conditions of the country or countries where the company is located. The extent to which the Fund will be invested in foreign companies and countries and depositary receipts will fluctuate from time to time within the limitations described in the Prospectus, depending on the Advisor's assessment of prevailing market, economic and other conditions.

The Fund may invest in securities of foreign issuers that are not publicly traded in the United States, purchase and sell foreign currency on a spot basis and enter into forward currency contracts (see "Forward Currency Contracts," below). The Fund may also invest in American Depositary Receipts ("ADRs") and foreign securities that are publicly traded on a U.S. exchange. Investments in ADRs and foreign securities involve certain inherent risks, including the following:

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Depositary Receipts. The Fund may invest their assets in securities of foreign issuers in the form of depositary receipts, including ADRs, which are securities representing securities of foreign issuers. A purchaser of unsponsored depositary receipts may not have complete voting rights and may not receive as much information about the issuer of the underlying securities as with a sponsored depositary receipt. Generally, ADRs, in registered form, are denominated in U.S. dollars and are designed for use in the U.S. securities markets. ADRs are receipts typically issued by a U.S. bank or trust company evidencing ownership of the underlying securities. For purposes of the Fund's investment policies, ADRs are deemed to have the same classification as the underlying securities they represent. Thus, an ADR representing ownership of common stock will be treated as common stock.

Political and Economic Factors. Individual foreign economies of certain countries may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency, diversification and balance of payments position. The internal politics of certain foreign countries may not be as stable as those of the United States. Governments in certain foreign countries also continue to participate to a significant degree, through ownership interest or regulation, in their respective economies. Action by these governments could include restrictions on foreign investment, nationalization, expropriation of goods or imposition of taxes, and could have a significant effect on market prices of securities and payment of interest. The economies of many foreign countries are heavily dependent upon international trade and are accordingly affected by the trade policies and economic conditions of their trading partners. Enactment by these trading partners of protectionist trade legislation could have a significant adverse effect upon the securities markets of such countries.

Currency Fluctuations. The Fund may invest in securities denominated in foreign currencies. Accordingly, a change in the value of any such currency against the U.S. dollar will result in a corresponding change in the U.S. dollar value of the Fund's assets denominated in that currency. Such changes will also affect the Fund's income. The value of the Fund's assets may also be affected significantly by currency restrictions and exchange control regulations enacted from time to time.

Market Characteristics. The Advisor expects that many foreign securities in which the Fund may invest could be purchased in over-the-counter markets or on exchanges located in the countries in which the principal offices of the issuers of the various securities are located, if that is the best available market. Foreign exchanges and markets may be more volatile than those in the United States. While growing in volume, they usually have substantially less volume than U.S. markets, and the Fund's foreign securities may be less liquid and more volatile than U.S. securities. Moreover, settlement practices for transactions in foreign markets may differ from those in U.S. markets, and may include delays beyond periods customary in the United States. Foreign security trading practices, including those involving securities settlement where Fund assets may be released prior to receipt of payment or securities, may expose the Fund to increased risk in the event of a failed trade or the insolvency of a foreign broker-dealer.

Legal and Regulatory Matters. Certain foreign countries may have less supervision of securities markets, brokers and issuers of securities, and less financial information available from issuers, than is available in the United States. This may increase risks.

Taxes. The interest and dividends payable on certain of the Fund's foreign portfolio securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to Fund shareholders.

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Costs. To the extent that the Fund invests in foreign securities, its expense ratio is likely to be higher than those of investment companies investing only in domestic securities, because the cost of trading and maintaining the custody of foreign securities may be higher.

Emerging Markets. The Fund may invest up to 50% of its net assets at the time of purchase, in securities of companies located in developing or emerging markets, which entail additional risks, including less social, political and economic stability; smaller securities markets and lower trading volume, which may result in less liquidity and greater price volatility; national policies that may restrict the Fund's investment opportunities, including restrictions on investments in issuers or industries, or expropriation or confiscation of assets or property; and less developed legal structures governing private or foreign investment.

Securities of Other Investment Companies

The Fund may invest its assets in shares of other investment companies, including money market funds, other mutual funds or exchange traded funds ("ETFs"). The Fund's investments in money market funds may be used for cash management purposes and to maintain liquidity in order to satisfy redemption requests or pay unanticipated expenses. The Fund limits its investments in securities issued by other investment companies in accordance with the 1940 Act. Section 12(d)(1) of the 1940 Act precludes the Fund from acquiring: (i) more than 3% of the total outstanding shares of another investment company; (ii) shares of another investment company having an aggregate value in excess of 5% of the value of the total assets of the Fund; or (iii) shares of another registered investment company and all other investment companies having an aggregate value in excess of 10% of the value of the total assets of the Fund. However, Section 12(d)(1)(F) of the 1940 Act provides that the provisions of Section 12(d)(1) shall not apply to securities purchased or otherwise acquired by the Fund if: (i) immediately after such purchase or acquisition not more than 3% of the total outstanding shares of such investment company is owned by the Fund and all affiliated persons of the Fund; and (ii) the Fund has not offered or sold, and is not proposing to offer or sell its shares through a principal underwriter or otherwise at a public or offering price that includes a sales load of more than 1 1/2%.

If the Fund invests in investment companies, including ETFs, pursuant to Section 12(d)(1)(F), it must comply with the following voting restrictions: when the Fund exercises voting rights, by proxy or otherwise, the Fund will either seek instruction from the Fund's shareholders with regard to the voting of all proxies and vote in accordance with such instructions, or vote the shares held by the Fund in the same proportion as the vote of all other holders of such security. In addition, an investment company purchased by the Fund pursuant to Section 12(d)(1)(F) shall not be required to redeem its shares in an amount exceeding 1% of such investment company's total outstanding shares in any period of less than thirty days.

In addition to the advisory and operational fees the Fund bears directly in connection with its own operation, the Fund also bears its pro rata portion of the advisory and operational expenses of each other investment company.

Exchange-Traded Funds

An ETF generally is an open-end investment company, unit investment trust or a portfolio of securities deposited with a depository in exchange for depository receipts. The portfolios of ETFs generally consist of common stocks that closely track the performance and dividend yield of specific securities indices, either broad market, sector or international. ETFs provide investors the opportunity to buy or sell throughout the day an entire portfolio of stocks through a single security. Although index mutual funds are similar, they are generally sold and redeemed only once per day at market close. The ETFs in which the Fund invests are subject to liquidity risk. Liquidity risk exists when particular investments are difficult to purchase or sell, possibly preventing the sale of the security at an advantageous time or price. To the extent that the ETFs in which the Fund invests hold securities of companies with smaller market capitalizations or securities with substantial market risk, they will have a greater exposure to liquidity risk.

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Short Sales

The Fund may engage in short sales of securities, provided the securities are fully listed on a national securities exchange. In a short sale, the Fund sells a security it does not own, in anticipation of a decline in the market value of the security. To complete the transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is then obligated to replace the security borrowed by purchasing it at the market price at the time of replacement. This price may be more or less than the price at which the security was sold by the Fund. The Fund will incur a loss on a short sale if the price of the security increases between the date of the short sale and the date on which the Fund replaces the borrowed security. The Fund will realize a gain if the security declines in price between those dates. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of the premium, dividends, interest or expenses the Fund may be required to pay in connection with the short sale.

Typically, the Fund will segregate liquid assets, which are marked-to-market daily, equal to the difference between (a) the market value of the securities sold short at the time they were sold short and (b) the value of the collateral deposited with the broker in connection with the short sale (not including the proceeds from the short sale). While the short position is open, the Fund must maintain segregated assets at such a level that the amount segregated plus the amount deposited with the broker as collateral equal the current market value of the securities sold short.

Derivatives

The Fund may invest in derivative securities. Derivatives are financial instruments whose value is based on an underlying asset, such as a stock or a bond, an underlying economic factor, such as an interest rate or a market benchmark, such as an index. Unless otherwise stated in the Fund's Prospectus, the Fund may use derivatives for risk management purposes, including to gain exposure to various markets in a cost efficient manner, to reduce transaction costs, alter duration or to remain fully invested. It may also invest in derivatives to protect it from broad fluctuations in market prices, interest rates or foreign currency exchange rates (a practice known as "hedging"). When hedging is successful, the Fund will have offset any depreciation in the value of its portfolio securities by the appreciation in the value of the derivative position. Although techniques other than the sale and purchase of derivatives could be used to control the exposure of the Fund to market fluctuations, the use of derivatives may be a more effective means of hedging this exposure. To the extent that the Fund engages in hedging, there can be no assurance that any hedge will be effective or that there will be a hedge in place at any given time.

Options and Futures

General. The Fund may use certain options (both traded on an exchange and over-the-counter ("OTC")), futures contracts (sometimes referred to as "futures") and options on futures contracts (collectively, "Financial Instruments") as a substitute for a comparable market position in the underlying security, to attempt to hedge or limit the exposure the Fund's position, to create a synthetic money market position, for certain tax-related purposes and to effect closing transactions.

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The use of Financial Instruments is subject to applicable regulations of the SEC, the several exchanges upon which they are traded and the Commodity Futures Trading Commission (the "CFTC"). In addition, the Fund's ability to use Financial Instruments may be limited by tax considerations. Pursuant to a claim for exemption filed with the National Futures Association on behalf of the Fund, the Fund is not deemed to be commodity pool operators or commodity pools under the Commodity Exchange Act and are not subject to registration or regulation as such under the Commodity Exchange Act. In addition to the instruments, strategies and risks described below and in the Prospectus, the Advisor may discover additional opportunities in connection with Financial Instruments and other similar or related techniques. These new opportunities may become available as the Advisor develops new techniques, as regulatory authorities broaden the range of permitted transactions and as new Financial Instruments or other techniques are developed. The Advisor may utilize these opportunities to the extent that they are consistent with the Fund's investment objective and permitted by the Fund's investment limitations and applicable regulatory authorities. The Prospectus or this SAI will be supplemented to the extent that new products or techniques involve materially different risks than those described below or in the Prospectus.

Special Risks. The use of Financial Instruments involves special considerations and risks, some of which are described below. Risks pertaining to particular Financial Instruments are described in the sections that follow.

(1)   Successful use of most Financial Instruments depends upon the Advisor's ability to predict movements of the overall securities markets, which requires different skills than predicting changes in the prices of individual securities. The ordinary spreads between prices in the cash and futures markets, due to the differences in the natures of those markets, are subject to distortion. Due to the possibility of distortion, a correct forecast of stock market trends by the Advisor may still not result in a successful transaction. The Advisor may be incorrect in its expectations as to the extent of market movements or the time span within which the movements take place, which, thus, may result in the strategy being unsuccessful.

(2)   Options and futures prices can diverge from the prices of their underlying instruments. Options and futures prices are affected by such factors as current and anticipated short-term interest rates, changes in volatility of the underlying instrument and the time remaining until expiration of the contract, which may not affect security prices the same way. Imperfect or no correlation also may result from differing levels of demand in the options and futures markets and the securities markets, from structural differences in how options and futures and securities are traded, and from imposition of daily price fluctuation limits or trading halts.

(3)   As described below, the Fund might be required to maintain assets as "cover," maintain segregated accounts or make margin payments when it takes positions in Financial Instruments involving obligations to third parties (e.g., Financial Instruments other than purchased options). If the Fund were unable to close out its position in such Financial Instruments, it might be required to continue to maintain such assets or accounts or make such payments until the position expired or matured. These requirements might impair the Fund's ability to sell a portfolio security or make an investment when it would otherwise be favorable to do so or require that the Fund sell a portfolio security at a disadvantageous time. The Fund's ability to close out a position in a Financial Instrument prior to expiration or maturity depends on the existence of a liquid secondary market or, in the absence of such a market, the ability and willingness of the other party to the transaction (the "counter-party") to enter into a transaction closing out the position. Therefore, there is no assurance that any position can be closed out at a time and price that is favorable to the Fund.

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(4)   Losses may arise due to unanticipated market price movements, lack of a liquid secondary market for any particular instrument at a particular time or due to losses from premiums paid by the Fund on options transactions.

Cover. Transactions using Financial Instruments, other than purchased options, expose the Fund to an obligation to another party. The Fund will not enter into any such transactions unless it owns either (1) an offsetting ("covered") position in securities or other options or futures contracts or (2) cash and liquid assets with a value, marked-to-market daily, sufficient to cover its potential obligations to the extent not covered as provided in (1) above. The Fund will comply with SEC guidelines regarding cover for these instruments and will, if the guidelines so require, set aside cash or liquid assets in an account with its custodian, Brown Brothers Harriman & Co. (the "Custodian"), in the prescribed amount as determined daily.

Assets used as cover or held in an account cannot be sold while the position in the corresponding Financial Instrument is open, unless they are replaced with other appropriate assets. As a result, the commitment of a large portion of the Fund's assets to cover accounts could impede portfolio management or the Fund's ability to meet redemption requests or other current obligations.

Options. The value of an option position will reflect, among other things, the current market value of the underlying investment, the time remaining until expiration, the relationship of the exercise price to the market price of the underlying investment and general market conditions. Options that expire unexercised have no value. Options currently are traded on the Chicago Board Options Exchange, the NYSE AMEX Options Exchange and other exchanges, as well as the OTC markets.

By buying a call option on a security, the Fund has the right, in return for the premium paid, to buy the security underlying the option at the exercise price. By writing (selling) a call option and receiving a premium, the Fund becomes obligated during the term of the option to deliver securities underlying the option at the exercise price if the option is exercised. By buying a put option, the Fund has the right, in return for the premium, to sell the security underlying the option at the exercise price. By writing a put option, the Fund becomes obligated during the term of the option to purchase the securities underlying the option at the exercise price.

Because options premiums paid or received by the Fund are small in relation to the market value of the investments underlying the options, buying and selling put and call options can be more speculative than investing directly in securities.

The Fund may effectively terminate its right or obligation under an option by entering into a closing transaction. For example, the Fund may terminate its obligation under a call or put option that it had written by purchasing an identical call or put option. This is known as a "closing purchase transaction". Conversely, the Fund may terminate a position in a put or call option it had purchased by writing an identical put or call option. This is known as a "closing sale transaction". Closing transactions permit the Fund to realize profits or limit losses on an option position prior to its exercise or expiration.

Risks of Options on Commodities, Currencies and Securities. Exchange-traded options in the United States are issued by a clearing organization affiliated with the exchange on which the option is listed that, in effect, guarantees completion of every exchange-traded option transaction. In contrast, OTC options are contracts between the Fund and its counter-party (usually a securities dealer or a bank) with no clearing organization guarantee. Thus, when the Fund purchases an OTC option, it relies on the counter-party from whom it purchased the option to make or take delivery of the underlying investment upon exercise of the option. Failure by the counter-party to do so would result in the loss of any premium paid by the Fund as well as the loss of any expected benefit of the transaction.

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The Fund's ability to establish and close out positions in exchange-traded options depends on the existence of a liquid market. However, there can be no assurance that such a market will exist at any particular time. Closing transactions can be made for OTC options only by negotiating directly with the counter-party or by a transaction in the secondary market if any such market exists. There can be no assurance that the Fund will in fact be able to close out an OTC option position at a favorable price prior to expiration. In the event of insolvency of the counter-party, the Fund might be unable to close out an OTC option position at any time prior to its expiration.

If the Fund was unable to effect a closing transaction for an option it had purchased, it would have to exercise the option to realize any profit. The inability to enter into a closing purchase transaction for a covered call option written by the Fund could cause material losses because the Fund would be unable to sell the investment used as cover for the written option until the option expires or is exercised.

Options on Indices. An index fluctuates with changes in the market values of the securities included in the index. Options on indices give the holder the right to receive an amount of cash upon exercise of the option. Receipt of this cash amount will depend upon the closing level of the index upon which the option is based being greater than (in the case of a call) or less than (in the case of put) the exercise price of the option. Some stock index options are based on a broad market index such as the S&P 500 Index, the NYSE Composite Index or the NYSE Arca Major Market Index or on a narrower index such as the Philadelphia Stock Exchange Over-the-Counter Index.

Each of the exchanges has established limitations governing the maximum number of call or put options on the same index that may be bought or written by a single investor, whether acting alone or in concert with others (regardless of whether such options are written on the same or different exchanges or are held or written on one or more accounts or through one or more brokers). Under these limitations, option positions of all investment companies advised by the Advisor are combined for purposes of these limits. Pursuant to these limitations, an exchange may order the liquidation of positions and may impose other sanctions or restrictions. These position limits may restrict the number of listed options that the Fund may buy or sell.

Puts and calls on indices are similar to puts and calls on securities or futures contracts except that all settlements are in cash and gain or loss depends on changes in the index in question rather than on price movements in individual securities or futures contracts. When the Fund writes a call on an index, it receives a premium and agrees that, prior to the expiration date, the purchaser of the call, upon exercise of the call, will receive from the Fund an amount of cash if the closing level of the index upon which the call is based is greater than the exercise price of the call. The amount of cash is equal to the difference between the closing price of the index and the exercise price of the call times a specified multiple ("multiplier"), which determines the total value for each point of such difference. When the Fund buys a call on an index, it pays a premium and has the same rights to such call as are indicated above. When the Fund buys a put on an index, it pays a premium and has the right, prior to the expiration date, to require the seller of the put, upon the Fund's exercise of the put, to deliver to the Fund an amount of cash if the closing level of the index upon which the put is based is less than the exercise price of the put, which amount of cash is determined by the multiplier, as described above for calls. When the Fund writes a put on an index, it receives a premium and the purchaser of the put has the right, prior to the expiration date, to require the Fund to deliver to it an amount of cash equal to the difference between the closing level of the index and the exercise price times the multiplier if the closing level is less than the exercise price.

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Risks of Options on Indices. If the Fund has purchased an index option and exercises it before the closing index value for that day is available, it runs the risk that the level of the underlying index may subsequently change. If such a change causes the exercised option to fall out-of-the-money, the Fund will be required to pay the difference between the closing index value and the exercise price of the option (times the applicable multiplier) to the assigned writer.

OTC Options. Unlike exchange-traded options, which are standardized with respect to the underlying instrument, expiration date, contract size and strike price, the terms of OTC options (options not traded on exchanges) generally are established through negotiation with the other party to the option contract. While this type of arrangement allows the Fund great flexibility to tailor the option to its need, OTC options generally involve greater risk than exchange-traded options, which are guaranteed by the clearing organization of the exchanges where they are traded.

Futures Contracts and Options on Futures Contracts. A futures contract obligates the seller to deliver (and the purchaser to take delivery of) the specified security on the expiration date of the contract. An index futures contract obligates the seller to deliver (and the purchaser to take) an amount of cash equal to a specific dollar amount times the difference between the value of a specific index at the close of the last trading day of the contract and the price at which the agreement is made. No physical delivery of the underlying securities in the index is made.

When the Fund writes an option on a futures contract, it becomes obligated, in return for the premium paid, to assume a position in the futures contract at a specified exercise price at any time during the term of the option. If the Fund writes a call, it assumes a short futures position. If it writes a put, it assumes a long futures position. When the Fund purchases an option on a futures contract, it acquires the right in return for the premium it pays to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put).

Whether the Fund realizes a gain or loss from futures activities depends upon movements in the underlying security or index. The extent of the Fund's loss from an unhedged short position in futures contracts or from writing unhedged call options on futures contracts is potentially unlimited. The Fund may purchase and sell futures contracts and options that are traded on a non-U.S. exchange or board of trade.

No price is paid upon entering into a futures contract. Instead, at the inception of a futures contract the Fund is required to deposit "initial margin" in an amount generally equal to 10% or less of the contract value. Margin also must be deposited when writing a call or put option on a futures contract, in accordance with applicable exchange rules. Unlike margin in securities transactions, initial margin does not represent a borrowing, but rather is in the nature of a performance bond or good-faith deposit that is returned to the Fund at the termination of the transaction if all contractual obligations have been satisfied. Under certain circumstances, such as periods of high volatility, the Fund may be required by an exchange to increase the level of their initial margin payment, and initial margin requirements might be increased generally in the future by regulatory action.

Subsequent "variation margin" payments are made to and from the futures commission merchant daily as the value of the futures position varies, a process known as "marking-to-market." Variation margin does not involve borrowing, but rather represents a daily settlement of the Fund's obligations to or from a futures commission merchant. When the Fund purchases an option on a futures contract, the premium paid plus transaction costs is all that is at risk. In contrast, when the Fund purchases or sells a futures contract or writes a call or put option thereon, it is subject to daily variation margin calls that could be substantial in the event of adverse price movements. If the Fund has insufficient cash to meet daily variation margin requirements, it might need to sell securities at a time when such sales are disadvantageous.

Purchasers and sellers of futures contracts and options on futures can enter into offsetting closing transactions, similar to closing transactions in options, by selling or purchasing, respectively, an instrument identical to the instrument purchased or sold. Positions in futures and options on futures contracts may be closed only on an exchange or board of trade that provides a secondary market. However, there can be no assurance that a liquid secondary market will exist for a particular contract at a particular time. In such event, it may not be possible to close a futures contract or options position.

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Under certain circumstances, futures exchanges may establish daily limits on the amount that the price of a futures contract or an option on a futures contract can vary from the previous day's settlement price. Once that limit is reached, no trades may be made that day at a price beyond the limit. Daily price limits do not limit potential losses because prices could move to the daily limit for several consecutive days with little or no trading, thereby preventing liquidation of unfavorable positions.

If the Fund was unable to liquidate a futures contract or an option on a futures position due to the absence of a liquid secondary market or the imposition of price limits, it could incur substantial losses. The Fund would continue to be subject to market risk with respect to the position. In addition, except in the case of purchased options, the Fund would continue to be required to make daily variation margin payments and might be required to maintain cash or liquid assets in an account.

Risks of Futures Contracts and Options Thereon. The ordinary spreads between prices in the cash and futures markets (including the options on futures markets), due to differences in the natures of those markets, are subject to the following factors, which may create distortions. First, all participants in the futures market are subject to margin deposit and maintenance requirements. Rather than meeting additional margin deposit requirements, investors may close futures contracts through offsetting transactions, which could distort the normal relationships between the cash and futures markets. Second, the liquidity of the futures market depends on participants entering into offsetting transactions rather than making or taking delivery. To the extent participants decide to make or take delivery, liquidity in the futures market could be reduced, thus producing distortion. Third, from the point of view of speculators, the deposit requirements in the futures market are less onerous than margin requirements in the securities market. Therefore, increased participation by speculators in the futures market may cause temporary price distortions.

Combined Positions. The Fund may purchase and write options in combination with each other. For example, the Fund may purchase a put option and write a call option on the same underlying instrument in order to construct a combined position whose risk and return characteristics are similar to selling a futures contract. Another possible combined position would involve writing a call option at one strike price and buying a call option at a lower price, in order to reduce the risk of the written call option in the event of a substantial price increase. Because combined options positions involve multiple trades, they result in higher transaction costs and may be more difficult to open and close out.

Hybrid Instruments

The Fund may invest in hybrid instruments, a type of potentially high-risk derivative which combines the characteristics of futures contracts or options with those of debt, preferred equity, or a depository instrument. Generally, a hybrid instrument will be a debt security or other evidence of indebtedness on which a portion of or all interest payments, and/or the principal or stated amount payable at maturity, redemption, or retirement, is determined by reference to prices, securities, currencies, intangibles, goods, articles, or commodities, or by another objective index, economic factor, or other measure, such as interest rates, currency exchange rates, commodity indexes and securities indexes. Thus, hybrid instruments may take a variety of forms, including, but not limited to, debt instruments with interest or principal payments or redemption terms determined by reference to the value of a currency, or commodity or securities index at a future point in time, preferred stock with dividend rates determined by reference to the value of a currency or convertible securities with the conversion terms related to a particular commodity.

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Since hybrid instruments reflect a combination of the characteristics of futures or options with those of securities, hybrid instruments may entail significant risks that are not associated with a similar investment in a traditional debt instrument that has a fixed principal amount, is denominated in U.S. dollars or bears interest either at a fixed rate or a floating rate determined by reference to a common, nationally published benchmark. Although the risks of a particular hybrid instrument will depend upon the terms of the instrument, such risks may include, without limitation, the possibility of significant changes in the benchmarks or underlying assets to which the instrument is linked. Such risks generally depend upon factors that are unrelated to the operations or credit quality of the issuer (although credit risk of the issuer is a consideration) of the hybrid instrument and that may not be readily foreseen by the purchaser, such as economic and political events, the supply and demand for the underlying assets and interest rate movements. The benchmarks and underlying assets to which hybrid instruments are linked may also result in greater volatility and market risk, including leverage risk which may occur when the hybrid instrument is structured so that a given change in a benchmark or underlying asset is multiplied to produce greater change in the value of the hybrid instrument, thereby magnifying the risk of loss as well as the potential for gain. In addition, hybrid instruments may also carry liquidity risk since the instruments are often "customized" to meet the needs of the particular investor.

Warrants and Rights

The Fund may purchase warrants and rights, which are instruments that permit the Fund to acquire, by subscription, the capital stock of a corporation at a set price, regardless of the market price for such stock. Warrants may be either perpetual or of limited duration, but they usually do not have voting rights or pay dividends. The market price of warrants is usually significantly less than the current price of the underlying stock. Warrants and rights may not move in parallel with the underlying security and may be more speculative in nature. Thus, there is a greater risk that warrants might drop in value at a faster rate than the underlying stock.

U.S. Government Obligations

The Fund may invest in U.S. Government obligations. U.S. Government obligations include securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities. U.S. Treasury obligations differ mainly in the length of their maturity, rate and time of issuance. Treasury bills, the most frequently issued marketable government securities, have a maturity of up to one year and are issued on a discount basis.

Payment of principal and interest on U.S. Government obligations may be backed by the full faith and credit of the United States or may be backed solely by the issuing or guaranteeing agency or instrumentality itself. In the latter case, the investor must look principally to the agency or instrumentality issuing or guaranteeing the obligation for ultimate repayment, which agency or instrumentality may be privately owned. There can be no assurance that the U.S. Government would provide financial support to its agencies or instrumentalities (including government-sponsored enterprises) where it is not obligated to do so. See "Agency Obligations," below. In addition, U.S. Government obligations are subject to fluctuations in market value due to fluctuations in market interest rates. As a general matter, the value of debt instruments, including U.S. Government obligations, declines when market interest rates increase and rises when market interest rates decrease. Certain types of U.S. Government obligations are subject to fluctuations in yield or value due to their structure or contract terms.

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Agency Obligations

The Fund may make short-term investments in agency obligations, such as the Export-Import Bank of the United States, Tennessee Valley Authority, Resolution Funding Corporation, Farmers Home Administration, Federal Home Loan Banks, Federal Intermediate Credit Banks, Federal Farm Credit Banks, Federal Land Banks, Federal Housing Administration, Government National Mortgage Association ("GNMA"), commonly known as "Ginnie Mae," Federal National Mortgage Association ("FNMA"), commonly known as "Fannie Mae," Federal Home Loan Mortgage Corporation ("FHLMC"), commonly known as "Freddie Mac," and the Student Loan Marketing Association ("SLMA"). Some, such as those of the Export-Import Bank of United States, are supported only by the right of the issuer to borrow from the Treasury; others, such as those of the FNMA and FHLMC, are supported by only the discretionary authority of the U.S. government to purchase the agency's obligations; still others, such as those of the SLMA, are supported only by the credit of the instrumentality. No assurance can be given that the U.S. government would provide financial support to U.S. government-sponsored instrumentalities because they are not obligated by law to do so. As a result, there is a risk that these entities will default on a financial obligation. For instance, in September 2008, at the direction of the U.S. Treasury, FNMA and FHLMC were placed into conservatorship under the Federal Housing Finance Agency ("FHFA"), a newly created independent regulator. See "Asset-Backed Securities and Mortgage-Backed Securities," below.

Asset-Backed Securities and Mortgage-Backed Securities

Asset-backed debt obligations represent direct or indirect participation in, or are secured by and payable from, assets such as motor vehicle installment sales contracts, other installment loan contracts, home equity loans, leases of various types of property and receivables from credit card or other revolving credit arrangements. The credit quality of most asset-backed securities depends primarily on the credit quality of the assets underlying such securities, how well the entity issuing the security is insulated from the credit risk and bankruptcy of the originator or any other affiliated entities and the amount and quality of any credit enhancement of the securities. Payments or distributions of principal and interest on asset-backed debt obligations may be supported by non-governmental credit enhancements including letters of credit, reserve funds, over-collateralization and guarantees by third parties. The market for privately issued asset-backed debt obligations is smaller and less liquid than the market for government sponsored mortgage-backed securities.

Mortgage-backed securities represent direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property, and include single- and multi-class pass-through securities and collateralized mortgage obligations ("CMOs"). Such securities may be issued or guaranteed by U.S. Government agencies or instrumentalities, such as the GNMA, FNMA and FHLMC, or by private issuers, generally originators and investors in mortgage loans, including savings associations, mortgage bankers, commercial banks, investment bankers and special purpose entities (collectively, "private lenders"). Mortgage-backed securities issued by private lenders may be supported by pools of mortgage loans or other mortgage-backed securities that are guaranteed, directly or indirectly, by the U.S. Government or one of its agencies or instrumentalities, or they may be issued without any governmental guarantee of the underlying mortgage assets but with some form of non-governmental credit enhancement. Until recently, FNMA and FHLMC were government-sponsored corporations owned entirely by private stockholders. In September 2008, at the direction of the U.S. Department of the Treasury, FNMA and FHLMC were placed into conservatorship under the FHFA. The U.S. government has also taken steps to provide additional financial support to FNMA and FHLMC. No assurance can be given that the U.S. Treasury initiatives with respect to FNMA and FHLMC will be successful or that such initiatives will be executed in all instances.

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The rate of principal payment on mortgage- and asset-backed securities generally depends on the rate of principal payments received on the underlying assets, which in turn may be affected by a variety of economic and other factors. As a result, the yield on any mortgage- or asset-backed security is difficult to predict with precision and actual yield to maturity may be more or less than the anticipated yield to maturity. The yield characteristics of mortgage- and asset-backed debt obligations differ from those of traditional debt obligations. Among the principal differences are that interest and principal payments are made more frequently on mortgage- and asset-backed debt obligations, usually monthly, and that principal may be prepaid at any time because the underlying assets generally may be prepaid at any time. As a result, if these debt obligations or securities are purchased at a premium, a prepayment rate that is faster than expected will reduce yield to maturity, while a prepayment rate that is slower than expected will have the opposite effect of increasing the yield to maturity. Conversely, if these debt obligations or securities are purchased at a discount, a prepayment rate that is faster than expected will increase yield to maturity, while a prepayment rate that is slower than expected will reduce yield to maturity. Mortgage-backed securities available for reinvestment by the Fund are likely to be greater during a period of declining interest rates and, as a result, are likely to be reinvested at lower interest rates than during a period of rising interest rates. Accelerated prepayments on debt obligations or securities purchased at a premium also impose a risk of loss of principal because the premium may not have been fully amortized at the time the principal is prepaid in full. The market for privately issued mortgage-backed securities is smaller and less liquid than the market for government-sponsored mortgage-backed securities.

While asset-backed securities may be issued with only one class of security, many asset-backed securities are issued in more than one class, each with different payment terms. Mortgage-backed securities may be issued with either a single class of security or multiple classes, which are commonly referred to as a CMO. Multiple class mortgage- and asset-backed securities are issued for two main reasons. First, multiple classes may be used as a method of providing selective credit support. This is accomplished typically through creation of one or more classes whose right to payments on the asset-backed security is made subordinate to the right to such payments of the remaining class or classes. Second, multiple classes may permit the issuance of securities with payment terms, interest rates or other characteristics differing both from those of each other and from those of the underlying assets. Examples include separate trading of registered interest and principal of securities ("STRIPS") (mortgage- and asset-backed securities entitling the holder to disproportionate interests with respect to the allocation of interest and principal of the assets backing the security), and securities with class or classes having characteristics that mimic the characteristics of non-asset-backed securities, such as floating interest rates (i.e., interest rates that adjust as a specified benchmark changes) or scheduled amortization of principal.

The Fund may invest in stripped mortgage-backed securities, which receive differing proportions of the interest and principal payments from the underlying assets, including interest-only ("IO") and principal-only ("PO") securities. IO and PO mortgage-backed securities may be illiquid. The market value of such securities generally is more sensitive to changes in prepayment and interest rates than is the case with traditional mortgage-backed securities, and in some cases such market value may be extremely volatile.

Mortgage- and asset-backed securities, other than as described above, or in which the payment streams on the underlying assets are allocated in a manner different than those described above may be issued in the future. The Fund may invest in such mortgage- and asset-backed securities if such investment is otherwise consistent with its investment objective and policies and with the investment restrictions of the Fund.

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If the Fund purchases mortgage- or asset-backed securities that are "subordinated" to other interests in the same mortgage pool, the Fund as a holder of those securities may only receive payments after the pool's obligations to other investors have been satisfied. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may substantially limit the pool's ability to make payments of principal or interest to the Fund as a holder of such subordinated securities, reducing the values of those securities or in some cases rendering them worthless. The risk of such defaults is generally higher in the case of mortgage pools that include so called "subprime" mortgages. An unexpectedly high or low rate of prepayments on a pool's underlying mortgages may have a similar effect on subordinated securities. A mortgage pool may issue securities subject to various levels of subordination, and the risk of non-payment affects securities at each level, although the risk is greater in the case of more highly subordinated securities.

Swap Agreements

The Fund may enter into swap agreements. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a day to more than one year. In a standard "swap" transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments. The gross returns to be exchanged or "swapped" between the parties are calculated with respect to a "notional amount," i.e., the return on or increase in value of a particular dollar amount invested in a "basket" of securities representing a particular index.

Most swap agreements which the Fund could enter into calculate the obligations of the parties to the agreement on a "net basis." Consequently, the Fund's current obligations (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). Payments may be made at the conclusion of a swap agreement or periodically during its term.

Swap agreements do not involve the delivery of securities or other underlying assets. Accordingly, if a swap is entered into on a net basis, if the other party to a swap agreement defaults, the Fund's risk of loss consists of the net amount of payments that the Fund is contractually entitled to receive, if any.

The net amount of the excess, if any, of the Fund's obligations over its entitlements with respect to a swap agreement entered into on a net basis will be accrued daily and an amount of cash or liquid asset having an aggregate net asset value ("NAV") at least equal to the accrued excess will be maintained in an account with the Custodian that satisfies the 1940 Act. The Fund will also establish and maintain such accounts with respect to its total obligations under any swaps that are not entered into on a net basis. Obligations under swap agreements so covered will not be construed to be "senior securities" for purposes of the Fund's investment restriction concerning senior securities.

Because they are two-party contracts and may have terms of greater than seven days, swap agreements may be considered to be illiquid for the Fund's illiquid investment limitations. The Fund will not enter into any swap agreement unless the Advisor believes that the other party to the transaction is creditworthy. The Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty.

The Fund may enter into a swap agreement in circumstances where the Advisor believes that it may be more cost effective or practical than buying the underlying securities or a futures contract or an option on such securities. The counterparty to any swap agreement will typically be a bank, investment banking firm or broker/dealer. The counterparty will generally agree to pay the Fund the amount, if any, by which the notional amount of the swap agreement would have increased in value had it been invested in the particular stocks represented in the index, plus the dividends that would have been received on those stocks. The Fund will agree to pay to the counterparty a floating rate of interest on the notional amount of the swap agreement plus the amount, if any, by which the notional amount would have decreased in value had it been invested in such stocks. Therefore, the return to the Fund on any swap agreement should be the gain or loss on the notional amount plus dividends on the stocks less the interest paid by the Fund on the notional amount.

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The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid in comparison with the markets for other similar instruments that are traded in the OTC market. The Advisor, under the supervision of the Board, is responsible for determining and monitoring the liquidity of Fund transactions in swap agreements.

The use of equity swaps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio securities transactions.

When-Issued and Delayed-Delivery Securities; Forward Commitments

When-issued securities transactions involve a commitment by the Fund to purchase or sell particular securities with payment and delivery taking place at a future date, and permit the Fund to lock in a price or yield on a security it owns or intends to purchase, regardless of future changes in interest rates or market action. No income accrues to the purchaser of a security on a when-issued basis prior to delivery. Such securities are recorded as an asset and are subject to changes in value based upon changes in the general level of interest rates. Purchasing a security on a when-issued basis can involve a risk that the market price at the time of delivery may be lower than the agreed-upon purchase price, in which case there could be an unrealized loss at the time of delivery. The Fund will only make commitments to purchase securities on a when-issued basis with the intention of actually acquiring the securities, but may sell them before the settlement date if it is deemed advisable. The Fund will establish in a segregated account, or earmark as segregated on the books of the Fund or the Fund's custodian, an amount of liquid assets equal to 100% of the amount of its commitment to purchase securities on a when-issued basis. These assets will be marked-to-market daily, and the Fund will increase the aggregate value of the assets, as necessary, to ensure that the assets are at least equal to 100% of the amount of the Fund's commitments.

Initial Public Offerings

The Fund may invest in securities of companies in initial public offerings ("IPOs"). Because IPO shares frequently are volatile in price, the Fund may hold IPO shares for a very short period of time. This may increase the turnover of the Fund's portfolio and may lead to increased expenses to the Fund, such as commissions and transaction costs. By selling IPO shares, the Fund may realize taxable capital gains that it will subsequently distribute to shareholders. Investing in IPOs has added risks because their shares are frequently volatile in price. As a result, their performance can be more volatile and they face greater risk of business failure, which could increase the volatility of the Fund's portfolio.

Securities Issued in Pipe Transactions

The Fund may invest in securities that are purchased in private investment in public equity ("PIPE") transactions. Securities acquired by the Fund in such transactions are subject to resale restrictions under securities laws. While issuers in PIPE transactions typically agree that they will register the securities for resale by the Fund after the transaction closes (thereby removing resale restrictions), there is no guarantee that the securities will in fact be registered. In addition, a PIPE issuer may require the Fund to agree to other resale restrictions as a condition to the sale of such securities. Thus, the Fund's ability to resell securities acquired in PIPE transactions may be limited, and even though a public market may exist for such securities, the securities held by the Fund may be deemed illiquid.

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Securities Lending

The Fund may lend securities from its portfolio to brokers, dealers and financial institutions (but not individuals) in order to try to increase the return on its portfolio. The value of the loaned securities may not exceed one-third of the Fund's total net assets and loans of portfolio securities are fully collateralized based on values that are marked-to-market daily. The Fund will not enter into any portfolio security lending arrangement having a duration of longer than one year. The principal risk of portfolio lending is potential default or insolvency of the borrower. In either of these cases, the Fund could experience delays in recovering securities or collateral or could lose all or part of the value of the loaned securities. The Fund may pay reasonable administrative and custodial fees in connection with loans of portfolio securities and may pay a portion of the interest or fee earned thereon to the borrower or a placing broker.

In determining whether or not to lend a security to a particular broker, dealer or financial institution, the Advisor considers all relevant facts and circumstances, including the size, creditworthiness and reputation of the broker, dealer or financial institution. Any loans of portfolio securities are fully collateralized based on values that are marked-to-market daily. Any securities that the Fund may receive as collateral will not become part of the Fund's investment portfolio at the time of the loan and, in the event of a default by the borrower, the Fund will, if permitted by law, dispose of such collateral except for such part thereof that is a security in which the Fund is permitted to invest. During the time securities are on loan, the borrower will pay the Fund any accrued income on those securities, and the Fund may invest the cash collateral and earn income or receive an agreed-upon fee from a borrower that has delivered cash-equivalent collateral. The Fund will be responsible for the risks associated with the investment of the cash collateral, including the risk that the Fund may lose money on the investment or may fail to earn sufficient income to meet its obligation to the borrower. Any fee income received from a borrower in lieu of a dividend payment on a borrowed security will not constitute "qualified dividend" income for federal income tax purposes, which is currently eligible for the reduced rate of taxation applicable to long-term capital gains (although the current federal tax provisions applicable to "qualified dividends" are scheduled to expire for tax years beginning after December 31, 2010). While the Fund does not have the right to vote securities on loan, it would terminate the loan and regain the right to vote if that were considered important with respect to the investment.

Repurchase Agreements

The Fund may enter into repurchase agreements. Under such agreements, the seller of the security agrees to repurchase it at a mutually agreed upon time and price. The repurchase price may be higher than the purchase price, the difference being income to the Fund, or the purchase and repurchase prices may be the same, with interest at a stated rate due to the Fund together with the repurchase price on repurchase. In either case, the income to the Fund is unrelated to the interest rate on the security itself. Such repurchase agreements will be made only with banks with assets of $500 million or more that are insured by the Federal Deposit Insurance Corporation or with Government securities dealers recognized by the Federal Reserve Board and registered as broker-dealers with the SEC or exempt from such registration. The Fund will generally enter into repurchase agreements of short durations, from overnight to one week, although the underlying securities generally have longer maturities. The Fund may not enter into a repurchase agreement with more than seven days to maturity if, as a result, more than 5% of the value of the Fund's net assets would be invested in illiquid securities including such repurchase agreements.

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For purposes of the 1940 Act, a repurchase agreement is deemed to be a loan from the Fund to the seller of the U.S. Government security that is subject to the repurchase agreement. It is not clear whether a court would consider the U.S. Government security acquired by the Fund subject to a repurchase agreement as being owned by the Fund or as being collateral for a loan by the Fund to the seller. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the U.S. Government security before its repurchase under a repurchase agreement, the Fund could encounter delays and incur costs before being able to sell the security. Delays may involve loss of interest or a decline in price of the U.S. Government security. If a court characterizes the transaction as a loan and the Fund has not perfected a security interest in the U.S. Government security, the Fund may be required to return the security to the seller's estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, the Fund would be at the risk of losing some or all of the principal and income involved in the transaction. As with any unsecured debt instrument purchased for the Fund, the Advisor seeks to minimize the risk of loss through repurchase agreements by analyzing the creditworthiness of the other party, in this case the seller of the U.S. Government security.

Apart from the risk of bankruptcy or insolvency proceedings, there is also the risk that the seller may fail to repurchase the security. However, the Fund will always receive as collateral for any repurchase agreement to which it is a party securities acceptable to the Advisor, the market value of which is equal to at least 100% of the amount invested by the Fund plus accrued interest, and the Fund will make payment against such securities only upon physical delivery or evidence of book entry transfer to the account of its Custodian. If the market value of the U.S. Government security subject to the repurchase agreement becomes less than the repurchase price (including interest), the Fund will direct the seller of the U.S. Government security to deliver additional securities so that the market value of all securities subject to the repurchase agreement will equal or exceed the repurchase price. It is possible that the Fund could be unsuccessful in seeking to enforce on the seller a contractual obligation to deliver additional securities.

Reverse Repurchase Agreements
The Fund may borrow by entering into reverse repurchase agreements with the same parties with whom it may enter into repurchase agreements. Under a reverse repurchase agreement, the Fund sells securities and agrees to repurchase them at a mutually agreed to price. At the time the Fund enters into a reverse repurchase agreement, it will establish and maintain a segregated account with an approved custodian containing liquid securities, marked-to-market daily, having a value not less than the repurchase price (including accrued interest). Reverse repurchase agreements involve the risk that the market value of securities retained in lieu of sale by the Fund may decline below the price of the securities the Fund has sold but is obliged to repurchase. If the buyer of securities under a reverse repurchase agreement files for bankruptcy or becomes insolvent, such buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the Fund's obligation to repurchase the securities. During that time, the Fund's use of the proceeds of the reverse repurchase agreement effectively may be restricted. Reverse repurchase agreements create leverage, a speculative factor, and are considered borrowings for the purpose of the Fund's limitation on borrowing.

Dollar Rolls
The Fund may also enter into dollar rolls, in which the Fund would sell securities for delivery in the current month and simultaneously contract to purchase substantially similar securities on a specified future date. While the Fund would forego principal and interest paid on the securities during the roll period, the Fund would be compensated by the difference between the current sales price and the lower price for the future purchase as well as by any interest earned on the proceeds of the initial sale. The Fund also could be compensated through the receipt of fee income equivalent to a lower forward price. At the time of entering into a dollar roll, the Fund will establish and maintain a segregated account consisting of cash or other liquid assets, either of which may be quoted or denominated in any currency, having a value at least equal to the Fund's obligation to buy the securities.

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To the extent the value of the security that the Fund agrees to purchase pursuant to a reverse repurchase agreement or a dollar roll declines, the Fund may experience a loss. Reverse repurchase transactions and dollar rolls may increase fluctuations in the market value of the Fund's assets and may be viewed as a form of leverage. In determining whether to enter into a reverse repurchase agreement or dollar roll, the Fund will take into account the creditworthiness of the counterparty.

Fixed-Income Securities
The Fund may invest in a wide range of fixed-income securities, which may include obligations of any rating or maturity.

The Fund may invest in investment grade corporate debt securities and lower-rated corporate debt securities (commonly known as "junk bonds"). Lower-rated or high-yield debt securities include corporate high-yield debt securities, zero-coupon securities, payment-in kind securities and strips. Investment grade corporate bonds are those rated BBB or better by Standard & Poor's Rating Service ("S&P") or Baa or better by Moody's Investors Service ("Moody's"). Securities rated BBB by S&P are considered investment grade, but Moody's considers securities rated Baa to have speculative characteristics. See Appendix A for a description of corporate bond ratings. The Fund may also invest in unrated securities.

Junk Bonds. Junk bonds generally offer a higher current yield than that available for higher-grade issues. However, lower-rated securities involve higher risks, in that they are especially subject to adverse changes in general economic conditions and in the industries in which the issuers are engaged, to changes in the financial condition of the issuers and to price fluctuations in response to changes in interest rates. During periods of economic downturn or rising interest rates, highly leveraged issuers may experience financial stress that could adversely affect their ability to make payments of interest and principal and increase the possibility of default. In addition, the market for lower-rated debt securities has expanded rapidly in recent years, and its growth paralleled a long economic expansion. At times in recent years, the prices of many lower-rated debt securities declined substantially, reflecting an expectation that many issuers of such securities might experience financial difficulties. As a result, the yields on lower-rated debt securities rose dramatically, but such higher yields did not reflect the value of the income stream that holders of such securities expected, but rather, the risk that holders of such securities could lose a substantial portion of their value as a result of the issuers' financial restructuring or default. There can be no assurance that such declines will not recur. The market for lower-rated debt issues generally is thinner and less active than that for higher quality securities, which may limit the Fund's ability to sell such securities at fair value in response to changes in the economy or financial markets. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may also decrease the values and liquidity of lower-rated securities, especially in a thinly traded market. Changes by recognized rating services in their rating of a fixed-income security may affect the value of these investments. The Fund will not necessarily dispose of a security when its rating is reduced below its rating at the time of purchase. However, the Advisor will monitor the investment to determine whether continued investment in the security will assist in meeting the Fund's investment objective.

Corporate Debt Securities. Corporate debt securities are fixed-income securities issued by businesses to finance their operations, although corporate debt instruments may also include bank loans to companies. Notes, bonds, debentures and commercial paper are the most common types of corporate debt securities, with the primary difference being their maturities and secured or unsecured status. Commercial paper has the shortest term and is usually unsecured.
The broad category of corporate debt securities includes debt issued by domestic or foreign companies of all kinds, including those with small-, mid- and large-capitalizations. Corporate debt may be rated investment-grade or below investment-grade and may carry variable or floating rates of interest.

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Because of the wide range of types and maturities of corporate debt securities, as well as the range of creditworthiness of its issuers, corporate debt securities have widely varying potentials for return and risk profiles. For example, commercial paper issued by a large established domestic corporation that is rated investment-grade may have a modest return on principal, but carries relatively limited risk. On the other hand, a long-term corporate note issued by a small foreign corporation from an emerging market country that has not been rated may have the potential for relatively large returns on principal, but carries a relatively high degree of risk.

Corporate debt securities carry both credit risk and interest rate risk. Credit risk is the risk that the Fund could lose money if the issuer of a corporate debt security is unable to pay interest or repay principal when it is due. Some corporate debt securities that are rated below investment-grade are generally considered speculative because they present a greater risk of loss, including default, than higher quality debt securities. The credit risk of a particular issuer's debt security may vary based on its priority for repayment. For example, higher ranking (senior) debt securities have a higher priority than lower ranking (subordinated) securities. This means that the issuer might not make payments on subordinated securities while continuing to make payments on senior securities. In addition, in the event of bankruptcy, holders of higher-ranking senior securities may receive amounts otherwise payable to the holders of more junior securities. Interest rate risk is the risk that the value of certain corporate debt securities will tend to fall when interest rates rise. In general, corporate debt securities with longer terms tend to fall more in value when interest rates rise than corporate debt securities with shorter terms.

Floating and Variable Rate Securities. The Fund may invest in securities which offer a variable or floating rate of interest. Floating rate securities generally provide for automatic adjustment of the interest rate whenever some specified interest rate index changes. Variable rate securities, on the other hand, provide for automatic establishment of a new interest rate at fixed intervals. Interest rates on floating and variable rate securities are based on a designated rate or a specified percentage thereof, such as a bank's prime rate.

Floating or variable rate securities typically include a demand feature entitling the holder to demand payment of the obligation on short notice at par plus accrued interest. Some securities which do not have floating or variable interest rates may be accompanied by puts producing similar results and price characteristics. The issuer of these securities normally has a corresponding right, after a given period, to prepay in its discretion the outstanding principal amount of the note plus accrued interest upon a specified number of days notice to the noteholders. When considering the maturity of any instrument which may be sold or put to the issuer or a third party, the Fund may consider the instrument's maturity to be shorter than its stated maturity.

Deferrable Subordinated Securities. Certain securities have been issued recently which have long maturities and are deeply subordinated in the issuer's capital structure. They generally have 30-year maturities and permit the issuer to defer distributions for up to five years. These characteristics give the issuer more financial flexibility than is typically the case with traditional bonds. As a result, the securities may be viewed by rating agencies and bank regulators as possessing certain "equity-like" features. However, the securities are treated as debt securities by market participants, and the Fund intends to treat them as such as well. These securities may offer a mandatory put or remarketing option that creates an effective maturity date significantly shorter than the stated one. The Fund may invest in these securities to the extent their yield, credit and maturity characteristics are consistent with the Fund's investment objective and strategies.

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Inflation-Indexed Bonds. The Fund may invest in inflation-indexed bonds issued by the U.S. Government, its agencies or instrumentalities. Inflation-indexed bonds are fixed income securities whose principal value is periodically adjusted according to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value that is adjusted for inflation.

If the periodic adjustment rate measuring inflation falls, the principal value of inflation-indexed bonds will be adjusted downward and, as a result, the interest payable on these securities (calculated with respect to a smaller principal amount) will be reduced. If any such downward adjustment in the principal value of an inflation-indexed bond exceeds the interest otherwise includable in the Fund's gross income for the relevant tax year, the excess will be treated as an ordinary loss.

If the periodic adjustment rate measuring inflation increases, the principal value of inflation-indexed bonds will be adjusted upward and, as a result, the interest payable on these securities (calculated with respect to a larger principal amount) will be increased. Any increase in the principal amount of an inflation-indexed bond will be considered taxable ordinary income and will be includable in the Fund's gross income in the period in which it accrues, even though investors do not receive their principal until maturity, subject to offset against any tax loss carryforwards attributable to such inflation-indexed bond from earlier tax years. There can be no assurance that the applicable inflation index for the security will accurately measure the real rate of inflation (or deflation) in the prices of goods and services.

Zero-Coupon Securities. Zero-coupon securities make no periodic interest payments, but are sold at a deep discount from their face value. The buyer recognizes a rate of return determined by the gradual appreciation of the security, which is redeemed at face value on a specified maturity date. The discount varies depending on the time remaining until maturity, as well as market interest rates, liquidity of the security and the issuer's perceived credit quality. If the issuer defaults, the holder may not receive any return on its investment. Because zero-coupon securities bear no interest and compound semiannually at the rate fixed at the time of issuance, their value generally is more volatile than the value of other fixed-income securities. Since zero-coupon bondholders do not receive interest payments, when interest rates rise, zero-coupon securities fall more dramatically in value than bonds paying interest on a current basis. When interest rates fall, zero-coupon securities rise more rapidly in value because the bonds reflect a fixed rate of return. An investment in zero-coupon and delayed interest securities may cause the Fund to recognize income and make distributions to shareholders before it receives any cash payments on its investment.

Unrated Debt Securities. Unrated debt, while not necessarily lower in quality than rated securities, may not have as broad a market. Because of the size and perceived demand for the issue, among other factors, certain issuers may decide not to pay the cost of getting a rating for their bonds. The creditworthiness of the issuer, as well as any financial institution or other party responsible for payments on the security, will be analyzed to determine whether to purchase unrated bonds.

Temporary Strategies; Cash or Similar Investments
For temporary defensive purposes, the Advisor may invest up to 100% of the Fund's total assets in high-quality, short-term debt securities and money market instruments. These short-term debt securities and money market instruments include shares of other mutual funds, commercial paper, certificates of deposit, bankers' acceptances, U.S. Government securities and repurchase agreements. Taking a temporary defensive position may result in the Fund not achieving its investment objective. Furthermore, to the extent that the Fund invests in money market mutual funds for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market funds' management fees and operational expenses.

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For longer periods of time, the Fund may hold a substantial cash position. If the market advances during periods when the Fund is holding a large cash position, the Fund may not participate to the extent it would have if the Fund had been more fully invested, and this may result in the Fund not achieving its investment objective during that period. To the extent that the Fund uses a money market fund for its cash position, there will be some duplication of expenses because the Fund would bear its pro rata portion of such money market fund's advisory fees and operational expenses.

The Fund may invest in any of the following securities and instruments:

Money Market Mutual Funds. The Fund may invest in money market mutual funds in connection with its management of daily cash positions or as a temporary defensive measure. Generally, money market mutual funds seek to earn income consistent with the preservation of capital and maintenance of liquidity. It primarily invests in high quality money market obligations, including securities issued or guaranteed by the U.S. Government or its agencies and instrumentalities, bank obligations and high-grade corporate instruments. These investments generally mature within 397 days from the date of purchase. An investment in a money market mutual fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any government agency. The Fund's investments in money market mutual funds may be used for cash management purposes and to maintain liquidity in order to satisfy redemption requests or pay unanticipated expenses.

Your cost of investing in the Fund will generally be higher than the cost of investing directly in the underlying money market mutual fund shares. You will indirectly bear fees and expenses charged by the underlying money market mutual funds in addition to the Fund's direct fees and expenses. Furthermore, the use of this strategy could affect the timing, amount and character of distributions to you and therefore may increase the amount of taxes payable by you.

Bank Certificates of Deposit, Bankers' Acceptances and Time Deposits. The Fund may acquire certificates of deposit, bankers' acceptances and time deposits. Certificates of deposit are negotiable certificates issued against monies deposited in a commercial bank for a definite period of time and earning a specified return. Bankers' acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are "accepted" by a bank, meaning in effect that the bank unconditionally agrees to pay the face value of the instrument on maturity. Certificates of deposit and bankers' acceptances acquired by the Fund will be dollar-denominated obligations of domestic or foreign banks or financial institutions which at the time of purchase have capital, surplus and undivided profits in excess of $100 million (including assets of both domestic and foreign branches), based on latest published reports, or less than $100 million if the principal amount of such bank obligations are fully insured by the U.S. Government.

Domestic banks and foreign banks are subject to different governmental regulations with respect to the amount and types of loans that may be made and interest rates that may be charged. In addition, the profitability of the banking industry depends largely upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operations of the banking industry.

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As a result of federal and state laws and regulations, domestic banks are, among other things, required to maintain specified levels of reserves, limited in the amount which they can loan to a single borrower and subject to other regulations designed to promote financial soundness. However, such laws and regulations do not necessarily apply to foreign bank obligations that the Fund may acquire.

In addition to purchasing certificates of deposit and bankers' acceptances, to the extent permitted under the investment objective and policies stated above and in the Prospectus, the Fund may make interest-bearing time or other interest-bearing deposits in commercial or savings banks. Time deposits are non-negotiable deposits maintained at a banking institution for a specified period of time at a specified interest rate.

Savings Association Obligations. The Fund may invest in certificates of deposit (interest-bearing time deposits) issued by savings banks or savings and loan associations that have capital, surplus and undivided profits in excess of $100 million, based on latest published reports, or less than $100 million if the principal amount of such obligations is fully insured by the U.S. Government.

Commercial Paper, Short-Term Notes and Other Corporate Obligations. The Fund may invest a portion of its assets in commercial paper and short-term notes. Commercial paper consists of unsecured promissory notes issued by corporations. Issues of commercial paper and short-term notes will normally have maturities of less than nine months and fixed rates of return, although such instruments may have maturities of up to one year.

Commercial paper and short-term notes will consist of issues rated at the time of purchase "A-2" or higher by S&P, "Prime-1" or "Prime-2" by Moody's, or similarly rated by another nationally recognized statistical ratings organization ("NRSRO") or, if unrated, will be determined by the Advisor to be of comparable quality.

Corporate obligations include bonds and notes issued by corporations to finance longer-term credit needs than supported by commercial paper. While such obligations generally have maturities of ten years or more, the Fund may purchase corporate obligations which have remaining maturities of one year or less from the date of purchase and which are rated "A" or higher by S&P or "A" or higher by Moody's.

Illiquid Securities

The Fund may invest in illiquid securities. However, the Fund may not acquire illiquid securities if, as a result, more than 15% of the value of the Fund's net assets would be invested in such securities. For purposes of applying this limitation, an "illiquid security" means one that may not be sold or disposed of in the ordinary course of business within seven days at a price approximating the value at which the security is carried by the Fund.

Under guidelines established by, and the oversight of, the Board of Trustees, the Advisor determines which securities are illiquid for purposes of this limitation. Certain securities exempt from registration or issued in transactions exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), such as securities that may be resold only to institutional investors under Rule 144A under the Securities Act, may be considered by the Advisor to be liquid under guidelines adopted by the Board of Trustees. The Board of Trustees has determined that private placement notes issued pursuant to Section 4(2) of the Securities Act generally are readily marketable even though they are subject to certain legal restrictions on resale. These securities, as well as Rule 144A securities, deemed to be liquid pursuant to the guidelines adopted by the Board of Trustees, are not treated as being subject to the limitation on illiquid securities.

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Restricted securities generally can be sold in privately negotiated transactions, pursuant to an exemption from registration under the Securities Act, or in a registered public offering. Where registration is required, the Fund may be obligated to pay all or part of the registration expense and a considerable period may elapse between the time it decides to seek registration and the time the Fund may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, the Fund might obtain a less favorable price than prevailed when it decided to seek registration of the security.

Repurchase agreements maturing in more than seven days are deemed to be illiquid.

To the extent it invests in illiquid or restricted securities, the Fund may encounter difficulty in determining a market value for such securities. Disposing of illiquid or restricted securities may involve time-consuming negotiations and legal expense, and it may be difficult or impossible for the Fund to sell such an investment promptly and at an acceptable price. In addition, if the Fund holds a material percentage of its assets in illiquid or restricted securities, it may experience difficulty meeting its redemption obligations.

Standby Commitments

To facilitate portfolio liquidity, the Fund may obtain standby commitments from brokers, dealers or banks with respect to debt securities in its portfolio. A standby commitment gives the holder the right to sell the underlying security to the seller at an agreed-upon price, generally equal to the amortized cost of the underlying security plus accrued interest, on certain dates or within a specified period. Standby commitments generally increase the cost of the acquisition of the underlying security, thereby reducing its yield. Standby commitments are subject to the issuer's ability to fulfill its obligation upon demand. Although no definitive creditworthiness criteria are used, the Advisor evaluates those risks by reviewing the creditworthiness of the brokers, dealers and banks from which the Fund obtains standby commitments to evaluate those risks.

Passive Foreign Investment Companies

The Fund may invest in stocks of foreign companies that are classified under the Internal Revenue Code of 1986, as amended (the "Code") as passive foreign investment companies ("PFICs"), if that stock is a permissible investment. In general, a foreign company is classified as a PFIC if it meets either of the following tests: (1) at least 75% of its gross income is passive; or (2) an average of at least 50% of its assets produce, or are held for the production of, passive income. Unless the Fund makes a "qualified electing fund (QEF) election" or a "mark to market" election as described below, the Fund generally will be subject to an interest charge in addition to federal income tax (at ordinary income rates) on (i) any "excess distribution" received on the stock of a PFIC, or (ii) any gain from disposition of PFIC stock that was acquired in an earlier taxable year. This interest charge and ordinary income tax treatment will apply even if the Fund distributes such income as a taxable distribution to its shareholders. Any portion of a PFIC distribution that is not an "excess distribution," will be included in the Fund's investment company taxable income and, accordingly, will not be taxable to the Fund to the extent the Fund distributes such income to its shareholders.

The Fund may avoid the imposition of the interest charge and other adverse tax consequences of PFIC status described above if the Fund makes an election to treat a particular PFIC as a "qualified electing fund" (a "QEF"), if this election is made for the first taxable year in which the Fund owns stock of such PFIC. If the Fund invests in a PFIC and makes such a QEF election, the interest charge and other adverse tax consequences of PFIC status described above will not apply with respect to such PFIC. Instead, the Fund will be required to include in the Fund's income each year the Fund's pro rata share of the QEF's annual ordinary earnings and net capital gain (which the Fund may have to distribute to satisfy the distribution requirement under Subchapter M of the Code, as discussed below in the "Tax Matters" section, even if the QEF does not distribute those earnings and gain to the Fund). In most instances it will be very difficult, if not impossible, to make this election because the Fund may not be able to meet the requirements applicable to the election, including certain requirements that would mandate the PFIC to provide certain annual information to the Fund.

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The Fund may also avoid the imposition of the interest charge and other adverse tax consequences of PFIC status described above if the Fund makes a "mark-to-market" election with respect to the stock of a particular PFIC, and if this election is made for the first taxable year in which the Fund owns stock of such PFIC. "Marking-to-market," in this context, means including in the Fund's ordinary income each taxable year the excess, if any, of the fair market value of a PFIC's stock over the Fund's adjusted basis in such PFIC stock as of the end of the Fund's taxable year. Pursuant to the election, the Fund also would be allowed to deduct (as an ordinary, not capital, loss) the excess, if any, of its adjusted basis in PFIC stock over the fair value thereof as of the taxable year-end, but only to the extent of any net mark-to-market gains with respect to that stock included by the Fund for prior taxable years under the mark-to-market election. The Fund's adjusted basis in each PFIC's stock with respect to which it has made this election will be adjusted to reflect the amounts of income included and deductions taken under the mark-to-market election. The QEF election and the mark-to-market election may accelerate the recognition of income by the Fund (without the receipt of cash) and increase the amount required to be distributed by the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments to meet its distribution requirement (including when it may not be advantageous for the Fund to liquidate such investments), which may accelerate the recognition of gain and affect the Fund's total return.

Indexed Securities

The Fund may purchase securities whose prices are indexed to the prices of other securities, securities indexes, or other financial indicators. Indexed securities typically are debt securities or deposits whose value at maturity or coupon rate is determined by reference to a specific instrument or statistic. For example, certain debt securities in which the Fund may invest may include securities whose interest rates are determined by reference to one or more specific financial indicators, such as LIBOR, resulting in a security whose interest payments tend to rise and fall together with the financial indicator. Indexed securities may be positively or negatively indexed; that is, their maturity value may increase when the specified underlying instrument's value increases, resulting in a security that performs similarly to the underlying instrument, or their maturity value may decline when the underlying instrument increases, resulting in a security whose price characteristics are similar to a put on the underlying instrument.

The performance of indexed securities depends to a great extent on the performance of the security or other instrument to which they are indexed, and may also be influenced by interest rate changes in the U.S. and abroad. At the same time, indexed securities are subject to the credit risks associated with the issuer of the security, and their values may decline substantially if the issuer's creditworthiness deteriorates. Recent issuers of indexed securities have included banks, corporations, and certain U.S. government agencies.

The market for indexed securities may be thinner and less active than the market for securities in general, which can adversely affect the prices at which indexed securities are sold. Judgment plays a greater role in valuing certain indexed securities than is the case for securities for which more external sources for quotations and last-sale information are available. Adverse publicity and changing investor perceptions may affect the ability to value accurately indexed securities and the Fund's ability to dispose of these securities.

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Loan Interests

The Fund may invest in loan interests, which are interests in amounts owed by a municipality or other borrower to lenders or lending syndicates. Loan interests purchased by the Fund will vary in maturity, may be subject to restrictions on resale, are not readily marketable and may be secured or unsecured. They involve the risk of loss in case of default or bankruptcy of the borrower or, if in the form of a participation interest, the insolvency of the financial intermediary. If the Fund acquires a loan interest under which the Fund derives its rights directly from the borrower, such loan interests are separately enforceable by the Fund against the borrower and all payments of interest and principal are typically made directly to the Fund from the borrower. In the event that the Fund and other lenders become entitled to take possession of shared collateral being held in connection with a loan interest as a result of default or insolvency, it is anticipated that such collateral would be held in the custody of an institution for their mutual benefit.

Typically, the U.S. or foreign commercial bank, insurance company, finance company, or other financial institution that originates, negotiates and structures the loan interest (the "Agent") administers the terms of the loan agreement. As a result, the Fund will generally rely on the Agent to receive and forward to the Fund its portion of the principal and interest payments on the loan. The Fund may also rely on the Agent and the other members of the lending syndicate to use appropriate credit remedies against the borrower, if necessary. However, the Fund may be required to perform certain tasks on its own behalf in the event the Agent does not perform certain administrative or enforcement functions.

The Fund may incur certain costs and delays in realizing payment on a loan interest, or suffer a loss of principal and/or interest, in the event the Agent becomes insolvent or enters into receivership or bankruptcy proceedings. Indebtedness of borrowers whose creditworthiness is poor involves substantially greater risks, and may be highly speculative. In addition, there is no assurance that the liquidation of collateral from a secured loan would satisfy the borrower's obligation, or that the collateral can be liquidated.

Real Estate Investment Trusts

The Fund may invest up to 10% of its total assets in real estate investment trusts ("REITs") which may own real estate properties ("equity REITs") or may make or purchase mortgages on real estate ("mortgage REITs").

REITs are subject to volatility from risks associated with investments in real estate and investments dependent on income from real estate, such as fluctuating demand for real estate and sensitivity to adverse economic conditions. Equity REITs may be adversely affected by rising interest rates, which may increase the costs of obtaining financing for real estate projects or cause investors to demand a high annual yield from future distributions. Mortgage REITs may experience diminished yields during periods of declining interest rates if they hold mortgages that the mortgagors elect to prepay during such periods. In addition, the failure of a REIT in which the Fund has invested to continue to qualify as a REIT for tax purposes would have an adverse impact on the value of the Fund's investment.

Some REITs have relatively small market capitalizations, which could increase their market volatility. REITs tend to depend upon specialized management skills and may have limited diversification causing them to be subject to risks inherent in operating and financing a limited number of properties.

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Fundamental Investment Limitations

The Trust (on behalf of the Fund) has adopted the following restrictions as fundamental policies, which may not be changed without the favorable vote of the holders of a "majority of the outstanding voting securities" of the Fund, as defined in the 1940 Act. Under the 1940 Act, the vote of the holders of a "majority of the outstanding voting securities" means the vote of the holders of the lesser of (i) 67% of the shares of the Fund represented at a meeting at which the holders of more than 50% of its outstanding shares are represented or (ii) more than 50% of the outstanding shares of the Fund.

The Fund may not:

1. issue senior securities, borrow money or pledge its assets, except that (i) the Fund may borrow from banks in amounts not exceeding one-third of its total assets (including the amount borrowed); (ii) borrow up to an additional 5% of its total assets (not including the amount borrowed) from a bank for temporary purposes; and (iii) this restriction shall not prohibit the Fund from engaging in options transactions or short sales in accordance with its objectives and strategies;

2. underwrite the securities of other issuers (except that the Fund may engage in transactions involving the acquisition, disposition or resale of its portfolio securities under circumstances where it may be considered to be an underwriter under the Securities Act);

3. purchase or sell real estate or interests in real estate, unless acquired as a result of ownership of securities (although the Fund may purchase and sell securities which are secured by real estate and securities of companies that invest or deal in real estate) including, but not limited to real estate investment trusts;

4. purchase or sell physical commodities or commodities contracts, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from engaging in transactions involving currencies and futures contracts and options thereon or investing in securities or other instruments that are secured by physical commodities or in the securities of companies engaged in the commodities business;

5. make loans of money (except for the lending of its portfolio securities and purchases of debt securities consistent with the investment policies of the Fund);

6. purchase the securities of any one issuer if, immediately after and as a result of such purchase, (a) the value of the Fund's holdings in the securities of such issuer exceeds 5% of the value of the Fund's total assets, or (b) the Fund owns more than 10% of the outstanding voting securities of the issuer (this restriction does not apply to investments in the securities of the U.S. Government, or its agencies or instrumentalities, or other investment companies);

7. invest in the securities of any one industry if, as a result, 25% or more of the Fund's total assets would be invested in the securities of such industry, except that the foregoing does not apply to securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities or securities of other investment companies.

The following lists the non-fundamental investment restrictions applicable to the Fund. These restrictions can be changed by the Board of Trustees, but the change will only be effective after notice is given to shareholders of the Fund.

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The Fund may not:

1. Invest more than 15% of the value of its net assets, computed at the time of investment, in illiquid securities. Illiquid securities are those securities without readily available market quotations, including repurchase agreements having a maturity of more than seven days. Illiquid securities may include restricted securities not determined by the Board of Trustees to be liquid, non-negotiable time deposits, over-the-counter options, and repurchase agreements providing for settlement in more than seven days after notice;

2. Make any change in its investment policy of investing at least 80% of net assets in investments suggested by the Fund's name without first changing the Fund's name and providing shareholders with at least 60 days' prior written notice.

Except with respect to borrowing and investments in illiquid securities, if a percentage or rating restriction on investment or use of assets set forth herein or in the Prospectus is adhered to at the time a transaction is effected, later changes in percentage resulting from any cause other than actions by the Fund will not be considered a violation.

Management of the Fund

Board of Trustees

The management and affairs of the Fund are supervised by the Board of Trustees. The Board of Trustees consists of four individuals. The Trustees are fiduciaries for the Fund's shareholders and are governed by the laws of the State of Delaware in this regard. The Board of Trustees establishes policies for the operation of the Fund and appoints the officers who conduct the daily business of the Fund.

Trustees and Officers

The Trustees and Officers of the Trust are listed below with their addresses, present positions with the Trust and principal occupations over at least the last five years.

Name, Address and Age	Position(s) Held with the Trust	Term of Office and Length of Time Served	Number of Portfolios in the Trust Overseen by Trustee	Principal Occupation(s) During the Past Five Years	Other Directorships Held by Trustee
Independent Trustees					
Dr. Michael D. Akers 615 E. Michigan St. Milwaukee, WI 53202 Age: 55	Trustee	Indefinite Term; Since August 22, 2001	26	Professor and Chair, Department of Accounting, Marquette University (2004-present); Associate Professor of Accounting, Marquette University (1996-2004).	Independent Trustee, USA MUTUALS (an open-end investment company with two portfolios).

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Name, Address and Age	Position(s) Held with the Trust	Term of Office and Length of Time Served	Number of Portfolios in the Trust Overseen by Trustee	Principal Occupation(s) During the Past Five Years	Other Directorships Held by Trustee
Gary A. Drska 615 E. Michigan St. Milwaukee, WI 53202 Age: 54	Trustee	Indefinite Term; Since August 22, 2001	26	Captain, Midwest Airlines, Inc. (airline company) (1986-present); Director, Flight Standards & Training (July 1990-December 1999).	Independent Trustee, USA MUTUALS (an open-end investment company with two portfolios).
Jonas B. Siegel 615 E. Michigan St. Milwaukee, WI 53202 Age: 67	Trustee	Indefinite Term; Since October 23, 2009	26	Managing Director, Chief Administrative Officer ("CAO") and Chief Compliance Officer ("CCO"), Granite Capital International Group, L.P. (an investment management firm) (1994-Present); Vice President, Secretary, Treasurer and CCO of Granum Series Trust (an open-end investment company) (1997-2007); President, CAO and CCO, Granum Securities, LLC (a broker-dealer) (1997-2007).	None.
Interested Trustee and Officers					
Joseph C. Neuberger* 615 E. Michigan St. Milwaukee, WI 53202 Age: 48	Chairperson, President and Trustee	Indefinite Term; Since August 22, 2001	26	Executive Vice President, U.S. Bancorp Fund Services, LLC (1994-present).	Trustee, Buffalo Funds (an open-end investment company with ten portfolios); Trustee, USA MUTUALS (an open-end investment company with two portfolios).
John P. Buckel 615 E. Michigan St. Milwaukee, WI 53202 Age: 53	Vice President, Treasurer and Principal Accounting Officer	Indefinite Term; Since January 10, 2008 (Vice President); Since September 10, 2008 (Treasurer)	N/A	Mutual Fund Administrator, U.S. Bancorp Fund Services, LLC (2004-Present); Mutual Fund Administrator, United Missouri Bank (2000-2004).	N/A

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Name, Address and Age	Position(s) Held with the Trust	Term of Office and Length of Time Served	Number of Portfolios in the Trust Overseen by Trustee	Principal Occupation(s) During the Past Five Years	Other Directorships Held by Trustee
Kristin M. Cuene 615 E. Michigan St. Milwaukee, WI 53202 Age: 50	Chief Compliance Officer and Anti-Money Laundering Officer	Indefinite Term; Since January 23, 2009 (CCO); Since January 18, 2010 (AML Officer)	N/A	Attorney, Compliance Officer, U.S. Bancorp Fund Services, LLC (2008-Present); Attorney, Investment Management, Quarles & Brady, LLP (2007-2008); Student, University of Pennsylvania (2004-2007).	N/A
Rachel A. Spearo 615 E. Michigan St. Milwaukee, WI 53202 Age: 31	Secretary	Indefinite Term; Since November 15, 2005	N/A	Vice President and Legal Compliance Officer, U.S. Bancorp Fund Services, LLC (September 2004-present).	N/A
Jennifer A. Lima 615 E. Michigan St. Milwaukee, WI 53202 Age: 36	Assistant Treasurer	Indefinite Term; Since January 10, 2008	N/A	Mutual Fund Administrator, U.S. Bancorp Fund Services, LLC (2002-Present).	N/A

* Mr. Neuberger is an "interested person" of the Trust as defined by the 1940 Act. Mr. Neuberger is an interested person of the Trust by virtue of the fact that he is an interested person of Quasar Distributors, LLC, who acts as principal underwriter to many of the Trust's underlying funds.

Role of the Board

The Board of Trustees provides oversight of the management and operations of the Trust. Like all mutual funds, the day-to-day responsibility for the management and operation of the Trust is the responsibility of various service providers to the Trust and its individual series, such as the Adviser, Distributor, Administrator, Custodian, and Transfer Agent, each of whom are discussed in greater detail in this SAI. The Board approves all significant agreements between the Trust and its service providers, including the agreements with the Adviser, Distributor, Administrator, Custodian and Transfer Agent. The Board has appointed various individuals of certain of these service providers as officers of the Trust, with responsibility to monitor and report to the Board on the Trust's day-to-day operations. In conducting this oversight, the Board receives regular reports from these officers and service providers regarding the Trust's operations. The Board has appointed a Chief Compliance Officer who reports directly to the Board and who administers the Trust's compliance program and regularly reports to the Board as to compliance matters, including an annual compliance review. Some of these reports are provided as part of formal "Board Meetings," which are held five times per year, in person, and such other times as the Board determines is necessary, and involve the Board's review of recent Trust operations. From time to time one or more members of the Board may also meet with Trust officers in less formal settings, between formal Board Meetings to discuss various topics. In all cases, however, the role of the Board and of any individual Trustee is one of oversight and not of management of the day-to-day affairs of the Trust and its oversight role does not make the Board a guarantor of the Trust's investments, operations or activities.

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Board Leadership Structure

The Board has structured itself in a manner that it believes allows it to effectively perform its oversight function. The Board of Trustees is comprised of three Independent Trustees – Dr. Michael D. Akers, Mr. Gary A. Drska and Mr. Jonas B. Siegel – and one Interested Trustee – Mr. Joseph C. Neuberger. Accordingly, 75% of the members of the Board are Independent Trustees, who are Trustees that are not affiliated with the Adviser or its affiliates or any other investment adviser or other service provider to the Trust or any underlying fund. The Board of Trustees has established three standing committees, an Audit Committee, a Nominating Committee and a Valuation Committee, which are discussed in greater detail under "Board Committees" below. Each of the Audit Committee and the Nominating Committee are comprised entirely of Independent Trustees. The Independent Trustees have engaged their own independent counsel to advise them on matters relating to their responsibilities in connection with the Trust.

The Trust's Chairperson, Mr. Neuberger, is an "interested person" of the Trust, as defined by the 1940 Act, by virtue of the fact that he is an interested person of Quasar Distributors, LLC, which acts as principal underwriter to many of the Trust's underlying funds. Mr. Neuberger also serves as the Trust's President and the Executive Vice President of the Administrator. The Trust has not appointed a lead Independent Trustee.

In accordance with the fund governance standards prescribed by the SEC under the 1940 Act, the Independent Trustees on the Nominating Committee select and nominate all candidates for Independent Trustee positions. Each Trustee was appointed to serve on the Board of Trustees because of his experience, qualifications, attributes and skills as set forth in the subsection "Trustee Qualifications" below.

The Board reviews its structure regularly in light of the characteristics and circumstances of the Trust, including: the unaffiliated nature of each investment adviser and the fund(s) managed by such adviser; the number of funds that comprise the Trust; the variety of asset classes that those funds reflect; the net assets of the Trust; the committee structure of the Trust; and the independent distribution arrangements of each of the Trust's underlying funds.

The Board has determined that the function and composition of the Audit Committee and the Nominating Committee are appropriate means to address any potential conflicts of interest that may arise from the Chairperson's status as an Interested Trustee. In addition, the inclusion of all Independent Trustees as members of the Audit Committee and the Nominating Committee allows all such Trustees to participate in the full range of the Board of Trustees' oversight duties, including oversight of risk management processes discussed below. Given the specific characteristics and circumstances of the Trust as described above, the Trust has determined that the Board's leadership structure is appropriate.

Board Oversight of Risk Management

As part of its oversight function, the Board receives and reviews various risk management reports and assessments and discusses these matters with appropriate management and other personnel, including personnel of the Trust's service providers. Because risk management is a broad concept comprised of many elements (such as, for example, investment risk, issuer and counterparty risk, compliance risk, operational risks, business continuity risks, etc.) the oversight of different types of risks is handled in different ways. For example, the Chief Compliance Officer regularly reports to the Board during Board Meetings and meets in executive session with the Independent Trustees and their legal counsel to discuss compliance and operational risks. In addition, the Independent Trustee designated as the Audit Committee's "audit committee financial expert" meets with the Treasurer and the Trust's independent public accounting firm to discuss, among other things, the internal control structure of the Trust's financial reporting function. The full Board receives reports from the investment advisers to the underlying funds and the portfolio managers as to investment risks as well as other risks that may be discussed during Audit Committee meetings.

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Trustee Qualifications

The Board believes that each of the Trustees has the qualifications, experience, attributes and skills appropriate to their continued service as Trustees of the Trust in light of the Trust's business and structure. The Trustees have substantial business and professional backgrounds that indicate they have the ability to critically review, evaluate and assess information provided to them. Certain of these business and professional experiences are set forth in detail in the table above. In addition, the Trustees have substantial board experience and, in their service to the Trust, have gained substantial insight as to the operation of the Trust. The Board annually conducts a "self-assessment" wherein the effectiveness of the Board and the individual Trustees is reviewed.

In addition to the information provided in the table above, below is certain additional information concerning each individual Trustee. The information provided below, and in the table above, is not all-inclusive. Many of the Trustees' qualifications to serve on the Board involve intangible elements, such as intelligence, integrity, work ethic, the ability to work together, the ability to communicate effectively, the ability to exercise judgment, the ability to ask incisive questions, and commitment to shareholder interests. In conducting its annual self-assessment, the Board has determined that the Trustees have the appropriate attributes and experience to continue to serve effectively as Trustees of the Trust.

Dr. Michael D. Akers. Dr. Akers has served as a Trustee of the Trust since August 2001. Dr. Akers has also served as an independent trustee of USA Mutuals, an open-end investment company, since 2001. Dr. Akers has been a Professor and Chair of the Department of Accounting of Marquette University since 2004, and was Associate Professor of Accounting of Marquette University from 1996 to 2004. Through his experience as a trustee of mutual funds and his employment experience, Dr. Akers is experienced with financial, accounting, regulatory and investment matters.

Gary A. Drska. Mr. Drska has served as a Trustee of the Trust since August 2001. Mr. Drska has also served as an independent trustee of USA Mutuals since 2001. Mr. Drska has served as a Captain of Midwest Airlines, Inc., an airline company, since 1986. Through his experience as a trustee of mutual funds, Mr. Drska is experienced with financial, accounting, regulatory and investment matters.

Joseph C. Neuberger. Mr. Neuberger has served as a Trustee of the Trust since August 2001. Mr. Neuberger has also served as a trustee of USA Mutuals since 2001 and Buffalo Funds, an open-end investment company, since 2003. Mr. Neuberger has served as Executive Vice President of U.S. Bancorp Fund Services, a multi-service line service provider to mutual funds, since 1994. Through his experience as a trustee of mutual funds and his employment experience, Mr. Neuberger is experienced with financial, accounting, regulatory and investment matters.

Jonas B. Siegel. Mr. Siegel has served as a Trustee of the Trust since November 2009. Mr. Siegel has also served as the Managing Director, Chief Administrative Officer and Chief Compliance Officer of Granite Capital International Group, L.P., an investment management firm, since 1994, and previously served as Vice President, Secretary, Treasurer and Chief Compliance Officer of Granum Series Trust, an open-end investment company, from 1997 to 2007, and as President, Chief Administrative Officer and Chief Compliance Officer of Granum Securities, LLC, an investment banking firm, from 1997 to 2007. Through his experience as a trustee of mutual funds and his employment experience, Mr. Siegel is experienced with financial, accounting, regulatory and investment matters.

Trustee Ownership of Fund Shares

As of the date of this SAI, no Trustee or officer of the Trust beneficially owned shares of the Fund or any other series of the Trust.

Furthermore, neither the Trustees who are not "interested" persons of the Fund, nor members of their immediate family, own securities beneficially, or of record, in the Advisor, the Fund's distributor or any of its affiliates. Accordingly, neither the Trustees who are not "interested" persons of the Fund nor members of their immediate family, have a direct or indirect interest, the value of which exceeds $120,000, in the Advisor, the Fund's distributor or any of their affiliates.

Board Committees

Audit Committee. The Trust has an Audit Committee, which is comprised of the independent members of the Board of Trustees, Dr. Michael D. Akers, Mr. Gary A. Drska and Mr. Jonas B. Siegel. The Audit Committee reviews financial statements and other audit-related matters for the Fund. The Audit Committee also holds discussions with management and with the Fund's independent auditor concerning the scope of the audit and the auditor's independence. Dr. Akers serves as the Audit Committee's "audit committee financial expert," as stated in the annual reports relating to the series of the Trust.

Nominating Committee. The Trust has a Nominating Committee, which is comprised of the independent members of the Board of Trustees, Dr. Michael D. Akers, Mr. Gary A. Drska and Mr. Jonas B. Siegel. The Nominating Committee is responsible for seeking and reviewing candidates for consideration as nominees for the position of trustee and meets only as necessary. As part of their process, the Nominating Committee considers criteria for selecting candidates sufficient to identify a diverse group of qualified individuals to serve as trustees.

The Nominating Committee will consider nominees recommended by shareholders for vacancies on the Board of Trustees. Recommendations for consideration by the Nominating Committee should be sent to the President of the Trust in writing together with the appropriate biographical information concerning each such proposed nominee, and such recommendation must comply with the notice provisions set forth in the Trust's By-Laws. In general, to comply with such procedures, such nominations, together with all required information, must be delivered to and received by the Secretary of the Trust at the principal executive office of the Trust not later than 60 days prior to the shareholder meeting at which any such nominee would be voted on. Shareholder recommendations for nominations to the Board of Trustees will be accepted on an ongoing basis and such recommendations will be kept on file for consideration when there is a vacancy on the Board of Trustees. The Nominating Committee's procedures with respect to reviewing shareholder nominations will be disclosed as required by applicable securities laws.

Valuation Committee. The Trust has a Valuation Committee. The Valuation Committee is responsible for the following: (1) monitoring the valuation of Fund securities and other investments; and (2) as required, when the Board of Trustees is not in session, determining the fair value of illiquid securities and other holdings after consideration of all relevant factors, which determinations are reported to the Board. The Valuation Committee is currently comprised of Mr. Neuberger, Mr. John Buckel and Ms. Jennifer Lima, who each serve as an officer of the Trust. The Valuation Committee meets as necessary when a price for a portfolio security is not readily available.

As the Fund is new, none of the Trust's Committees have met with respect to the Fund.

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Trustee Compensation

For their service as Trustees, the Independent Trustees receive a retainer fee of $25,000 per year, $1,500 for each in-person Board meeting and $750 for each telephonic Board meeting of the Trust, as well as reimbursement for expenses incurred in connection with attendance at board meetings. Interested Trustees do not receive any compensation for their service as Trustee. Because the Fund has recently commenced operations, the following compensation figures represent estimates for the current fiscal year ending May 31, 2011:

Name of Person/Position	Aggregate Compensation From the Fund[1]	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund and the Trust[2] Paid to Trustees
Dr. Michael D. Akers, Independent Trustee	$1,250	None	None	$32,500
Gary A. Drska, Independent Trustee	$1,250	None	None	$32,500
Jonas B. Siegel Independent Trustee	$1,250	None	None	$32,500
Joseph C. Neuberger, Interested Trustee	None	None	None	None

[1] Trustees fees and expenses are allocated among the Fund and any other series comprising the Trust.
[2] There are currently twenty-five other portfolios comprising the Trust.

Control Persons and Principal Shareholders

A principal shareholder is any person who owns of record or beneficially 5% or more of the outstanding shares of the Fund. A control person is one who owns beneficially or through controlled companies more than 25% of the voting securities of a company or acknowledges the existence of control. A controlling person possesses the ability to control the outcome of matters submitted for shareholder vote by the Fund. As of the date of this SAI, there were no principal shareholders or control persons of the Fund.

Investment Advisor

As stated in the Prospectus, investment advisory services are provided to the Fund by the Advisor, Heartland Advisors, Inc., pursuant to an Investment Advisory Agreement (the "Advisory Agreement"). Founded in 1983 by William ("Bill") J. Nasgovitz, the Advisor is an independent firm owned by its employees through Heartland Holdings, Inc.

After an initial two-year period, the Advisory Agreement will continue in effect from year to year only if such continuance is specifically approved at least annually by the Board of Trustees or by vote of a majority of the Fund's outstanding voting securities and by a majority of the Trustees who are not parties to the Advisory Agreement or interested persons of any such party, at a meeting called for the purpose of voting on the Advisory Agreement. The Advisory Agreement is terminable without penalty by the Trust on behalf of the Fund upon 60 days' written notice when authorized either by a majority vote of the Fund's shareholders or by a vote of a majority of the Board of Trustees, or by the Advisor upon 60 days' written notice, and will automatically terminate in the event of its "assignment" (as defined in the 1940 Act).

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The Advisory Agreement provides that the Advisor under such agreement shall not be liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in the execution of portfolio transactions for the Fund, except for willful misfeasance, bad faith or negligence in the performance of its duties, or by reason of reckless disregard of its obligations and duties thereunder.

In consideration of the services provided by the Advisor pursuant to the Advisory Agreement, the Advisor is entitled to receive from the Fund a management fee computed daily and paid monthly, based on a rate equal to 0.85% of the Fund's average daily net assets, as specified in the Prospectus. However, the Advisor may voluntarily agree to waive a portion of the management fees payable to it on a month-to-month basis, including additional fees above and beyond any contractual agreement the Advisor may have to waive management fees and/or reimburse Fund expenses.

Fund Expenses. The Fund is responsible for its own operating expenses. The Advisor has agreed to reduce management fees payable to it by the Fund and/or to pay Fund operating expenses to the extent necessary to limit the Fund's aggregate annual operating expenses (generally excluding front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividends or interest expenses on short positions, acquired fund fees and expenses or extraordinary expenses) to the limit set forth in the Fees and Expenses table of the Prospectus. Any such reductions made by the Advisor in its management fees or payment of expenses which are the Fund's obligation are subject to reimbursement by the Fund to the Advisor, if so requested by the Advisor, in subsequent fiscal years if the aggregate amount actually paid by the Fund toward the operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the applicable limitation on Fund expenses. The Advisor is permitted to be reimbursed only for fee reductions and expense payments made in the previous three fiscal years from the date the expense was incurred. Any such reimbursement is also contingent upon the Board of Trustees' subsequent review and ratification of the reimbursed amounts. Such reimbursement may not be paid prior to the Fund's payment of current ordinary operating expenses.

Portfolio Manager
As stated in the Prospectus, Mr. William ("Bill") J. Nasgovitz (the "Portfolio Manager") is responsible for the day-to-day management of the Fund's investment portfolio.

Other Accounts Managed by the Portfolio Manager

The following table provides information regarding other accounts managed by the Portfolio Manager as of August 31, 2010. Except as noted below, none of the accounts managed by the Portfolio Manager is charged an advisory fee based on the performance of the account.

Registered Investment Companies (excluding the Fund)		Other Pooled Investment Vehicles		Other Accounts	
Number of Accounts	Total Assets in the Accounts	Number of Accounts	Total Assets in the Accounts	Number of Accounts	Total Assets in the Accounts
1	$1,078,215,760	1	$21,469,078	71	$221,029,082

The Portfolio Manager manages the investments of a portion of a private investment fund (with total assets of approximately $21,469,078 as of August 31, 2010) that is charged a fee based on the performance of the fund.

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Conflicts of Interest

Other accounts managed by the Portfolio Manager have investment strategies similar to that employed by the Fund. Possible material conflicts of interest arising from the Portfolio Manager's management of the investments for the Fund, on one hand, and the investments of other accounts, on the other hand, include the Portfolio Manager's allocation of sufficient time, energy and resources to management the investments of the Fund in light of his responsibilities with respect to numerous other accounts, particularly accounts that have different strategies from that of the Fund; the fact that the fees payable to the Advisor for managing the Fund may be less than the fees payable to the Advisor for managing other accounts, potentially motivating the Portfolio Manager to spend more time on managing the other accounts; the proper allocation of investment opportunities that are appropriate for the Fund and other accounts; and the proper allocation of aggregated purchase and sale orders for the Fund and other accounts. These conflicts may be heightened where an account is subject to performance-based feeds or the Portfolio Manager has a personal investment in an account. The Advisor has adopted comprehensive policies and procedures designed to mitigate these conflicts of interest.

Portfolio Manager Compensation

The Portfolio Manager is a full time employee of the Advisor. The Advisor is responsible for paying all compensation, including various employee benefits, to the portfolio mangers. Portfolio Manager compensation is designed to attract and retain highly qualified investment management professionals and to reward individual and team contributions. On an annual basis, the Portfolio Manager receives a fixed salary based primarily on the manager's relevant industry experience, which may be increased each calendar year. The Portfolio Manager is also eligible to participate in the Advisor's 401(k) plan that is offered to all of the Advisor's full-time employees.

On an annual basis, the Portfolio Manager is also eligible to receive the following compensation:

(1) A performance-based incentive, which takes into consideration the one-year and three-year performance of the Fund before taxes managed by the Portfolio Manager that performs in the top 50% of its respective Lipper category. If the Fund was managed by a team, the Advisor would calculate the total potential pool for this performance-based incentive and generally allocate a portion of this pool to each management team member on a discretionary basis. This total pool is determined by multiplying a basis point factor (which generally ranges from 1.0 to 4.0 basis points) by the current assets under management for the Fund, using a minimum asset base of $250 million, for the Fund's one-year and three-year Lipper performance. The applicable basis point factor is determined based on the Fund's performance in its respective Lipper category for the applicable period; and

(2) A discretionary incentive, which is based, among other factors, on the research of securities that are held or considered for purchase for the Fund, the Portfolio Manager's contribution to the Fund's day-to-day management, leadership, organizational development and the profitability of the Advisor.

As an additional incentive, the Portfolio Manager may also be eligible to receive a percentage of the annual advisory fees paid by such advisory clients to the Advisor for managing or attracting separate advisory client assets for the Advisor.

Finally, the Portfolio Manager may also participate in a phantom stock ownership plan offered by the Advisor's parent company, Heartland Holdings, Inc., under which he is entitled to share in the growth of the value of the firm without actually having stock ownership.

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<u>Portfolio Manager Ownership of Fund Shares</u>:
As of the date of this SAI, the Portfolio Manager did not beneficially own any shares of the Fund.

Service Providers

Fund Administrator, Accountant and Transfer Agent

Pursuant to an administration agreement (the "Administration Agreement") between the Trust and U.S. Bancorp Fund Services, LLC ("USBFS"), 615 East Michigan Street, Milwaukee, Wisconsin, 53202 (the "Administrator"), the Administrator acts as the Fund's administrator. The Administrator provides certain administrative services to the Fund, including, among other responsibilities, coordinating the negotiation of contracts and fees with, and the monitoring of performance and billing of, the Fund's independent contractors and agents; preparation for signature by an officer of the Trust of all documents required to be filed for compliance by the Trust and the Fund with applicable laws and regulations excluding those of the securities laws of various states; arranging for the computation of performance data, including NAV and yield; responding to shareholder inquiries; and arranging for the maintenance of books and records of the Fund, and providing, at its own expense, office facilities, equipment and personnel necessary to carry out its duties. In this capacity, the Administrator does not have any responsibility or authority for the management of the Fund, the determination of investment policy, or for any matter pertaining to the distribution of Fund shares. USBFS also acts as fund accountant ("Fund Accountant"), transfer agent ("Transfer Agent") and dividend disbursing agent under separate agreements with the Trust. For its administration and fund accounting services, the Administrator receives from the Fund a combined fee computed daily and payable monthly based on the Fund's average net assets at the rate of 0.10% of average net assets on the first $75 million, 0.08% of average net assets on the next $250 million, and 0.05% on the balance, all subject to an annual minimum fee of $60,000 in the Fund's first two years of operation, and an annual minimum fee thereafter of $66,000.

Custodian

Brown Brothers Harriman & Co. (the "Custodian"), 40 Water Street, Boston, Massachusetts 02109, serves as custodian for the Fund. The Custodian is responsible for, among other things, holding all securities and cash, handling the receipt and delivery of securities, and receiving and collecting income from investments. Sub-custodians may provide custodial services for certain asset of the Fund held domestically and outside of the United States.

Legal Counsel

Godfrey & Kahn S.C., 780 North Water Street, Milwaukee, Wisconsin 53202, serves as counsel to the Fund.

Independent Registered Public Accounting Firm

Deloitte & Touche LLP, 555 East Wells Street, Milwaukee Wisconsin 53202 serves as the independent registered public accounting firm of the Fund.

Distribution of Fund Shares

ALPS Distributors, Inc. (the "Distributor"), 1290 Broadway, Suite 1100, Denver, Colorado 80203 acts as principal underwriter and distributor of the shares of the Fund.

Under the Distribution Agreement approved by the Board of Trustees (including a majority of those Trustees who are not interested persons of the Advisor or of the Distributor), the Distributor may solicit orders for the sales of shares of the Fund and has agreed to undertake such advertising and promotion as it believes is reasonable in connection with such solicitation. The Distributor engages in activities in which it in good faith deems reasonable, which are primarily intended to result in the sale of shares of the Fund, including without limitation, advertising, compensation of securities dealers, sales personnel and others for distribution and related services, the printing and mailing of prospectuses to persons other than current shareholders, and the printing and mailing of sales literature.

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The Distribution Agreement has initial term of two years, and will continue automatically for successive one-year terms, provided that such continuance is approved at least annually (i) by the vote of the members of the Board of Trustees who are not interested persons of the Fund or the Distributor, cast in person at a meeting for the purpose of voting on such approval, and (ii) by the vote of either the majority of the Board of Trustees or a majority of the outstanding voting securities of the Fund. Notwithstanding the above, the Distribution Agreement may be terminated without penalty on not less than 60 days' prior written notice by either party and will automatically terminate in the event of its assignment.

Distribution Expenses

Rule 12b-1 Plan. The Fund has adopted a distribution plan (the "Rule 12b-1 Plan") which, among other things, requires the Fund to pay the Distributor a monthly amount of up to 0.25% of its average daily net assets computed on an annual basis (the "Rule 12b-1 Fee").

All or a portion of the Rule 12b-1 Fee may be paid, pursuant to contractual commitments, to brokers, dealers, banks, and others who provide various services to its customers who hold Fund shares. Among others, these services may include: (1) establishing, maintaining and processing changes in shareholder accounts; (2) answering shareholder inquiries; (3) distributing prospectuses, reports, advertising and sales literature; and (4) preparing account statements and confirmations. Because the Rule 12b-1 Fee is paid out of the Fund's assets on an ongoing basis, fees paid under the Rule 12b-1 Plan will increase the cost of your investment and may cost you more over time than paying other types of sales charges imposed by some mutual funds.

The Rule 12b-1 Plan compensates the Distributor for distributing and servicing the Fund's shares. Covered distribution expenses include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications, and other sales or promotional expenses, including compensation paid to any securities dealer (including the Distributor), financial institution or other person who renders assistance in distributing or promoting the sale of Fund shares, provides shareholder services to the Fund or has incurred any of the aforementioned expenses on behalf of the Fund pursuant to either a dealer agreement or other authorized arrangement. Covered servicing expenses include, but are not limited to, costs associated with relationship management, retirement plan enrollment meetings, investment and educational meetings, conferences and seminars, and the cost of collateral materials for such events. The Fund is obligated to pay fees under the Rule 12b-1 Plan only to the extent of expenses actually incurred by the Distributor for the current year, and thus there will be no carry-over of expenses from previous years.

The Fund's Rule 12b-1 Plan also authorizes the Fund to pay covered distribution and servicing expenses directly rather than through the Distributor, subject to the requirement that the aggregate amounts paid directly and to the Distributor do not exceed 0.25% per annum of the average daily net assets of the Fund. The Fund's direct payment of covered distribution and servicing expenses is made with the Distributor's knowledge primarily for administrative convenience.

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Under the Rule 12b-1 Plan, the Distributor provides the Board of Trustees for their review promptly after the end of each quarter a written report on disbursements under the Rule 12b-1 Plan and the purposes for which such payments were made, plus a summary of the expenses incurred by the Distributor under the Rule 12b-1 Plan. In approving the Rule 12b-1 Plan in accordance with the requirements of Rule 12b-1, the Board of Trustees considered various factors, including the amount of the Rule 12b-1 Fee. The Board of Trustees determined that there is a reasonable likelihood that the Rule 12b-1 Plan will benefit the Fund and its shareholders.

The Rule 12b-1 Plan continues in effect from year to year only so long as such continuance is specifically approved at least annually by the vote of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Distributor, cast in person at a meeting called for such purpose.

The Rule 12b-1 Plan may be terminated with respect to the Fund, without penalty, by a vote of a majority of the Trustees who are not interested persons of the Trust, or by a vote of a majority of the outstanding voting securities of the Fund. Any change in the Rule 12b-1 Plan that would materially increase the distribution cost to the Fund requires shareholder approval; otherwise, it may be amended by the Trustees, including a majority of the Trustees who are not interested persons, by a vote cast in person at a meeting called for the purpose of voting upon such amendment. So long as the Rule 12b-1 Plan is in effect, the selection or nomination of the Trustees who are not interested persons is committed to the discretion of such Trustees.

Other Shareholder Support Services
The Fund has also entered into shareholder support services agreements with certain broker-dealers and other fiduciaries ("Financial Intermediaries") whereby the Financial Intermediary provides certain services to individual shareholders that hold shares of the Fund through an omnibus account or similar arrangement with the Financial Intermediary. Such shareholder support services may include, but are not limited to: (i) maintaining shareholder accounts; (ii) providing information periodically to shareholders showing their ownership in the Fund; (iii) processing purchase, exchange and redemption requests from shareholders and placing such orders with the Fund or its service providers; (iv) responding to shareholder inquiries; (v) forwarding documents and other communications from the Fund (such as proxies, shareholder reports, annual and semi-annual financial statements and distribution and tax notices) to shareholders; (vi) assisting shareholders in changing distribution options, account designations, and addresses; (vii) providing subaccounting and tax reporting services; (viii) processing distribution and other payments from the Fund on behalf of the shareholders; and (ix) providing such other similar services as the Fund may reasonably request or to which the parties may agree. In consideration for such services, a Financial Intermediary is compensated by the Fund at an annual rate based upon the average daily net asset value of the applicable class of shares of the Fund.

Portfolio Transactions and Brokerage
The Advisor is responsible for the Fund's portfolio decisions and the placing of portfolio transactions, subject to the Fund's specific investment restrictions and requirements.

Purchases and sales for all portfolios managed by the Advisor for its clients, including the Fund's portfolio, are allocated on a basis which is deemed to be fair and appropriate based on the characteristics and needs of the portfolios. The Advisor may, when appropriate, aggregate purchases or sales of securities and allocate such trades among two or more portfolios. By so doing, the Advisor anticipates that it may be able to decrease brokerage and transaction costs to its clients through volume discounts, reduction of brokerage commissions through negotiations not available to purchasers or sellers of smaller volumes of securities, and/or by obtaining the best pricing possible for such trades. In general, investment opportunities are allocated pro rata among clients that have comparable investment objectives and positions where sufficient quantities or trading volumes of a security make such allocation practicable. However, because many of the securities owned by the Advisor's clients have a limited trading market, it may not be possible to purchase or sell a sufficient quantity of securities of a particular issuer at a particular time to allocate pro rata among all clients that have comparable investment objectives and positions. Blocks of such securities, when available, may require immediate purchase decisions by the Advisor prior to allocation of the order among clients.

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In order to seek the fair treatment of all clients, while recognizing the inherent need for flexibility, especially in the micro cap and small cap markets and the markets for certain fixed income securities, it is the Advisor's policy to allocate investment opportunities, purchases and sales among clients on a basis that considers the characteristics and needs of the clients, including their respective investment objectives, current securities positions, cash available for investment or cash needs, and similar factors based on the Portfolio Manager's best judgment under the circumstances.

In general, investment opportunities are allocated on a random or pro rata basis, with cash the major consideration, among clients that have comparable investment objectives and positions where sufficient quantities or trading volumes of a security exist. However, because many of the securities owned by the Advisor's clients have a limited trading market, it may not be possible to purchase or sell a sufficient quantity of securities of a particular issuer at a particular time to allocate among all clients that have comparable investment objectives and positions. In other instances, because of the nature of the markets for securities with lower volume, it may take a significant period of time to accumulate or dispose of a position in such securities at a price deemed acceptable by the Advisor. In such cases, the price of the security may fluctuate over time and it may be desirable to allocate trades to a particular client or group of clients in order to accumulate or dispose of a position of reasonable size in relation to the size of the account with as little disruption of the market as possible. There also may be situations where an investment opportunity, in particular a new idea, is only allocated to those accounts that the portfolio manager reasonably believes have sufficient size and diversification.

The Advisor may, when appropriate, aggregate purchases or sales of securities and allocate such trades among two or more clients. By so doing, the Advisor reasonably believes that over time it may be able to decrease brokerage and transaction costs to its clients through volume discounts, reduce brokerage commissions through negotiations not available to purchasers or sellers of smaller volumes of securities, and/or obtain better pricing than is possible for smaller trades. In general, an aggregated purchase or sale order that is only partially filled will be allocated on either a pro rata or random basis among the clients participating in the order.

Generally, clients participating in aggregated trades will receive the same average execution price on any given aggregated order on a given business day and transaction costs will be shared pro rata based on each client's participation in the transaction unless the client has designated a specific broker and negotiated a separate commission rate with that broker.

From time to time, the Advisor may take advantage of opportunities to invest in initial public offerings of equity securities ("IPOs") as they arise. In general, an account may participate in an IPO allocation if the portfolio manager believes that, to the extent permitted by applicable law, and based on factors including the account's investment objectives, risk profile, asset composition and cash levels, the IPO is an appropriate investment. Accordingly, it is unlikely that any particular account will participate in every IPO allocation and certain accounts may never participate in IPO allocations. IPOs will generally be allocated on a random basis to all participating accounts in a manner that the Advisor reasonably believes will lead to a fair and equitable distribution of IPOs over time.

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The Advisor may select, and establish securities accounts and process transactions through one or more securities brokerage firms. It selects brokers and dealers to execute transactions for the purchase or sale of portfolio securities based upon a judgment of their professional capability to provide the service, and in a manner deemed fair and reasonable to clients. The primary consideration in selecting broker-dealers is prompt and efficient execution of orders in an effective manner at the most favorable price, but a number of other judgmental factors may enter into the decision. These factors may include, for example: knowledge of negotiated commission rates and transaction costs; the nature of the security being purchased or sold; the size of the transaction; historical and anticipated trading volume in the security and security price volatility; and broker and dealer operational capabilities and financial conditions. Among the brokers that may be used are electronic communication networks (ECNs), which are fully disclosed agency brokers that normally limit their activities to electronic execution of securities transactions. While commission rates are a factor in the Advisor's analysis, they are not the sole determinative factor in selecting brokers and dealers.

The Advisor does not consider the efforts of any broker or dealer in marketing or selling shares of the Fund in its selection of brokers or dealers to execute portfolio transactions for the Fund.

As permitted by the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Advisor engages in the long-standing investment management industry practice of paying higher commissions to brokers and dealers who provide brokerage and research services ("research services") than to brokers and dealers who do not provide such research services, if such higher commissions are deemed reasonable in relation to the value of research services provided. The Advisor uses these research services in its investment decision-making processes. These types of transactions are commonly referred to as "soft dollar transactions."

Three different types of research services are typically acquired through these transactions: (i) proprietary research services offered by the broker or dealer executing a trade; (ii) other research services offered by third parties through the executing broker or dealer; and (iii) proprietary or third party research services obtained through client commission arrangements (as discussed below). Research services that may be obtained by the Advisor through soft dollar transactions include, but are not limited to: economic, industry or company research reports or investment recommendations; subscriptions to financial publications or research data compilations; compilations of securities prices, earnings, dividends and similar data; certain computerized databases; quotation services; research or analytical computer software and services; and services of economic and other consultants concerning markets, industries, securities, economic factors and trends, and portfolio strategy. The Advisor also may generate soft dollars on riskless principal transactions in accordance with applicable regulatory requirements.

Research services so received enable the Advisor to supplement its own research and analysis used in connection with providing advice to its clients as to the value of securities; the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities; the furnishing to clients of analyses and reports; and the effecting of securities transactions and performing functions incidental thereto (such as clearance and settlement) on behalf of clients.

Soft dollar transactions are not effected pursuant to any agreement or understanding with any broker or dealer regarding a specific dollar amount of commissions to be paid to that broker or dealer.

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However, the Advisor does in some instances request a particular broker or dealer to provide a specific research service, which may be proprietary to that firm or produced by a third party and made available by that firm. In such instances, the broker or dealer, in agreeing to provide the research service, frequently will indicate to the Advisor a specific or minimum amount of commissions which it expects to receive by reason of its provision of the particular research service. Although the Advisor does not agree to direct a specific or minimum commission amount to a firm in that circumstance, it does maintain an internal procedure to identify those brokers who provide it with research services and the value of such research services, and endeavors to direct sufficient commissions (including commissions on transactions in fixed income securities effected on an agency basis, dealer selling concessions on new issues of securities and certain riskless principal transactions) to ensure the continued receipt of research services it feels are useful in managing client accounts.

In a few instances, the Advisor receives from brokers, products or services that are used both for investment research and for administrative, marketing, or other non-research or brokerage purposes. The Advisor has a policy of not allocating brokerage business in return for products or services other than brokerage or research services in accordance with the provisions of Section 28(e) of the Exchange Act. In such instances, it makes a good faith effort to determine the relative proportion of its use of such product or service which is for investment research or brokerage, and that portion of the cost of obtaining such product or service may be defrayed through brokerage commissions generated by client transactions, while the remaining portion of the costs of obtaining the product or service is paid by it in cash. In making such allocations, the Advisor has a conflict of interest and has established reasonable procedures designed to address such conflicts.

Research or brokerage products or services provided by brokers may be used by the Advisor in servicing any or all of its clients, and such research products or services may not necessarily be used by it in connection with client accounts which paid commissions to the brokers providing such product or service. In recognition of these factors, clients may pay higher commissions to brokers than might be charged if a different broker had been selected, if, in the Advisor's opinion, this policy furthers the objective of obtaining best price and execution. In addition, the Advisor does not modify or reduce its fees based on the amount of brokerage or research services it receives from soft dollar transactions.

The Advisor may obtain proprietary and third party research through client commission arrangements. In a client commission arrangement, the Advisor agrees with a broker effecting trades for the Advisor's client accounts that a portion of the commissions paid by the accounts will be credited to purchase research services either from the executing broker or another broker, as directed from time to time by the Advisor. The client commission arrangements, as well as the research provided in connection with such arrangements, are intended to comply with Section 28(e) of the Exchange Act, and the SEC's interpretative guidance relating thereto. Participating in client commission arrangements enables the Advisor to consolidate payments for research services through one or more channels using accumulated client commissions. Such arrangements also help to facilitate the Advisor's receipt of research services and ability to provide best execution in the trading process. The Advisor also believes such research services are useful in its investment decision-making process by, among other things, providing access to resources that might not be available to the Advisor absent such arrangements.

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Pursuant to Section 17(e) of the 1940 Act and Rule 17e-1 thereunder, the Fund may engage an affiliated person (or an affiliated person of an affiliated person) to act as a broker in connection with purchases or sales of portfolio securities by the Fund, provided that the commission, fee or other remuneration paid to such broker, from any source, does not exceed (a) the usual and customary broker's commission if the transaction is effected on a securities exchange, (b) 2% of the sales price if the transaction is effected in connection with a secondary distribution of such securities, or (c) 1% of the purchase or sale price of such securities if the transaction is otherwise effected. A commission, fee or other remuneration will not be deemed to exceed the "usual and customary" broker's commission if the commission, fee or other remuneration is reasonable and fair compared to the commission, fee or other remuneration paid to other brokers in connection with comparable transactions involving similar securities being purchased or sold on a securities exchange during a comparable period of time. This standard does not allow the affiliated broker to receive more than the remuneration which would be expected to be received by an unaffiliated broker in a commensurate arm's-length transaction. Furthermore, the Board of Trustees, including a majority of the Trustees who are not interested persons, has adopted procedures which are reasonably designed to provide that any commission, fee or other remuneration paid to an affiliated broker is consistent with the foregoing standard, and determines at least quarterly that all transactions with affiliated brokers were effected in accordance with such procedures.

Pursuant to a plan adopted by the Board of Trustees under, and subject to the provisions of Rule 10f-3 under the 1940 Act, the Fund may purchase securities during the existence of an underwriting or selling syndicate, when a principal underwriter is an affiliate of the Fund. The plan and Rule 10f-3 limit the securities that may be so purchased, the time and manner of purchase, the underwriting discounts and amount of purchase, and require a review by the Board of Trustees of any such transactions at least quarterly.

Portfolio Turnover

Although the Fund generally will not invest for short-term trading purposes, portfolio securities may be sold without regard to the length of time they have been held when, in the opinion of the Advisor, investment considerations warrant such action. Portfolio turnover rate is calculated by dividing (1) the lesser of purchases or sales of portfolio securities for the fiscal year by (2) the monthly average of the value of portfolio securities owned during the fiscal year. A 100% turnover rate would occur if all the securities in the Fund's portfolio, with the exception of securities whose maturities at the time of acquisition were one year or less, were sold and either repurchased or replaced within one year. A high rate of portfolio turnover (100% or more) generally leads to above-average transaction costs and could generate capital gains that must be distributed to shareholders as short-term capital gains taxed at ordinary income rates (currently at a maximum rate of 35%, but scheduled to increase to 39.6% in 2011). To the extent that the Fund experiences an increase in brokerage commissions due to a higher portfolio turnover rate, the performance of the Fund could be negatively impacted by the increased expenses incurred by the Fund and may result in a greater number of taxable transactions. Portfolio turnover rates will vary year to year as well as within a year.

Code of Ethics

The Fund, the Advisor and the Distributor have each adopted Codes of Ethics under Rule 17j-1 of the 1940 Act which are designed to prevent advisory personnel and other access persons from engaging in any fraudulent or unlawful personal trading activities, such as insider trading. These Codes permit, subject to certain conditions, personnel of the Advisor and Distributor to invest in securities that may be purchased or held by the Fund.

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Proxy Voting Procedures

The Board of Trustees has adopted proxy voting policies and procedures ("Proxy Policies") wherein the Trust has delegated to the Advisor the responsibility for voting proxies relating to portfolio securities held by the Fund as part of its investment advisory services, subject to the supervision and oversight of the Board. The Proxy Voting Policies of the Advisor are attached as Appendix B. Notwithstanding this delegation of responsibilities, however, the Fund retains the right to vote proxies relating to its portfolio securities. The fundamental purpose of the Proxy Policies is to ensure that each vote will be in a manner that reflects the best interest of the Fund and its shareholders, taking into account the value of the Fund's investments.

The actual voting records relating to portfolio securities during the most recent 12-month period ended June 30th will be available without charge, upon request, by calling toll-free, (800) SEC-0330 or by accessing the SEC's website at www.sec.gov, or by calling toll-free 1-877-484-6838 or by accessing the Fund's website at www.heartlandinternationalfund.com.

Anti-Money Laundering Compliance Program

The Trust has established an Anti-Money Laundering Compliance Program (the "Program") as required by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act"). To ensure compliance with this law, the Trust's Program provides for the development of internal practices, procedures and controls, designation of anti-money laundering compliance officers, an ongoing training program and an independent audit function to determine the effectiveness of the Program. Ms. Kristin M. Cuene has been designated as the Trust's Anti-Money Laundering Compliance Officer.

Procedures to implement the Program include, but are not limited to: determining that the Distributor and the Transfer Agent have established proper anti-money laundering procedures; reporting suspicious and/or fraudulent activity; and a complete and thorough review of all new account applications. The Fund will not transact business with any person or entity whose identity cannot be adequately verified under the provisions of the USA PATRIOT Act.

As a result of the Program, the Fund may be required to "freeze" the account of a shareholder if the shareholder appears to be involved in suspicious activity or if certain account information matches information on government lists of known terrorists or other suspicious persons, or the Fund may be required to transfer the account or proceeds of the account to a governmental agency.

Portfolio Holdings Information

The Trust on behalf of the Fund has adopted policies and procedures with respect to the disclosure of information regarding portfolio holdings of the Fund (the "Disclosure Policy"). The Board of Trustees reviews the Disclosure Policy at least annually and oversees implementation of the Disclosure Policy by the Advisor's Chief Compliance Officer.

The Fund and the Advisor recognize that information about the Fund's portfolio holdings is an asset of the Fund and may constitute material, non-public information and that, without appropriate safeguards, selective disclosure of such information may run afoul of the anti-fraud provisions of the federal securities laws. In general, the Disclosure Policy is intended to prohibit the disclosure of the Fund's portfolio holdings information except under limited circumstances as described below. In addition to broad dissemination of the Fund's portfolio holdings (either through required filings with the SEC or website postings), the Disclosure Policy permits selective disclosure of such information in limited circumstances when it is legally required or determined to be in the best interests of shareholders of the Fund and other legitimate business reasons to do so and the recipients of such information are subject to a duty of confidentiality, including a duty not to trade on the basis of such information. Disclosure of portfolio holdings information, other than under the circumstances described below, requires the authorization of the Advisor' Chief Compliance Officer, subject to approval or ratification by the Board of Trustees. Conflicts of interest between the interests of the Fund's shareholders, on the one hand, and those of the Advisor or any other affiliated person of the Fund, on the other hand, with respect to the disclosures of the Fund's portfolio holdings information are resolved by the Fund's Chief Compliance Officer or the Advisor's Chief Compliance Officer who may consult with the Independent Trustees of the Trust and/or legal counsel, and then report to the Board at its next regularly scheduled meeting.

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Disclosure to Service Providers. The Fund may disclose information relating to the Fund's portfolio holdings to various service providers in connection with the day-to-day operations and management of the Fund. Such disclosures are essential to the ability of such services providers to carry out their responsibilities to the Fund. Each service provider is contractually and/or ethically prohibited from further disclosing portfolio holdings information to other unaffiliated third parties, unless specifically authorized by the Advisor's Chief Compliance Officer, and from trading on the basis of such information. The frequency of disclosure to these service providers may vary, depending on the needs of these service providers for such information to function effectively. Portfolio holdings disclosure to the Advisor, Custodian, Transfer Agent and Fund Accountant is generally on a daily basis, with no lag. These service providers include:

- Heartland Advisors, Inc. - the Fund's investment adviser (daily disclosure of portfolio holdings);

- Brown Brothers Harriman & Co. - the custodian of the Fund's securities and other assets (daily disclosure of portfolio holdings);

- U.S. Bancorp Fund Services, LLC - the Fund's administrator, transfer agent and fund accountant (daily disclosure of portfolio holdings);

- ALPS Distributors, Inc. - the principal underwriter and distributor of shares of the Fund (disclosure of portfolio holdings generally on a quarterly basis and otherwise from time to time as needed);

- Deloitte & Touche LLP - an independent registered public accounting firm engaged to provide audit, audit-related and tax services to the Fund (portfolio holdings are disclosed to this firm on a semi-annual basis in connection with the preparation of annual and semi-annual reports to shareholders, and otherwise from time to time as needed);

- Godfrey & Kahn S.C. - legal counsel to the Fund (portfolio holdings are disclosed to this firm on a quarterly basis in connection with the preparation of regulatory filings and otherwise from time to time as needed);

- Glass Lewis & Co. - a proxy voting service used by the Fund (portfolio holdings are disclosed to this service provider as frequently as needed to enable it to vote proxies with respect of such holdings);

- FactSet Research Systems, Inc. - systems vendor (portfolio holdings are disclosed daily to this firm, without any lag, so that it can provide reports, information and research on such holdings for the benefit of the Advisor); and

- Print/mail houses - parties that facilitate the printing and delivery of the Fund's regulatory filings, prospectuses and shareholder communications (portfolio holdings are disclosed to them to the extent reflected in documents they are asked to print or mail about a week or so before they are delivered to shareholders).

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Disclosure Required by Law. The Fund will publicly disclose all holdings in its semi-annual and annual reports to shareholders, as well as in Form N-Q, which is filed with the SEC within 60 days after the end of the Fund's first and third fiscal quarters. The Fund will post these regulatory filings on its website at www.heartlandinternationalfund.com, and the filings are also available on the SEC's website at www.sec.gov. In addition, the Fund's portfolio holdings will be disclosed (1) in response to requests or inquiries from governmental and regulatory agencies, (2) in applicable regulatory filings, such as Schedule 13G and Form 13F reports, (3) in compliance with a valid subpoena or court order, and (4) in connection with class action and other litigation involving a particular holding to which the Fund may be a party.

Disclosure to Broker/Dealers. The Trading and/or Research Departments of the Advisor may periodically furnish lists of portfolio holdings to various broker/dealers to facilitate efficient trading in portfolio securities for the Fund and to receive relevant research. These lists will not identify individual or aggregate positions, or identify particular clients, including the Fund. In connection with fulfilling their duties to the Fund, personnel of the Advisor determine the frequency of disclosure to broker/dealers for trading and research. Such disclosure varies and may be as frequent as daily, and with no delay. These broker/dealers are prohibited from trading personally on the basis of such information.

Disclosure of Individual Holdings. Portfolio managers, research analysts, and other spokespersons of the Advisor may disclose or confirm, on a periodic basis, the ownership of any individual portfolio holding in materials prepared for Fund shareholders (e.g., manager commentary), media interviews, due diligence meetings with clients or prospective clients, consultants, and ranking and rating organizations. In making any such disclosure, personnel of the Advisor are subject to a Business Conduct Rules and Code of Ethics, which include a duty to act in the best interests of clients, including the Fund, and to protect material nonpublic information of the Fund. In addition, the Fund's complete portfolio holdings are currently disclosed on a periodic basis to the following recipients as part of ongoing arrangements that serve legitimate business purposes and are in the best interests of the Fund and its shareholders: Lipper, Inc.; Morningstar, Inc.; Investment Company Institute (ICI); Callan Associates; and Mercer Investment Consulting. These organizations generally receive monthly portfolio holdings information within 10 business days following month-end. These organizations have a duty of confidentiality with respect to such portfolio holdings information, including a duty not to trade on the basis of such information. These organizations provide ratings and ranking information and other data regarding the Fund and the Advisor for use by investors and investment consultants.

Disclosure of Aggregate Holdings. Aggregate portfolio characteristics may be made available without a delay. Examples of aggregate portfolio characteristics include (1) the allocation of the Fund's holdings among various asset classes, sectors, or industries, (2) the attribution of the Fund's returns by asset class, sector or industry, and (3) the volatility characteristics of the Fund. Such disclosure has been determined not to constitute material, non-public information, the disclosure of which is not harmful to the shareholders of the Fund.

The Disclosure Policy may not be waived, or exceptions made, without the consent of the Advisor's Chief Compliance Officer. In determining whether to grant a waiver or make an exception, the Chief Compliance Officer will consider any potential conflicts of interest, taking into consideration all relevant facts and circumstances, including, but not limited to, the frequency and extent of the disclosure, and the intended use of the information disclosed. Before granting such a waiver or exception, the Chief Compliance Officer must determine that disclosure of portfolio holdings information serves a legitimate business purpose, is in the best interests of the Fund and its shareholders, and that the recipient is subject to a duty of confidentiality, including an obligation to not trade on such information. All waivers or exceptions will be disclosed to the Board of Trustees for its approval or ratification at its next regularly scheduled quarterly meeting.

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In addition, the Advisor has adopted policies and procedures to limit communications with the public about its clients' portfolio holdings, including the Fund. These policies and procedures, which apply to all personnel of the Advisor, (1) require coordination of media inquiries; (2) prohibit discussions of non-public information, including the unauthorized disclosure of portfolio holdings in any private account and the disclosure of securities on a restricted list or acquired in private placements and other private transactions or that represent significant positions in a particular issuer; and (3) prohibit public statements that are inconsistent with the Advisor's investment outlook, that constitute investment recommendations, or that may have the effect of "conditioning the market," such as positive statements about a security intended to be sold or negative comments about a security intended to be purchased.

Neither the Fund nor the Advisor (including any affiliates thereof) may receive compensation or other consideration in connection with the disclosure of the Fund's portfolio holdings information.

Determination of Net Asset Value

The NAV of the Fund's shares will fluctuate and is determined as of the close of trading on the New York Stock Exchange (the "NYSE") (generally 4:00 p.m., Eastern time) each business day. The NYSE annually announces the days on which it will not be open for trading. The most recent announcement indicates that it will not be open on the following days: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. However, the NYSE may close on days not included in that announcement.

The NAV per share is computed by dividing the value of the securities held by the Fund plus any cash or other assets (including interest and dividends accrued but not yet received) minus all liabilities (including accrued expenses) by the total number of shares in the Fund outstanding at such time.

$$\frac{\text{Net Assets}}{\text{Shares Outstanding}} = \text{Net Asset Value Per Share}$$

Generally, the Fund's investments are valued at market value utilizing pricing procedures approved by the Board of Trustees or, in the absence of a market value, at fair value as determined in good faith by the Advisor and the Valuation Committee pursuant to procedures approved by or under the direction of the Board of Trustees. Equity securities that are traded on national securities or foreign exchanges, or on over-the-counter markets, including futures contracts and options, shall be valued at the closing price on the principal exchange or market as of the close of regular trading hours on the day the securities are being valued. If there were no sales of a particular security on such security's principal exchange or market on the day that such security is being valued, such security shall be valued at the latest sales price on the Composite Market (defined below) for the day such security is being valued. If there were no sales of a particular security on such security's principal exchange or market or the Composite Market on the day that such security is being valued, such security shall be valued at the mean between the bid and asked prices on such day, as reported on such security's principal exchange or market as of the close of regular trading hours on the day such security is being valued. "Composite Market" means a consolidation of the trade information provided by national securities and foreign exchanges and over-the-counter markets as published by the Fund's primary pricing service. When market quotations are not readily available, a security or other asset is valued at its fair value as determined under fair value pricing procedures approved by the Board of Trustees. The Advisor anticipates that the Fund's portfolio holdings will be fair valued only if market quotations for those holdings are considered unreliable.

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The Valuation Committee may also make a fair value determination for a security for which market quotations are not readily available pursuant to the Fund's pricing policies and procedures if the Valuation Committee reasonably determines that a significant event, which materially affects the value of the security, occurred after the time at which the market price for the security is determined, but prior to the time at which the Fund's net asset value is calculated. The Board reviews all of the Valuation Committee's fair value determinations.

Fair valuation of a particular security is an inherently subjective process, with no single standard to utilize when determining a security's fair value. As such, different mutual funds could reasonably arrive at a different fair value price for the same security. In each case where a security is fair valued, consideration is given to the facts and circumstances relevant to the particular situation. This consideration includes reviewing various factors set forth in the pricing procedures adopted by the Board of Trustees and other factors as warranted. In making a fair value determination, factors that may be considered, among others, include: the type and structure of the security; unusual events or circumstances relating to the security's issuer; general market conditions; prior day's valuation; fundamental analytical data; size of the holding; cost of the security on the date of purchase; nature and duration of any restriction on disposition; trading activities and prices of similar securities or financial instruments.

Debt Securities. Debt securities are valued at fair value as furnished by an independent pricing service approved by the Board of Trustees that uses various valuation methodologies such as matrix pricing and other analytical pricing models as well as market transactions and dealer quotations. Debt securities with maturities of 60 days or less may be valued at acquisition cost, plus or minus any amortized discount or premium. Because the Advisor believes that there currently is no uniform methodology for valuing foreign debt, such securities must be valued pursuant to the fair value procedures adopted by the Board of Trustees.

Illiquid and Thinly Traded Securities. The lack of a liquid secondary market for certain securities may make it more difficult for the Fund to obtain accurate market quotations for purposes of valuing the Fund's portfolio. If market quotations are not available, these securities will be valued in accordance with procedures established by the Board of Trustees. Judgment may, therefore, play a greater role in valuing these securities. Market quotations are generally available on many lower quality and comparable unrated issues only from a limited number of dealers, and may not necessarily represent firm bids of such dealers or prices for actual sales. During periods of thin trading, the spread between bid and asked prices is likely to increase significantly. In addition, adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of lower quality and comparable unrated securities, especially in a thinly traded market.

Foreign Investments. In the event that (i) a foreign investment held by the Fund is traded in both a local and foreign form, (ii) each such form may be converted or exchanged for the other, and (iii) the Advisor reasonably determines that the rights and privileges of holders of either form are comparable for valuation purposes, then the Advisor may value the Fund's investment based on the form for which current market quotes are most readily available even if such form is not the form of investment held by the Fund. If the Advisor has reason to believe that circumstances exist which could reasonably be expected to have a material impact on the valuation of one form over the other, such as limitations on the ability to convert or exchange between forms, limitations on foreign ownership of securities or currency regulations, the Advisor shall value the particular investment based on market quotations or a fair value determination with respect to the same form as that held by the Fund.

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Foreign securities are valued on a basis of quotations from the primary market in which they are traded, and are translated from the local currency into U.S. dollars using exchange rates as of the close of the NYSE. On any business day of the Fund on which the principal exchange on which a foreign security is traded is closed (for example, a local holiday), but trading occurs in the U.S. on either a national exchange or over-the-counter as reported by the exchange or through Nasdaq, respectively, then the last sales price from such source shall be used. If no sales price is available from such source, then the prior day's valuation of the security may be used.

Occasionally, events affecting the value of foreign investments between the time at which those items are determined and the close of trading on the NYSE. Such events would not normally be reflected in a calculation of the Fund's net asset values on that day. If events that materially affect the value of the Fund's foreign investments or the foreign currency exchange rates occur during such period, the investments will be valued at their fair value as determined in good faith in accordance with pricing policies and procedures adopted by the Board of Trustees.

Purchase and Redemption of Fund Shares

Purchase of Shares
Shares of the Fund are sold in a continuous offering and may be purchased on any business day through authorized intermediaries, as described in the Prospectus, or directly from the Fund. The Fund may authorize one or more brokers to accept purchase orders on a shareholder's behalf. Brokers are authorized to designate intermediaries to accept orders on the Fund's behalf. An order is deemed to be received when an authorized broker or agent accepts the order.

Orders received by dealers other than authorized brokers or agents by the close of trading on the NYSE (generally 4:00 p.m., Eastern time) on a business day that are transmitted to the Fund on that day will be effected at the NAV per share determined as of the close of trading on the NYSE on that day. Otherwise, the orders will be processed at the next determined NAV. It is the dealer's responsibility to transmit orders so that they will be received by the Fund before the close of the NYSE.

Purchase Requests Must be Received in Good Order
Your share price will be based on the next NAV per share calculated after the Transfer Agent or your Authorized Intermediary receives your purchase request in good order. "Good order" means that your purchase request includes:

- the name of the Fund;
- the dollar amount of shares to be purchased;
- your complete account application or investment stub; and
- a check payable to "Heartland International Small Cap Fund"

All purchase requests received in good order before the close of the NYSE (generally 4:00 p.m., Eastern time) will be processed on that same day. Purchase requests received after the close of the NYSE (generally 4:00 p.m., Eastern time) will receive the next business day's NAV per share.

Shares of the Fund have not been registered for sale outside of the United States. The Fund generally does not sell shares to investors residing outside the United States, even if they are United States citizens or lawful permanent residents, except to investors with United States military APO or FPO addresses.

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Redemption of Shares

To redeem shares, shareholders may send a written request in "good order" to:

Regular Mail	**Overnight or Express Mail**
Heartland International Small Cap Fund	Heartland International Small Cap Fund
c/o U.S. Bancorp Fund Services, LLC	c/o U.S. Bancorp Fund Services, LLC
P.O. Box 701	615 East Michigan Street, 3rd Floor
Milwaukee, WI 53201-0701	Milwaukee, WI 53202

A redemption request will be deemed in "good order" if it includes:

· the shareholder's name;
· the name of the Fund;
· the account number;
· the share or dollar amount to be redeemed; and
· signatures by all shareholders on the account (with signature(s) guaranteed if applicable).

Redemption proceeds will be sent to the address of record. Signature guarantees can be obtained from banks and securities dealers, but not from a notary public. The Fund will not be responsible for interest lost on redemption amounts due to lost or misdirected mail.

A signature guarantee of each owner is required in the following situations:

· if ownership is changed on your account;
· when redemption proceeds are payable or sent to any person, address or bank account not on record;
· if a change of address request was received by the Transfer Agent within the last 15 days; and
· for all redemptions in excess of $50,000 from any shareholder account for all written redemptions.

The Fund does not accept signatures authenticated by a notary public.

The Fund and its Transfer Agent have adopted standards for accepting signature guarantees from the banks and securities dealers. The Fund may elect in the future to limit eligible signature guarantors to institutions that are members of a signature guarantee program. The Fund and the Transfer Agent reserve the right to amend these standards at any time without notice.

Redemption-in-Kind

The Fund does not intend to redeem shares in any form except cash. The Trust, however, has filed a notice of election under Rule 18f-1 of the 1940 Act that allows the Fund to redeem in-kind redemption requests of a certain amount. Specifically, if the amount you are redeeming during any 90-day period is in excess of the lesser of $250,000 or 1% of the net assets of the applicable share class of the Fund, valued at the beginning of such period, the Fund has the right to redeem your shares by giving you the amount that exceeds $250,000 or 1% of the net assets of the share class of the Fund in securities instead of cash. If the Fund pays your redemption proceeds by a distribution of securities, you could incur brokerage or other charges in converting the securities to cash, and will bear any market risks associated with such securities until they are converted into cash.

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Tax Matters

Each series of the Trust is treated as a separate entity for federal income tax purposes. The Fund, as a series of the Trust, intends to qualify and elects to be treated as a regulated investment company under Subchapter M of the Code, provided it complies with all applicable requirements regarding the source of its income, diversification of its assets and timing and amount of distributions. If the Fund does not qualify as a regulated investment company, it would be taxed as a corporation and, in such case, it would be more beneficial for a shareholder to directly own the Fund's underlying investments rather than indirectly owning the underlying investments through the Fund.

The Fund's policy is to distribute to its shareholders all of its net investment company taxable income and any net realized long-term capital gains for each fiscal year in a manner that complies with the distribution requirements of the Code, so that the Fund will not be subject to any federal income or excise taxes based on net income. If the Fund fails to distribute (or be deemed to have distributed) by December 31 of each calendar year (i) at least 98% of its ordinary income for such year, (ii) at least 98% of the excess of its realized capital gains over its realized capital losses for the 12-month period ending on October 31 during such year (reduced by any net ordinary losses, but not below the Fund's net capital gain for that period) and (iii) any amounts from the prior calendar year that were not distributed and on which the Fund paid no federal income tax, the Fund will be subject to a 4% excise tax. However, the Fund can give no assurances that its anticipated distributions will be sufficient to eliminate all taxes.

Net investment company taxable income generally consists of interest, dividends, and net short-term capital gains, less expenses. Net realized capital gains for a fiscal period are computed by taking into account any capital loss carryforward of the Fund.

Distributions of net investment income are taxable to shareholders as ordinary income. For individual shareholders, a portion of the distributions paid by the Fund may consist of "qualified dividends" eligible for taxation at the rate applicable to long-term capital gains to the extent the Fund designates the amount distributed as a "qualified dividend" and the shareholder meets certain holding period requirements with respect to his or her Fund shares. The current federal tax provisions applicable to "qualified dividends" are scheduled to expire for tax years beginning after December 31, 2010. In the case of corporate shareholders, a portion of the distributions may qualify for the intercorporate dividends-received deduction to the extent the Fund designates the amount distributed as eligible for deduction and the shareholder meets certain holding period requirements with respect to its Fund shares. The aggregate amount so designated to either individuals or corporate shareholders cannot, however, exceed the aggregate amount of such dividends received by the Fund for its taxable year. In view of the Fund's investment policies, it is expected that part of the distributions by the Fund may be eligible for the "qualified dividend" income treatment for individual shareholders (while the "qualified dividend" provisions are still in effect) and the dividends-received deduction for corporate shareholders.

Any long-term capital gain distributions are taxable to shareholders as long-term capital gains regardless of the length of time Fund shares have been held. Net capital gains distributions are not eligible for the "qualified dividend" income treatment or the dividends-received deduction referred to in the previous paragraph.

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Distributions of any net investment company taxable income and net long-term realized capital gains will be taxable as described above, whether received in shares or in cash. Shareholders who choose to receive distributions in the form of additional shares will have a cost basis for federal income tax purposes in each share so received equal to the NAV of a share on the reinvestment date. Distributions are generally taxable when received. However, distributions declared in October, November or December to shareholders of record on a date in such a month and paid the following January are taxable as if received on December 31. Distributions are generally includable in alternative minimum taxable income in computing a shareholder's liability for the alternative minimum tax.

A redemption of Fund shares may result in recognition of a taxable gain or loss. Any loss realized upon a redemption of shares within six months from the date of their purchase will be treated as a long-term capital loss to the extent of any amounts treated as distributions of long-term capital gains received on those shares. In determining the holding period of such shares for this purpose, any period during which your risk of loss is offset by means of options, short sales or similar transactions is not counted. Any loss realized upon a redemption may be disallowed under certain wash sale rules to the extent shares of the Fund are purchased (through reinvestment of distributions or otherwise) within 30 days before or after the redemption.

Except in the case of certain exempt shareholders, if a shareholder does not furnish the Fund with its correct Taxpayer Identification Number and certain certifications or the Fund receives notification from the Internal Revenue Service requiring back-up withholding, the Fund is required by federal law to withhold federal income tax from the shareholder's distributions and redemption proceeds currently at a rate of 28% for U.S. residents, but scheduled to increase to 31% in 2011.

Foreign taxpayers (including nonresident aliens) are generally subject to a flat withholding rate, currently 30% on U.S. source income. This withholding rate may be lower under the terms of a tax convention. Certain distributions of short-term capital gains and qualified interest income of the Fund would not be subject to such withholding under proposed legislation, but withholding would currently apply to such distributions.

This discussion and the related discussion in the Prospectus have been prepared by Fund management, and counsel to the Fund has expressed no opinion in respect thereof.

This section is not intended to be a full discussion of federal tax laws and the effect of such laws on you. There may be other federal, state, foreign or local tax considerations to a particular investor. You are urged to consult your own tax adviser.

Distributions

The Fund may receive income in the form of dividends and interest earned on its investments in securities. This income, less the expenses incurred in its operations, is the Fund's net investment income, substantially all of which will be distributed to the Fund's shareholders.

The amount of the Fund's distributions is dependent upon the amount of net investment income received by the Fund from its portfolio holdings and, is not guaranteed and is subject to the discretion of the Board of Trustees. The Fund does not pay "interest" or guarantee any fixed rate of return on an investment in their shares.

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The Fund also may derive capital gains or losses in connection with sales or other dispositions of its portfolio securities. Any net gain the Fund may realize from transactions involving investments held less than the period required for long-term capital gain or loss recognition or otherwise producing short-term capital gains and losses (taking into account any carryover of capital losses from the eight previous taxable years), although a distribution from capital gains, will be distributed to shareholders with and as a part of the distributions of net investment income giving rise to ordinary income. If during any year the Fund realizes a net gain on transactions involving investments held for the period required for long-term capital gain or loss recognition or otherwise producing long-term capital gains and losses, the Fund will have a net long-term capital gain. After deduction of the amount of any net short-term capital loss, the balance (to the extent not offset by any capital losses carried over from the eight previous taxable years) will be distributed and treated as long-term capital gains in the hands of the shareholders regardless of the length of time the Fund's shares may have been held by the shareholders. For more information concerning applicable capital gains tax rates, see your tax adviser.

Any distribution paid by the Fund reduces the Fund's NAV per share on the date paid by the amount of the distribution per share. Accordingly, a distribution paid shortly after a purchase of shares by a shareholder would represent, in substance, a partial return of capital (to the extent it is paid on the shares so purchased), even though it would be subject to income taxes.

Distributions will be made in the form of additional shares of the Fund unless the shareholder has otherwise indicated. Investors have the right to change their elections with respect to the reinvestment of distributions by notifying the Transfer Agent in writing. However, any such change will be effective only as to distributions for which the record date is five or more business days after the Transfer Agent has received the written request.

Financial Statements
As the Fund has recently commenced operations, there are no financial statements available at this time. Shareholders of the Fund will be informed of the Fund's progress through periodic reports when those reports become available. Financial statements certified by the independent registered public accounting firm will be submitted to shareholders at least annually.

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APPENDIX "A" RATINGS DEFINITIONS

Standard & Poor's Issue Credit Rating Definitions

A Standard & Poor's issue credit rating is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion reflects Standard & Poor's view of the obligor's capacity and willingness to meet its financial commitments as they come due, and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default.

Issue credit ratings can be either long term or short term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days—including commercial paper. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.

Short-Term Issue Credit Ratings

A-1
A short-term obligation rated 'A-1' is rated in the highest category by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

A-2
A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

A-3
A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

B
A short-term obligation rated 'B' is regarded as having significant speculative characteristics. Ratings of 'B-1', 'B-2', and 'B-3' may be assigned to indicate finer distinctions within the 'B' category. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B-1
A short-term obligation rated 'B-1' is regarded as having significant speculative characteristics, but the obligor has a relatively stronger capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

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B-2

A short-term obligation rated 'B-2' is regarded as having significant speculative characteristics, and the obligor has an average speculative-grade capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

B-3

A short-term obligation rated 'B-3' is regarded as having significant speculative characteristics, and the obligor has a relatively weaker capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

C

A short-term obligation rated 'C' is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.

D

A short-term obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation, including a regulatory capital instrument, are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

SPUR (Standard & Poor's Underlying Rating)

This is a rating of a stand-alone capacity of an issue to pay debt service on a credit-enhanced debt issue, without giving effect to the enhancement that applies to it. These ratings are published only at the request of the debt issuer/obligor with the designation SPUR to distinguish them from the credit-enhanced rating that applies to the debt issue. Standard & Poor's maintains surveillance of an issue with a published SPUR.

Dual Ratings

Standard & Poor's assigns "dual" ratings to all debt issues that have a put option or demand feature as part of their structure. The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. The long-term rating symbols are used for bonds to denote the long-term maturity and the short-term rating symbols for the put option (for example, 'AAA/A-1+'). With U.S. municipal short-term demand debt, note rating symbols are used with the short-term issue credit rating symbols (for example, 'SP-1+/A-1+').

The ratings and other credit related opinions of Standard & Poor's and its affiliates are statements of opinion as of the date they are expressed and not statements of fact or recommendations to purchase, hold, or sell any securities or make any investment decisions. Standard & Poor's assumes no obligation to update any information following publication. Users of ratings and credit related opinions should not rely on them in making any investment decision. Standard &Poor's opinions and analyses do not address the suitability of any security. Standard & Poor's Financial Services LLC does not act as a fiduciary or an investment advisor. While Standard & Poor's has obtained information from sources it believes to be reliable, Standard & Poor's does not perform an audit and undertakes no duty of due diligence or independent verification of any information it receives. Ratings and credit related opinions may be changed, suspended, or withdrawn at any time.

Active Qualifiers (Currently applied and/or outstanding)

i

This subscript is used for issues in which the credit factors, terms, or both, that determine the likelihood of receipt of payment of interest are different from the credit factors, terms or both that determine the likelihood of receipt of principal on the obligation. The 'i' subscript indicates that the rating addresses the interest portion of the obligation only. The 'i' subscript will always be used in conjunction with the 'p' subscript, which addresses likelihood of receipt of principal. For example, a rated obligation could be assigned ratings of "AAAp NRi" indicating that the principal portion is rated "AAA" and the interest portion of the obligation is not rated.

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L
Ratings qualified with 'L' apply only to amounts invested up to federal deposit insurance limits.

p
This subscript is used for issues in which the credit factors, the terms, or both, that determine the likelihood of receipt of payment of principal are different from the credit factors, terms or both that determine the likelihood of receipt of interest on the obligation. The 'p' subscript indicates that the rating addresses the principal portion of the obligation only. The 'p' subscript will always be used in conjunction with the 'i' subscript, which addresses likelihood of receipt of interest. For example, a rated obligation could be assigned ratings of "AAAp NRi" indicating that the principal portion is rated "AAA" and the interest portion of the obligation is not rated.

pi
Ratings with a 'pi' subscript are based on an analysis of an issuer's published financial information, as well as additional information in the public domain. They do not, however, reflect in-depth meetings with an issuer's management and therefore may be based on less comprehensive information than ratings without a 'pi' subscript. Ratings with a 'pi' subscript are reviewed annually based on a new year's financial statements, but may be reviewed on an interim basis if a major event occurs that may affect the issuer's credit quality.

preliminary

Preliminary ratings, with the 'prelim' qualifier, may be assigned to obligors or obligations, including financial programs, in the circumstances described below. Assignment of a final rating is conditional on the receipt by Standard & Poor's of appropriate documentation. Standard & Poor's reserves the right not to issue a final rating. Moreover, if a final rating is issued, it may differ from the preliminary rating.

- Preliminary ratings may be assigned to obligations, most commonly structured and project finance issues, pending receipt of final documentation and legal opinions.
- Preliminary ratings are assigned to Rule 415 Shelf Registrations. As specific issues, with defined terms, are offered from the master registration, a final rating may be assigned to them in accordance with Standard & Poor's policies
- Preliminary ratings may be assigned to obligations that will likely be issued upon the obligor's emergence from bankruptcy or similar reorganization, based on late-stage reorganization plans, documentation and discussions with the obligor. Preliminary ratings may also be assigned to the obligors. These ratings consider the anticipated general credit quality of the reorganized or postbankruptcy issuer as well as attributes of the anticipated obligation(s).
- Preliminary ratings may be assigned to entities that are being formed or that are in the process of being independently established when, in Standard & Poor's opinion, documentation is close to final. Preliminary ratings may also be assigned to these entities' obligations.
- Preliminary ratings may be assigned when a previously unrated entity is undergoing a well-formulated restructuring, recapitalization, significant financing or other transformative event, generally at the point that investor or lender commitments are invited. The preliminary rating may be assigned to the entity and to its proposed obligation(s). These preliminary ratings consider the anticipated general credit quality of the obligor, as well as attributes of the anticipated obligation(s), assuming successful completion of the transformative event. Should the transformative event not occur, Standard & Poor's would likely withdraw these preliminary ratings.
- A preliminary recovery rating may be assigned to an obligation that has a preliminary issue credit rating.

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t
This symbol indicates termination structures that are designed to honor their contracts to full maturity or, should certain events occur, to terminate and cash settle all their contracts before their final maturity date.

unsolicited
Unsolicited ratings are those credit ratings assigned at the initiative of Standard & Poor's and not at the request of the issuer or its agents.

Inactive Qualifiers (No longer applied or outstanding)

---

*
This symbol indicated continuance of the ratings is contingent upon Standard & Poor's receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows. Discontinued use in August 1998.

c
This qualifier was used to provide additional information to investors that the bank may terminate its obligation to purchase tendered bonds if the long-term credit rating of the issuer is below an investment-grade level and/or the issuer's bonds are deemed taxable. Discontinued use in January 2001.

pr
The letters 'pr' indicate that the rating is provisional. A provisional rating assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful, timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of or the risk of default upon failure of such completion. The investor should exercise his own judgment with respect to such likelihood and risk.

q
A 'q' subscript indicates that the rating is based solely on quantitative analysis of publicly available information. Discontinued use in April 2001.

r
The 'r' modifier was assigned to securities containing extraordinary risks, particularly market risks, that are not covered in the credit rating. The absence of an 'r' modifier should not be taken as an indication that an obligation will not exhibit extraordinary non-credit related risks. Standard & Poor's discontinued the use of the 'r' modifier for most obligations in June 2000 and for the balance of obligations (mainly structured finance transactions) in November 2002.

Local Currency and Foreign Currency Risks
Country risk considerations are a standard part of Standard & Poor's analysis for credit ratings on any issuer or issue. Currency of repayment is a key factor in this analysis. An obligor's capacity to repay foreign currency obligations may be lower than its capacity to repay obligations in its local currency due to the sovereign government's own relatively lower capacity to repay external versus domestic debt. These sovereign risk considerations are incorporated in the debt ratings assigned to specific issues. Foreign currency issuer ratings are also distinguished from local currency issuer ratings to identify those instances where sovereign risks make them different for the same issuer.

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Moody's Credit Rating Definitions

Purpose

The system of rating securities was originated by John Moody in 1909. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which relative creditworthiness of securities may be noted.

Rating Symbols

Gradations of creditworthiness are indicated by rating symbols, with each symbol representing a group in which the credit characteristics are broadly the same. There are nine symbols as shown below, from that used to designate least credit risk to that denoting greatest credit risk:

Aaa Aa A Baa Ba B Caa Ca C

Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa.

Absence of a Rating

Where no rating has been assigned or where a rating has been withdrawn, it may be for reasons unrelated to the creditworthiness of the issue.

Should no rating be assigned, the reason may be one of the following:

1. An application was not received or accepted.

2. The issue or issuer belongs to a group of securities or entities that are not rated as a matter of policy.

3. There is a lack of essential data pertaining to the issue or issuer.

4. The issue was privately placed, in which case the rating is not published in Moody's publications.

Withdrawal may occur if new and material circumstances arise, the effects of which preclude satisfactory analysis; if there is no longer available reasonable up-to-date data to permit a judgment to be formed; if a bond is called for redemption; or for other reasons.

Changes in Rating

The credit quality of most issuers and their obligations is not fixed and steady over a period of time, but tends to undergo change. For this reason changes in ratings occur so as to reflect variations in the intrinsic relative position of issuers and their obligations.

A change in rating may thus occur at any time in the case of an individual issue. Such rating change should serve notice that Moody's observes some alteration in creditworthiness, or that the previous rating did not fully reflect the quality of the bond as now seen. While because of their very nature, changes are to be expected more frequently among bonds of lower ratings than among bonds of higher ratings. Nevertheless, the user of bond ratings should keep close and constant check on all ratings — both high and low — to be able to note promptly any signs of change in status that may occur.

Limitations to Uses of Ratings*

Obligations carrying the same rating are not claimed to be of absolutely equal credit quality. In a broad sense, they are alike in position, but since there are a limited number of rating classes used in grading thousands of bonds, the symbols cannot reflect the same shadings of risk which actually exist. As ratings are designed exclusively for the purpose of grading obligations according to their credit quality, they should not be used alone as a basis for investment operations. For example, they have no value in forecasting the direction of future trends of market price. Market price movements in bonds are influenced not only by the credit quality of individual issues but also by changes in money rates and general economic trends, as well as by the length of maturity, etc. During its life even the highest rated bond may have wide price movements, while its high rating status remains unchanged.

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The matter of market price has no bearing whatsoever on the determination of ratings, which are not to be construed as recommendations with respect to "attractiveness". The attractiveness of a given bond may depend on its yield, its maturity date or other factors for which the investor may search, as well as on its credit quality, the only characteristic to which the rating refers.

Since ratings involve judgements about the future, on the one hand, and since they are used by investors as a means of protection, on the other, the effort is made when assigning ratings to look at "worst" possibilities in the "visible" future, rather than solely at the past record and the status of the present. Therefore, investors using the rating should not expect to find in them a reflection of statistical factors alone, since they are an appraisal of long-term risks, including the recognition of many non-statistical factors.

Though ratings may be used by the banking authorities to classify bonds in their bank examination procedure, Moody's ratings are not made with these bank regulations in mind. Moody's Investors Service's own judgement as to the desirability or non-desirability of a bond for bank investment purposes is not indicated by Moody's ratings.

Moody's ratings represent the opinion of Moody's Investors Service as to the relative creditworthiness of securities. As such, they should be used in conjunction with the descriptions and statistics appearing in Moody's publications. Reference should be made to these statements for information regarding the issuer. Moody's ratings are not commercial credit ratings. In no case is default or receivership to be imputed unless expressly stated.

*As set forth more fully on the copyright, credit ratings are, and must be construed solely as, statements of opinion and not statements of fact or recommendations to purchase, sell or hold any securities. Each rating or other opinion must be weighed solely as one factor in any investment decision made by or on behalf of any user of the information, and each such user must accordingly make its own study and evaluation of each security and of each issuer and guarantor of, and each provider of credit support for, each security that it may consider purchasing, selling or holding.

Short-Term Ratings

Moody's short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. Such obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted.

Moody's employs the following designations to indicate the relative repayment ability of rated issuers:

P-1
Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.

P-2
Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.

P-3
Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.

NP
Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.

Note: Canadian issuers rated P-1 or P-2 have their short-term ratings enhanced by the senior-most long-term rating of the issuer, its guarantor or support-provider.

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Fitch's National Credit Ratings

For those countries in which foreign and local currency sovereign ratings are below 'AAA', and where there is demand for such ratings, Fitch Ratings will provide National Ratings. It is important to note that each National Rating scale is unique and is defined to serve the needs of the local market in question.

The National Rating scale provides a relative measure of creditworthiness for rated entities only within the country concerned. Under this rating scale, a 'AAA' Long-Term National Rating will be assigned to the lowest relative risk within that country, which, in most but not all cases, will be the sovereign state.

The National Rating scale merely ranks the degree of perceived risk relative to the lowest default risk in that same country. Like local currency ratings, National Ratings exclude the effects of sovereign and transfer risk and exclude the possibility that investors may be unable to repatriate any due interest and principal repayments. It is not related to the rating scale of any other national market. Comparisons between different national scales or between an individual national scale and the international rating scale are therefore inappropriate and potentially misleading. Consequently they are identified by the addition of a special identifier for the country concerned, such as 'AAA(arg)' for National Ratings in Argentina.

In certain countries, regulators have established credit rating scales, to be used within their domestic markets, using specific nomenclature. In these countries, the agency's National Short-Term Rating definitions for 'F1+(xxx)', 'F1(xxx)', 'F2(xxx)' and 'F3(xxx)' may be substituted by the regulatory scales, e.g. 'A1+', 'A1', 'A2' and 'A3'. The below definitions thus serve as a template, but users should consult the individual scales for each country listed on the agency's web-site to determine if any additional or alternative category definitions apply.

National Short-Term Credit Ratings

F1(xxx)
Indicates the strongest capacity for timely payment of financial commitments relative to other issuers or obligations in the same country. Under the agency's National Rating scale, this rating is assigned to the lowest default risk relative to others in the same country. Where the liquidity profile is particularly strong, a "+" is added to the assigned rating.

F2(xxx)
Indicates a good capacity for timely payment of financial commitments relative to other issuers or obligations in the same country. However, the margin of safety is not as great as in the case of the higher ratings.

F3(xxx)
Indicates an adequate capacity for timely payment of financial commitments relative to other issuers or obligations in the same country. However, such capacity is more susceptible to near-term adverse changes than for financial commitments in higher rated categories.

B(xxx)
Indicates an uncertain capacity for timely payment of financial commitments relative to other issuers or obligations in the same country. Such capacity is highly susceptible to near-term adverse changes in financial and economic conditions.

C(xxx)
Indicates a highly uncertain capacity for timely payment of financial commitments relative to other issuers or obligations in the same country. Capacity for meeting financial commitments is solely reliant upon a sustained, favorable business and economic environment.

D(xxx)
Indicates actual or imminent payment default.

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Notes to Long-Term and Short-Term National Ratings:

The ISO country code suffix is placed in parentheses immediately following the rating letters to indicate the identity of the National market within which the rating applies. For illustrative purposes, (xxx) has been used.

"+" or "-" may be appended to a National Rating to denote relative status within a major rating category. Such suffixes are not added to the 'AAA(xxx)' Long-Term National Rating category, to categories below 'CCC(xxx)', or to Short-Term National Ratings other than 'F1(xxx)'.

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A-9

LONG-TERM RATINGS

<u>Standard & Poor's Long-Term Issue Credit Ratings</u>

Issue credit ratings are based, in varying degrees, on Standard & Poor's analysis of the following considerations:

• Likelihood of payment—capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

• Nature of and provisions of the obligation;

• Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

Issue ratings are an assessment of default risk, but may incorporate an assessment of relative seniority or ultimate recovery in the event of default. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation may apply when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.)

AAA
An obligation rated 'AAA' has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA
An obligation rated 'AA' differs from the highest-rated obligations only to a small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A
An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB
An obligation rated 'BBB' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

BB, B, CCC, CC, and C
Obligations rated 'BB', 'B', 'CCC', 'CC', and 'C' are regarded as having significant speculative characteristics. 'BB' indicates the least degree of speculation and 'C' the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB
An obligation rated 'BB' is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B
An obligation rated 'B' is more vulnerable to nonpayment than obligations rated 'BB', but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

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CCC

An obligation rated 'CCC' is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC

An obligation rated 'CC' is currently highly vulnerable to nonpayment.

C

A 'C' rating is assigned to obligations that are currently highly vulnerable to nonpayment, obligations that have payment arrearages allowed by the terms of the documents, or obligations of an issuer that is the subject of a bankruptcy petition or similar action which have not experienced a payment default. Among others, the 'C' rating may be assigned to subordinated debt, preferred stock or other obligations on which cash payments have been suspended in accordance with the instrument's terms or when preferred stock is the subject of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

D

An obligation rated 'D' is in payment default. The 'D' rating category is used when payments on an obligation, including a regulatory capital instrument, are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The 'D' rating also will be used upon the filing of a bankruptcy petition or the taking of similar action if payments on an obligation are jeopardized. An obligation's rating is lowered to 'D' upon completion of a distressed exchange offer, whereby some or all of the issue is either repurchased for an amount of cash or replaced by other instruments having a total value that is less than par.

Plus (+) or minus (-)

The ratings from 'AA' to 'CCC' may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

NR

This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

See active and inactive qualifiers following Standard & Poors Short-Term Issue Credit Ratings beginning on page A-3.

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Moody's Long-Term Debt Ratings

Long-Term Obligation Ratings
Moody's long-term obligation ratings are opinions of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.

Moody's Long-Term Rating Definitions:

Aaa
Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.

Aa
Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.

A
Obligations rated A are considered upper-medium grade and are subject to low credit risk.

Baa
Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

Ba
Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.

B
Obligations rated B are considered speculative and are subject to high credit risk.

Caa
Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.

Ca
Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.

C
Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.

Note: Moody's appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

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Fitch's National Long-Term Credit Ratings

AAA(xxx)
'AAA' National Ratings denote the highest rating assigned by the agency in its National Rating scale for that country. This rating is assigned to issuers or obligations with the lowest expectation of default risk relative to all other issuers or obligations in the same country.

AA(xxx)
'AA' National Ratings denote expectations of very low default risk relative to other issuers or obligations in the same country. The default risk inherent differs only slightly from that of the country's highest rated issuers or obligations.

A(xxx)
'A' National Ratings denote expectations of low default risk relative to other issuers or obligations in the same country. However, changes in circumstances or economic conditions may affect the capacity for timely repayment to a greater degree than is the case for financial commitments denoted by a higher rated category.

BBB(xxx)
'BBB' National Ratings denote a moderate default risk relative to other issuers or obligations in the same country. However, changes in circumstances or economic conditions are more likely to affect the capacity for timely repayment than is the case for financial commitments denoted by a higher rated category.

BB(xxx)
'BB' National Ratings denote an elevated default risk relative to other issuers or obligations in the same country. Within the context of the country, payment is uncertain to some degree and capacity for timely repayment remains more vulnerable to adverse economic change over time.

B(xxx)
'B' National Ratings denote a significantly elevated default risk relative to other issuers or obligations in the same country. Financial commitments are currently being met but a limited margin of safety remains and capacity for continued timely payments is contingent upon a sustained, favorable business and economic environment. For individual obligations, may indicate distressed or defaulted obligations with potential for extremely high recoveries.

CCC(xxx)
'CCC' National Ratings denote that default is a real possibility. Capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic conditions.

CC(xxx)
'CC' National Ratings denote that default of some kind appears probable.

C(xxx)
'C' National Ratings denote that default is imminent.

D(xxx)
'D' National Ratings denote an issuer or instrument that is currently in default.

Notes to Long-Term and Short-Term National Ratings:
The ISO country code suffix is placed in parentheses immediately following the rating letters to indicate the identity of the National market within which the rating applies. For illustrative purposes, (xxx) has been used.

"+" or "-" may be appended to a National Rating to denote relative status within a major rating category. Such suffixes are not added to the 'AAA(xxx)' Long-Term National Rating category, to categories below 'CCC(xxx)', or to Short-Term National Ratings other than 'F1(xxx)'.

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MUNICIPAL NOTE RATINGS

Standard & Poor's Municipal Short-Term Note Ratings Definitions

A Standard & Poor's U.S. municipal note rating reflects Standard & Poor's opinion about the liquidity factors and market access risks unique to the notes. Notes due in three years or less will likely receive a note rating. Notes with an original maturity of more than three years will most likely receive a long-term debt rating. In determining which type of rating, if any, to assign, Standard & Poor's analysis will review the following considerations:

- Amortization schedule—the larger the final maturity relative to other maturities, the more likely it will be treated as a note; and

- Source of payment—the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.

Note rating symbols are as follows:

SP-1
Strong capacity to pay principal and interest. An issue determined to possess a very strong capacity to pay debt service is given a plus (+) designation.

SP-2
Satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

SP-3
Speculative capacity to pay principal and interest.

See active and inactive qualifiers following Standard & Poors Short-Term Issue Credit Ratings beginning on page A-3.

Moody's US Municipal Short-Term Debt And **Demand Obligation Ratings**

Short-Term Debt Ratings

There are three rating categories for short-term municipal obligations that are considered investment grade. These ratings are designated as Municipal Investment Grade (MIG) and are divided into three levels -- MIG 1 through MIG 3. In addition, those short-term obligations that are of speculative quality are designated SG, or speculative grade. MIG ratings expire at the maturity of the obligation.

MIG 1
This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support, or demonstrated broad-based access to the market for refinancing.

MIG 2
This designation denotes strong credit quality. Margins of protection are ample, although not as large as in the preceding group.

MIG 3
This designation denotes acceptable credit quality. Liquidity and cash-flow protection may be narrow, and market access for refinancing is likely to be less well-established.

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SG
This designation denotes speculative-grade credit quality. Debt instruments in this category may lack sufficient margins of protection.

Demand Obligation Ratings

In the case of variable rate demand obligations (VRDOs), a two-component rating is assigned; a long or short-term debt rating and a demand obligation rating. The first element represents Moody's evaluation of the degree of risk associated with scheduled principal and interest payments. The second element represents Moody's evaluation of the degree of risk associated with the ability to receive purchase price upon demand ("demand feature"), using a variation of the MIG rating scale, the Variable Municipal Investment Grade or VMIG rating.

When either the long- or short-term aspect of a VRDO is not rated, that piece is designated NR, e.g., Aaa/NR or NR/VMIG 1.

VMIG rating expirations are a function of each issue's specific structural or credit features.

VMIG 1
This designation denotes superior credit quality. Excellent protection is afforded by the superior short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

VMIG 2
This designation denotes strong credit quality. Good protection is afforded by the strong short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

VMIG 3
This designation denotes acceptable credit quality. Adequate protection is afforded by the satisfactory short-term credit strength of the liquidity provider and structural and legal protections that ensure the timely payment of purchase price upon demand.

SG
This designation denotes speculative-grade credit quality. Demand features rated in this category may be supported by a liquidity provider that does not have an investment grade short-term rating or may lack the structural and/or legal protections necessary to ensure the timely payment of purchase price upon demand.

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APPENDIX "B" Statement of Policy Regarding Proxy Voting
Heartland Group, Inc.
Heartland Advisors, Inc.
(February 2010)

I. INTRODUCTION

The purpose of this Statement of Policy Regarding Proxy Voting (the "Statement") is to set forth the policies and procedures that are followed to ensure proxies are voted in favor of the beneficial security interests that Heartland Advisors, Inc. ("HAI") and Heartland Group, Inc. ("HGI", and collectively with HAI, the "Fiduciaries"), respectively, represent. Recognizing that guidance with respect to proxy voting is not static, it is intended that this Statement be reviewed periodically and revised and interpreted as necessary to remain current both with respect to its general terms and with respect to specific corporate governance matters to be voted upon.

The beneficial security interests represented by the Fiduciaries and hereinafter collectively referred to as "Clients" of the Fiduciaries are:

· As to HAI, the interests of its investment advisory clients for which it has accepted proxy voting discretion; and
· As to HGI, the interests of the shareholders of its various mutual fund series.

The policies and procedures set forth in this Statement are monitored, discussed and updated as necessary by the Investment Policy Committee of HAI and the Board of Directors of HGI at the recommendation of their respective managing principals or officers. Although these policies and procedures are common to HAI and HGI, each shall act independently and solely in the best interests of the respective fiduciary interests they represent in the administration thereof.

This Statement does not apply to those situations where a Client of HAI has retained voting discretion. In those situations, HAI will cooperate with the Client to ensure proxies are voted as directed by the Client. In addition, HAI will also abide by specific voting guidelines on certain policy issues as requested by a particular Client on a case-by-case basis.

II. STATEMENT OF POLICY

In general, proxies shall be voted in a manner designed to maximize the value of the Clients' investment. In evaluating a particular proxy proposal, the respective Fiduciary will take into consideration, among other things, the period of time over which the voting shares of the company are expected to be held, the size of the position, the costs involved in the proxy proposal, and the existing governance documents of the affected company, as well as its management and operations. Proxy proposals which change the existing status of a company shall be reviewed to evaluate the necessity of the change, and to determine the benefits to the company and its shareholders, but the Fiduciaries' primary objective is to protect and enhance the economic interests of their respective Clients.

The proxy voting guidelines, attached as Exhibit A, provide a general framework for the manner in which the Fiduciaries' will vote proxies. These guidelines are not "hard and fast" rules and do not address all matters that may be submitted by companies to a vote of their shareholders. Rather, the guidelines reflect the overall sentiment as to how proxies should be voted with respect to matters commonly submitted by companies for shareholder approval. The Fiduciaries may vote proxies that depart from such guidelines if, in their good faith judgment, doing so is in the best interests of their respective Clients and the value of the Clients' investments. On matters not covered by the guidelines, the Fiduciaries will vote proxies in a manner believed in good faith to further the value of their Clients' investments. As corporate governance standards, disclosure requirements and voting mechanics vary greatly among foreign markets in which the Clients may invest, there may be instances in which HAI elects not to vote.

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Generally, it is the Fiduciaries' policy to vote in accordance with management's recommendations on most issues since the capability of management is one of the criteria used by HAI in selecting stocks, and in recognition of the fact that a board of directors is elected by a company's shareholders and the management of a company will normally have more specific expertise and knowledge as to the company's operations. However, when the Fiduciaries believe management is acting on its own behalf, instead of on behalf of the well-being of the company and its shareholders, or when the Fiduciaries believe that management is acting in a manner that is adverse to the rights of the company's shareholders, the Fiduciaries believe it is their duty to represent the interests of their respective Clients and, as a result, will not vote with management.

III. Voting Procedures

All proxy proposals shall be voted on an individual basis. Subject to the oversight of its Investment Policy Committee, HAI will designate a proxy administrator responsible for voting proxies. The proxy administrator will monitor and review all proxies to ensure that voting is done in a timely manner. The proxy administrator will match each proxy to the securities to be voted, and will provide the relevant proxy materials to the HAI analyst for the particular company. In general, the HAI analyst for a company shall be responsible for analyzing a proxy proposal relating to that company and determining how votes should be cast by communicating his/her recommendation to the HAI proxy administrator.

In evaluating a proxy proposal, the HAI analyst shall be responsible for considering whether there is any business relationship between the Fiduciary and the company or other facts and circumstances that may give rise to a material conflict of interest on the part of the Fiduciary in connection with voting Client proxies. Instances that may give rise to a material conflict include:

(a) The Fiduciary may manage a pension plan, administer an employee benefit plan for, or provide other services to a company whose management is soliciting proxies. Failure to vote in favor of management may harm the Fiduciary's relationship with the company.
(b) The Fiduciary, or an officer, director, employee or representative, may have a business or personal relationship with proponents of a proxy proposal such as participants in proxy contests, corporate directors or candidates for directorship. These relationships could influence the Fiduciary's proxy voting.
(c) An employee of the Fiduciary may have a spouse or other relative who serves as a director, executive, manager or employee of a company. This personal relationship may cause a conflict.
(d) An inherent conflict also exists with any proposal requiring a proxy vote that influences the revenue received by the Fiduciary.

In general, if the HAI analyst determines that a material conflict of interest may exist, the proxy shall be referred to the HAI Investment Policy Committee who shall, based on the advice of legal counsel, determine whether the proxy may be voted by the Fiduciary or referred to the Client (or another fiduciary of the Client) for voting purposes.[1]

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From time to time, HAI may also engage a third party service provider (who is independent of HAI and HGI), such as Glass, Lewis & Co., to perform research and make recommendations to HAI as to a particular shareholder vote being solicited. HAI is under no obligation to follow any such recommendation, but will take it under consideration when reviewing the proposal being solicited. Before engaging such third party service provider, HAI will take reasonable steps to verify that the service provider is independent of HAI and HGI based on all of the relevant facts and circumstances. In addition, before engaging such third party service provider, HAI must be satisfied that the service provider can make impartial proxy voting recommendations that are in the best interests of the Clients. If the third party service provider is in the business of providing corporate guidance advice to companies in addition to making proxy voting recommendations to investment advisers, HAI will implement procedures that require such firm to disclose any relevant facts concerning that firm's relationship with a company whose voting securities are held by Clients, such as the amount of compensation that the firm receives from the company. Such procedures may also include a thorough review of the service provider's conflict procedures, their adequacy and the effectiveness of their implementation and/or other means reasonably designed to ensure the integrity of the proxy voting process. HAI will then use that information to determine whether that firm can make proxy voting recommendations in an impartial manner and in the best interests of the Clients, or whether HAI needs to take other steps and seek other input on how to vote the proxies.

When possible, voting will be conducted electronically through the Glass Lewis & Co. electronic delivery platform ("Glass Lewis"). For each proposal with respect to which a vote is cast, a hard copy of the signed ballot and a print out of the accounts for which votes were cast shall be retained for six months following the calendar year in which the vote was cast. In addition, an electronic voting record shall be maintained by Glass Lewis that shall include the same information, as well as a brief statement of the voting issue and a statement as to how the Fiduciary voted. A hard copy and/or the electronic record shall be maintained for seven calendar years. The Fiduciaries shall also maintain any other books and records required by applicable law.

With regard to proxies voted on behalf of the Heartland Family of Mutual Funds, the Fiduciaries shall comply with the disclosure and filing requirements set forth in Investment Company Act Release IC-25922, including filing of Form N-PX pursuant to Rule 30b1-4 under the Investment Company Act of 1940.

Upon request by a Client or the Board of Directors of HGI, HAI shall provide information concerning the voting of proxies on behalf of that Client or the Heartland Funds, respectively. Copies of this Statement of Policy also shall be made available upon request.

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1 In the case of HGI, if the Investment Policy Committee determines that the proxy should not be voted by the officers of HGI, the proxy shall be submitted to the Audit Committee of HGI (or its designee) to determine how the proxy should be voted.

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EXHIBIT A
Proxy Voting Guidelines

A. Board Items

Subject	Vote
Election of Directors	FOR nominees in an uncontested election, *except* that votes may be withheld from a director who: · Attended less than 75% of board and/or committee meetings without a valid business reason for the absences; · Serves on a committee when the committee's actions are inconsistent with other guidelines (e.g. excessive option grants, substantial non-audit fees, or lack of board independence); · Receives compensation from the company for services other than serving as a director; · Serves as Chief Financial Officer or similar financial/accounting role for the company; or · Has other known positions that create a conflict of interest
Two-Thirds of Independent Directors	FOR proposals that require two-thirds of the board and/or board committees to be independent
Independent Chairperson (Separate Chairperson/CEO)	FOR proposals that require an independent member act as chairperson of the board
Independent Committees	FOR proposals that require all members of the Audit, Nominating and Compensation Committees to be independent
Board Size	· FOR proposals that seek to fix or designate a range for the board size · AGAINST proposals that give management the ability to alter the board size outside a specified range without shareholder approval
Declassification of Board	FOR
Classification of Board	AGAINST
Removal of Directors	· AGAINST proposals that provide that directors may be removed only for cause · FOR proposals to restore shareholder ability to remove directors with or without cause
Filling Vacancies	· FOR proposals that permit shareholders to elect directors to fill board vacancies · AGAINST proposals that provide that only continuing directors may elect replacement board members
Term Limits	AGAINST shareholder proposals to limit the tenure of outside directors
Age Limits	AGAINST shareholder proposals to impose a mandatory retirement age for outside directors

B. Capital Structure and Voting Related Items

Subject	Vote
Poison Pills	· FOR shareholder proposals that request a company submit a poison pill to shareholder vote · AGAINST management proposals to adopt or ratify a poison pill which limit a potential acquirer's ability to buy a controlling interest without the approval of the target's board of directors

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Supermajority Voting	AGAINST proposals that require a supermajority shareholder vote
Cumulative Voting	AGAINST proposals that allow shareholders votes that are disproportionate to their economic investment in the company
Confidential Voting	FOR
Dual Class Stock	AGAINST proposals to create a new class of common stock with superior voting rights.
Common Stock Authorization	Reviewed on a case-by-case basis when a proposal seeks to increase the number of common stock shares authorized for issuance.
Repurchase Programs	FOR proposals to institute share repurchase plans

C. General/Administrative Items

Subject	Vote
Ratify Auditors	FOR, unless: · The auditor is performing non-audit work for which it receives fees that are deemed excessive in relation to the fees paid for audit work; or · The auditor otherwise has a significant professional or personal relationship with the company that compromises the audit firm's independence
Social, Political and Environmental Issues	Review on a case-by-case basis; however, typically vote with management with regard to social, political or environmental concerns that may have an effect upon the economic success of the company, as management is in the best position to assess the impact on the company and the value of its securities
Adjourn Meeting	AGAINST, absent compelling reasons to support
Transact Other Business	AGAINST proposals to approve such other business that may be raised during a meeting
Right to Call Meetings	FOR proposals that permit shareholders to call special meetings of the board

D. Compensation Items

Subject	Vote
Stock Plans in Lieu of Cash	FOR plans that allow participants to take all or a portion of their cash compensation in the form of stock
Stock Ownership Requirements	FOR proposals that require senior executives to hold a minimum amount of common stock of the company
Stock Options and Incentive Compensation	· FOR proposals that require stock acquired through an option exercise to be held for a certain period of time · AGAINST the re-pricing or replacement of stock options without shareholder approval · AGAINST proposals that provide for options priced at less than 100% of the fair market value of the underlying security on the date of the grant · AGAINST annual option grants in excess of 2% of shares outstanding · AGAINST option plans that provide for potential dilution of shares that exceed 10% of shares outstanding · AGAINST proposals that include automatic share replenishment ("evergreen") features
Executive Severance Agreements ("Golden Parachutes")	Reviewed on a case-by-case basis, but vote AGAINST proposals that provide for compensation exceeding three times annual compensation (salary and bonus)
Employee Stock Ownership Plans	FOR where the plan provides for a minimum stock purchase price that is equal or greater than 85% of the stock's fair market value

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HEARTLAND INTERNATIONAL SMALL CAP FUND
PART C

OTHER INFORMATION

Item 28. Exhibits.

(a) Declaration of Trust.

(1) (i) Amended and Restated Certificate of Trust, previously filed with Registrant's Post-Effective Amendment No. 84 to its Registration Statement on Form N-1A with the SEC on April 18, 2008, and is incorporated by reference.

(ii) Amended and Restated Declaration of Trust, previously filed with Registrant's Pre-Effective Amendment No. 140 to its Registration Statement on Form N-1A with the SEC on June 22, 2009, and is incorporated by reference.

(b) Amended and Restated By-Laws.

(1) Previously filed with Registrant's Post-Effective Amendment No. 140 to its Registration Statement on Form N-1A with the SEC on June 22, 2009, and is incorporated by reference.

(c) Instruments Defining Rights of Security Holders are incorporated by reference to the Declaration of Trust and Bylaws.

(d) Investment Advisory Agreement – Filed Herewith.

(e) Underwriting Agreement – Filed Herewith.

(f) Bonus or Profit Sharing Contracts – Not Applicable.

(g) Custody Agreement – Filed Herewith.

(h) Other Material Contracts.

(1) Fund Administration Servicing Agreement – Filed Herewith.

(2) Transfer Agent Servicing Agreement – Filed Herewith.

(3) Fund Accounting Servicing Agreement – Filed Herewith.

(4) Power of Attorney — Previously filed with Registrant's Post-Effective Amendment No. 174 to its Registration Statement on Form N-1A with the SEC on January 26, 2010, and is incorporated by reference.

(5) Operating Expenses Limitation Agreement – Filed Herewith.

(i) Legal Opinions.

(1) Opinion and Consent of Counsel – Filed Herewith.

(j) Other Opinions.

(1) Consent of Independent Registered Public Accounting Firm – Not Applicable.

(k) Omitted Financial Statements – Not Applicable.

(l) Agreement Relating to Initial Capital.

(1) Previously filed with Registrant's Post-Effective Amendment No. 2 to its Registration Statement on Form N-1A with the SEC on December 19, 2003, and is incorporated by reference.

(m) Rule 12b-1 Plan – Filed Herewith.

(n) Rule 18f-3 Plan – Not Applicable.

(o)		Reserved.
(p)		Code of Ethics.
	(1)	Code of Ethics for Registrant was previously filed with Registrant's Post-Effective Amendment No. 162 to its Registration Statement on Form N-1A with the SEC on November 9, 2009, and is incorporated by reference.
	(2)	Code of Ethics for Fund and Adviser – Filed Herewith.
	(3)	Code of Ethics for Principal Underwriter - Filed Herewith.

Item 29.   Persons Controlled by or Under Common Control with Registrant

No person is directly or indirectly controlled by or under common control with the Registrant.

Item 30.   Indemnification

Reference is made to Article X of the Registrant's Declaration of Trust.

Pursuant to Rule 484 under the Securities Act of 1933, as amended, the Registrant furnishes the following undertaking: "Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue."

Item 31.   Business and Other Connections of Investment Adviser

Heartland Advisors, Inc.

In addition to serving as the investment adviser to the Heartland International Small Cap Fund (the "Fund"), Heartland Advisors, Inc. acts also as the investment advisor to three of the Heartland Funds (Select Value, Value Plus and Value Funds). William J. Nasgovitz, a director and President of Heartland Group, Inc., is a controlling person of Heartland Advisors through his indirect ownership of a majority of its voting common stock. Heartland Group, Inc. is located at 789 North Water Street, Suite 500, Milwaukee, Wisconsin 53202. Mr. Nasgovitz has indicated he intends to retain control of Heartland Advisors, Inc. through continued indirect ownership of a majority of its outstanding voting stock.

Set forth below is a list of the officers and directors of Heartland Advisors, Inc. as of September 15, 2010, together with information as to any other business, profession, vocation or employment of a substantial nature of those officers and directors during the past two years:

Name	Position and Office(s) with Heartland Advisors, Inc.	Other
William J. Nasgovitz	President, Chief Executive Officer, and Director	President and Director, Heartland Group, Inc., since December 1984.
Paul T. Beste	Director, Chief Operating Officer and Secretary	Secretary and Treasurer, Heartland Value Manager, LLC, since August 2000; Chief Operating Officer, Heartland Advisors, Inc., since December 1999; Secretary, Heartland Group, Inc., November 2005 to May 2010; Principal Accounting Officer, Heartland Group, Inc., December 2009 to May 2010; Interim Treasurer and Principal Accounting Officer, Heartland Group, Inc., September 2008 to December 2008. Employed by Heartland Advisors, Inc. in other capacities since 1997.
Vinita K. Paul	Vice President, General Counsel and Chief Compliance Officer	Vice President and Chief Compliance Officer, Heartland Group, Inc., since August 2008; Associate, Quarles & Brady LLP, November 2007 to July 2008; Vice President and Interim General Counsel, The Ziegler Companies, Inc., July 2007 to October 2007; Assistant Secretary, North Track Funds, Inc., December 2006 to October 2007; Assistant Secretary, Ziegler Exchange Traded Trust, December 2006 to October 2007; Vice President and Assistant General Counsel, The Ziegler Companies, Inc., September 2006 to July 2007; Associate, Quarles & Brady LLP, September 2004 to August 2006.
David C. Fondrie	Senior Vice President and Director	Chief Executive Officer, Heartland Group, Inc., since January 2006
Nicole J. Best	Senior Vice President and Chief Financial Officer	Senior Vice President and Chief Financial Officer, Heartland Advisors, Inc., since May 2010; Senior Vice President, Investor Services and Markets, Brown Brothers Harriman & Co, September 2008 to May 2010; Senior Vice President and Chief Compliance Officer, Heartland Advisors, Inc., November 2005 to August 2008; Senior Vice President and Treasurer, Heartland Advisors, Inc., February 2001 to August 2006; Treasurer and Principal Accounting Officer, Heartland Group, Inc., June 2000 to November 2005. Employed by Heartland Advisors, Inc. in other capacities from 1998 to 2008.
Katherine M. Jaworski	Vice President	Principal Accounting Officer and Treasurer, Heartland Group, Inc., since May 2010; Investment Operations Manager of Heartland Advisors, Inc. since January 2004; Assistant Secretary, Heartland Group, Inc., November 2008 to May 2010. Employed by Heartland Advisors, Inc. in other capacities since April 1999.
Hugh F. Denison	Senior Vice President	None
Kevin D. Clark	Senior Vice President	None
Michael T. Riggs	Senior Vice President	None
David Ribbens	Senior Vice President	None
Bradford A. Evans	Vice President	None
Theodore D. Baszler	Vice President	None
Matthew J. Miner	Vice President	None
Jeffrey J. Kohl	Vice President	None
Michael H. DiStefano	Vice President	None
Jeanne Kolimaga	Vice President	None
William R. ("Will") Nasgovitz	Vice President	None
Adam J. Peck	Vice President	None
Michael D. Kops	Vice President	None
Kevin A. Joy	Vice President	None

Item 32.   Principal Underwriter.

(a)   ALPS Distributors, Inc. acts as the distributor for the certain series of the Registrant, including the Fund, and the following investment companies: AARP Funds, ALPS ETF Trust, ALPS Variable Insurance Trust, Ameristock Mutual Fund, Inc., AQR Funds, BLDRS Index Fund Trust, Caldwell & Orkin Funds, Inc., Campbell Multi-Strategy Trust, Cook & Bynum Funds Trust, CornerCap Group of Funds, CRM Mutual Fund Trust, Cullen Funds, DIAMONDS Trust, EGA Global Shares Trust , Financial Investors Trust, Financial Investors Variable Insurance Trust, Firsthand Funds, Forward Funds, Grail Advisors ETF Trust, Heartland Group, Inc., Henssler Funds, Inc., Holland Balanced Fund, IndexIQ Trust, Index IQ ETF Trust, Laudus Trust, Laudus Institutional Trust, Milestone Funds, MTB Group of Funds, Oak Associates Funds, OOK, Inc., Pax World Funds, PowerShares QQQ 100 Trust Series 1, SPDR Trust, MidCap SPDR Trust, Select Sector SPDR Trust, Stonebridge Funds, Inc., Stone Harbor Investment Funds, TDX Independence Funds, Inc., Transparent Value Trust, TXF Funds, Inc., Wasatch Funds, WesMark Funds, Westcore Trust, Williams Capital Liquid Assets Fund, and WisdomTree Trust.

(b)   To the best of Registrant's knowledge, the directors and executive officers of ALPS Distributors, Inc. as of September 15, 2010, are as follows:

Name and Address*	Positions and Offices with Underwriter	Positions & Offices with Registrant
Edmund J. Burke	Director	None
Thomas A. Carter	President, Director	None
Jeremy O. May	Director	None
Spencer Hoffman	Director	None
Richard Hetzer	Executive Vice President	None
John C. Donaldson	Vice President, Chief Financial Officer	None
Robert J. Szydlowski	Vice President, Chief Technology Officer	None
Diana Adams	Vice President, Controller, Treasurer	None
Kevin J. Ireland	Vice President, Director of Institutional Sales	None
Mark R. Kiniry	Vice President, National Sales Director-Investments	None
Tané T. Tyler	Vice President, General Counsel, Secretary	None
Bradley J. Swenson	Vice President, Chief Compliance Officer	None
Erin Douglas	Vice President, Senior Associate Counsel	None
JoEllen Legg	Vice President, Associate Counsel	None
Steven Price	Vice President, Deputy Chief Compliance Officer	None
James Stegall	Vice President, Institutional Sales Manager	None

* C/O ALPS Distributors, Inc., 1290 Broadway, Suite 1100, Denver, CO 80203.

(c)   Not Applicable.

Item 33.   **Location of Accounts and Records.**

The books and records required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, are maintained at the following locations:

Records Relating to:	Are located at:
Registrant's Fund Administrator, Fund Accountant, and Transfer Agent	U.S. Bancorp Fund Services, LLC 615 East Michigan Street Milwaukee, WI 53202
Registrant's Investment Adviser	Heartland Advisors, Inc. 789 North Water Street, Suite 500 Milwaukee, WI 53202
Registrant's Custodian	Brown Brothers Harriman & Co. 40 Water Street Boston, Massachusetts 02109
Registrant's Distributor	ALPS Distributors, Inc. 1290 Broadway, Suite 1100 Denver, Colorado 80203

Item 34.   **Management Services**

All management-related service contracts entered into by Registrant are discussed in Parts A and B of this Registration Statement.

Item 35.   **Undertakings**

The Registrant hereby undertakes to furnish each person to whom a Prospectus for one or more of the series of the Registrant is delivered with a copy of the relevant latest annual report to shareholders, upon request and without charge.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed below on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukee and State of Wisconsin, on the 30th day of September, 2010.

TRUST FOR PROFESSIONAL MANAGERS

By: /s/ John P. Buckel
John P. Buckel
Vice President, Treasurer and Principal Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on September 30, 2010 by the following persons in the capacities indicated.

Signature	Title
Joseph C. Neuberger* Joseph C. Neuberger	Chairperson, President and Trustee
Dr. Michael D. Akers* Dr. Michael D. Akers	Independent Trustee
Gary A. Drska* Gary A. Drska	Independent Trustee
Jonas B. Siegel* Jonas B. Siegel	Independent Trustee

* By /s/ John P. Buckel
John P. Buckel
Attorney-in-Fact pursuant to Power of Attorney previously filed with Registrant's Post-Effective Amendment No. 174 to its Registration Statement on Form N-1A with the SEC on January 26, 2010, and is incorporated by reference.

EXHIBIT INDEX

Exhibit	Exhibit No.
Investment Advisory Agreement	EX-99.d
Underwriting Agreement	EX-99.e
Custody Agreement	EX-99.g
Fund Administration Servicing Agreement	EX-99.h.1
Transfer Agent Servicing Agreement	EX-99.h.2
Fund Accounting Servicing Agreement	EX-99.h.3
Operating Expense Limitation Agreement	EX-99.h.5
Opinion and Consent of Counsel	EX-99.i.1
Rule 12b-1 Plan	EX-99.m
Code of Ethics for Fund and Adviser	EX-99.p.2
Code of Ethics for Underwriter	EX-99.p.3